BROOKFIELD OFFICE PROPERTIES INC.

RENEWAL ANNUAL INFORMATION FORM

March 31, 2014

ANNUAL INFORMATION FORM
TABLE OF CONTENTS

Notes Regarding This Annual Information Form	1
Note Regarding Financial Information	1
Forward-Looking Statements	1
Corporate Structure	2
Name, Address and Incorporation	2
Intercorporate Relationships and History	2
General Development of the Business	5
Acquisitions and Dispositions	5
Development	7
Financings and Refinancings	8
Capital Markets	8
Business of Brookfield Office Properties	10
Commercial Property Operations	10
Business Strategy	10
Investment Strategy	11
Commercial Development	12
Prudent and Flexible Capital Plan	13
Primary Markets and Properties	15
Employees	35
Environmental Protection	35
Company and Real Estate Industry Risks	36
Dividends and Dividend Policy	45
Description of Capital Structure	46
General Description of Capital Structure	46
Ratings	47
Market for Securities	48
Directors and Officers	52
Directors	52
Officers	53
Share Ownership	54
Legal Proceedings	54
Interest of Management and Others in Material Transactions	54
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	54
Auditors, Transfer Agent and Registrar	54
Audit Committee Information	54
Relevant Education and Experience	55
Pre-Approval Policies and Procedures	55
External Auditor Service Fees (By Category)	56
Additional Information	56

Appendix A – Subsidiaries	57
Appendix B – Commercial Properties by Region as of December 31, 2013	60
Appendix C – Summary of Terms and Conditions of Authorized Securities	63
Appendix D – Audit Committee Charter	96

Notes Regarding this Annual Information Form

In this Annual Information Form (“AIF”), “BPO”, “Brookfield Office Properties”, “we”, “us” and “our” refers to Brookfield Office Properties Inc. and its consolidated subsidiaries, unless otherwise noted or the context requires otherwise.

Note Regarding Financial Information

Financial data included in this AIF has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar references, unless otherwise stated, are in U.S. dollars. Amounts in Canadian dollars are identified as “C$” and amounts in Australian dollars are identified as “A$”. This AIF should be read in conjunction with our management’s discussion and analysis and audited consolidated financial statements and appended notes, each of which appear in our annual report. Unless otherwise indicated, the statistical and financial data contained in this AIF are presented as at December 31, 2013.

Forward-Looking Statements

This AIF, particularly the sections entitled “General Development of the Business” and “Business of Brookfield Office Properties”, contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; uncertainties of real estate development or redevelopment; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in the tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

| Brookfield Office Properties | 2014 Annual Information Form	1

CORPORATE STRUCTURE

Name, Address and Incorporation

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Our portfolio is comprised of interests in 114 properties totaling 85 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making us the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in Manhattan, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney. Our common shares trade on the New York Stock Exchange (“NYSE”) and Toronto Stock Exchange (“TSX”) under the symbol “BPO”.

Brookfield Office Properties Inc. was formed under the Canada Business Corporations Act on September 5, 1978 to continue the business of Canadian Arena Corporation which was incorporated in 1923 under the Quebec Companies Act, 1920. Our articles were restated on September 5, 2002 and since then have been amended from time to time to change our capital structure, to adjust the number of directors on our Board of Directors and to change our name.

Our registered office is P.O. Box 770, Suite 330, Brookfield Place Toronto, 181 Bay Street, Toronto, Ontario, M5J 2T3. We operate head offices at Brookfield Place New York, 250 Vesey Street, 15th Floor, New York, New York 10281; Brookfield Place Toronto, 181 Bay Street, Suite 330, Toronto, Ontario, M5J 2T3; Level 22, 135 King St., Sydney NSW 2000; and 23 Hanover Square, London, W1S 1JB.

Intercorporate Relationships and History

Our principal subsidiaries and the cities where they own properties are set out below. All interests are 100% ownership interests unless otherwise indicated. Our principal subsidiaries and their jurisdiction of formation are listed in Appendix A hereto.

(1) Approximately 1/3 of our interest in Brookfield DTLA Holdings LLC is held through Brookfield Properties Investor Corporation, a wholly-owned subsidiary.

| Brookfield Office Properties | 2014 Annual Information Form	2

BPO has been active in various facets of the real estate business since the 1960’s. Canadian Arena Corporation, the predecessor company to BPO, built the Montreal Forum in 1924 to provide facilities for hockey and other sporting and cultural events and its earnings were derived principally from the ownership of the Montreal Forum and the Montreal Canadiens of the National Hockey League until the sale of the franchise in 1978.

In 1976, a subsidiary of BPO, then called Carena Properties, expanded its real estate interests by acquiring a controlling interest in one of Canada’s largest public real estate companies, Trizec Corporation Ltd. The steady escalation in commercial property values over the next ten years provided the capital base to expand BPO’s residential land development and home building activities. In 1990, we made a strategic decision to invest capital in the premier office property business in select, high-growth, supply-constrained markets in North America and in 2010, we announced a strategic repositioning plan to transform ourselves into a global pure-play office property company. This plan included the acquisition of an interest in a significant portfolio of premier office properties in Australia from Brookfield Asset Management Inc. (“BAM”) in September 2010 as well as the divestment of our residential land and housing business in March 2011.

The accumulation of our assets was completed through various corporate and property purchases, including nine major portfolio acquisitions:

1.	BCE Development Acquisition

In 1990, we acquired a 50% interest in a portfolio of office properties in Toronto, Denver and Minneapolis from BCE Inc. In 1994, this interest was increased to 100%. Brookfield Place Toronto, our flagship office complex in Toronto, was acquired in this transaction.

2.	Olympia & York (U.S.A.) Acquisition

On November 21, 1996, we completed the acquisition of a 46% interest in World Financial Properties, L.P., a New York-based Delaware limited partnership. World Financial Properties, L.P. owned 10 million square feet of Class A office space in New York and Boston, including interests in three of the four towers of Brookfield Place New York, One Liberty Plaza and 245 Park Avenue in Manhattan and 53 State Street in Boston. From 1997 to 2003, we acquired further interests in World Financial Properties, L.P. (now Brookfield Financial Properties LLC) gradually increasing our holdings to our current interest of approximately 99.4%.

3.	Gentra Acquisition

On September 30, 1997, we completed the acquisition of a 43% interest in BPO Properties Ltd., a Canadian corporation and an owner of commercial properties primarily in the Toronto area (“BPP”, formerly Gentra Inc. and Royal Trustco Limited) and from 1997 to 2003, we increased our ownership to 89% through a series of private transactions, share repurchases, consolidations and issuances by BPP. In May 2010, BPP was reorganized creating a Canadian real estate investment trust (“REIT”) which is named Brookfield Canada Office Properties (“BOX”). Following this transaction, our ownership interest in BPP increased to 100% and our ownership interest in BOX was approximately 90%. We subsequently sold down a portion of our interest in BOX in November 2010 and we currently have an interest in BOX of approximately 83.3%. We serve as property and asset manager for BOX.

4.	Trizec Western Canada Acquisition

In June 2000, we acquired a Western Canadian office portfolio consisting of four office towers in Calgary and Vancouver. The portfolio included the flagship Bankers Hall East and West Towers in Calgary.

5.	O&Y REIT Acquisition

In October and November of 2005, we completed the acquisition of O&Y Properties Corporation and the assets and liabilities of O&Y Real Estate Investment Trust which consisted of 27 office buildings and one development site in five Canadian cities. The portfolio was acquired by a consortium of institutional investors, led and managed by us investing directly through property-level joint ventures (collectively, the “Canadian Office Fund”). BPP provided 25% of the equity and serves as property and asset manager for the Canadian Office Fund.

| Brookfield Office Properties | 2014 Annual Information Form	3

6.	Trizec Properties Acquisition

In October 2006, we acquired Trizec Properties, Inc. (“Trizec Properties”), a publicly traded U.S. REIT, and Trizec Canada Inc., a Canadian company that held, among other assets, an approximate 38% ownership interest in Trizec Properties. The portfolio was acquired in a joint venture (the “Trizec Joint Venture”) involving a consortium of institutional investors, led and managed by us, investing through direct and indirect investment vehicles (collectively, the “U.S. Office Fund”) and The Blackstone Group, a New York-based private equity firm (“Blackstone”). The Trizec portfolio consisted of 74 high-quality office properties totaling approximately 40 million square feet in nine U.S. markets, including New York City, Washington, D.C. and Los Angeles.

7.	Australian Acquisition

In September 2010, we completed the acquisition of an interest in an Australian portfolio of premier office properties from BAM for an investment of $1.4 billion. The acquisition included interests in 18 Australian office properties in Sydney, Melbourne and Perth encompassing eight million square feet. The portfolio included the landmark properties Darling Park in Sydney and Brookfield Place Perth.

8.	Hammerson Acquisition

In June 2012, we announced the acquisition of a portfolio of properties in the City of London from Hammerson plc (“Hammerson”) for approximately $871 million. The portfolio includes four operating assets totaling 884,000 square feet and two development sites which can accommodate approximately 1.4 million square feet of density. The acquisition of 99 Bishopsgate and a group of smaller assets closed on September 28, 2012. The acquisitions of 125 Old Broad Street and Leadenhall Court closed in June 2013.

9.	MPG Acquisition

In October 2013, we completed the acquisition of MPG Office Trust, Inc. (“MPG”), the largest owner and operator of Class A office properties in the Los Angeles central business district (“CBD”). The MPG portfolio consisted of landmark properties – the Wells Fargo Center, Gas Company Tower and 777 Tower. We conducted the MPG acquisition through a newly-created entity, Brookfield DTLA Holdings LLC (“DTLA”), which now holds the MPG assets as well as our existing Los Angeles office assets. Subsequent to the MPG acquisition, we hold a 47% interest in seven Class A office properties totaling 8.6 million square feet in downtown Los Angeles, as well as the FIGat7th retail center and a strategically located development site.

| Brookfield Office Properties | 2014 Annual Information Form	4

GENERAL DEVELOPMENT OF THE BUSINESS

The significant events affecting our business during the last three financial years and to the date of this AIF are summarized below. A number of these events and conditions are discussed in greater detail under the headings “Corporate Structure – Intercorporate Relationships and History” and “Business of Brookfield Office Properties”.

Acquisitions and Dispositions

In the first quarter of 2011, we sold a 49% interest in Heritage Plaza, Houston, to an institutional investment fund for approximately $60 million.

On March 31, 2011, we combined our U.S. residential land development business (“BPO Residential”) with Brookfield Homes Corporation to form Brookfield Residential Properties Inc. (“BRPI”), a diversified North American residential land and housing company with $2.5 billion of assets and an equity value of approximately $1 billion.

On June 24, 2011, we sold 1400 Smith Street in Houston to full-building tenant Chevron for $340 million.

In July 2011, we acquired an interest in Southern Cross West Tower, a 20-story, 495,000 square foot office tower in Melbourne’s CBD, and BankWest Tower, a 52-story, 423,000 square foot office tower in Perth’s CBD. The acquisitions were at a total price of A$250 million and were made through Brookfield Prime Property Fund (“BPPF”), in which BPO currently has an 80.47% interest.

In the third quarter of 2011, we acquired a 75% interest in 450 West 33rd Street in New York through a joint venture with Broadway Partners valued at approximately $520 million. The 1.8-million-square-foot office building is directly adjacent to our 5.4 million square foot Manhattan West development site on 9th Avenue.

In August 2011, Blackstone exercised its call option on 18 of the office assets it managed in the Trizec Joint Venture in exchange for 100% of its interests in the 38 office assets that we manage. Simultaneous with the exercise of the call option, Blackstone retired its share of the Trizec Joint Venture debt and assumed the property-specific debt on the properties that it acquired.

On September 12, 2011, we purchased Three Bethesda Metro Center, a 17-story, 368,400 square foot office building directly adjacent to the Bethesda Metro Station in Bethesda, Maryland from The Meridian Group for $150.1 million.

On October 19, 2011, we sold the Newport Tower office building in Jersey City to Multi-Employer Property Trust for $377.5 million.

On October 31, 2011, we purchased an additional 49% interest in 250 Vesey Street in New York for $264 million, increasing our ownership of the building to 100%.

On December 9, 2011, we acquired, together with an investment consortium, 1801 California Street in Denver from PSEG Energy Holdings for $215 million. 1801 California Street is a 54-story, Class A office building containing 1.4 million rentable square feet and more than 1,500 parking spaces.

On December 21, 2011, we sold 53 State Street in Boston for $610 million.

In 2011, we increased our interest in the U.S. Office Fund to approximately 84%.

On March 8, 2012, we, together with our Canadian Office Fund partners, sold the Altius Centre office building in downtown Calgary for C$179.8 million.

On March 30, 2012, we, through BPPF, sold our interest in Defence Plaza in Melbourne for proceeds of A$86.7 million.

On May 1, 2012, we acquired Bow Parkade, a seven-story public parking facility located on a half city block in downtown Calgary for C$90 million. Our Herald Site development property is located on the other half of the block and the entire block can now accommodate approximately 2.8 million square feet of new development.

On June 5, 2012, we purchased Metropolitan Park East and West in Seattle, a 700,000 square foot office campus, for $210 million.

| Brookfield Office Properties | 2014 Annual Information Form	5

On June 19, 2012, we announced the acquisition of a portfolio of properties in the City of London from Hammerson for approximately $871 million. The acquisition of 99 Bishopsgate and a group of smaller assets closed on September 28, 2012. The acquisition of 1 Leadenhall Court closed on June 28, 2013. The acquisition of a 50% interest in 125 Old Broad Street closed on June 21, 2013 and the acquisition of the remaining 50% of the building from GE Capital and Kennedy Wilson closed on October 4, 2013.

On June 25, 2012, we purchased 799 9th Street NW, a 10-story 203,000 square foot property in Washington, D.C., for $106 million.

In October 2012, we, along with a group of funds controlled by BAM, acquired substantially all of the outstanding equity of a public real estate entity based in Australia. Our equity interest in the entity is currently approximately 32%.

On November 15, 2012, we sold, along with our joint venture partner KBR Inc., the KBR Tower office building and adjacent garage in Houston to Corporate Property Associates 17-Global, a public non-traded REIT affiliate of W. P. Carey Inc., for gross proceeds of $174.6 million. We owned 50% of the joint venture.

On November 20, 2012, we sold the 33 South 6th Street / Minneapolis City Center property in Minneapolis to Shorenstein Properties LLC on behalf of its tenth investment fund, Shorenstein Realty Investors Ten, L.P., for a gross sale price of $205.5 million.

On January 31, 2013, we sold RBC Plaza in Minneapolis for gross proceeds of $127 million.

On February 1, 2013, in connection with a reorganization of Brookfield Johnson Controls Canada, our interest in this joint venture decreased from 39.9% to 33.1%.

On May 9, 2013, we sold Gaviidae Common II in Minneapolis for $5.5 million, with net proceeds of $5.3 million.

On May 15, 2013, we sold our 89% interest in the entity that held 1 Puddle Dock in London, which we had acquired as part of the Hammerson portfolio, at a 50% premium to our original investment. Our exercise of the put option on the remaining 11% interest was completed in October 2013.

On June 14, 2013, we launched a tender offer for all of the outstanding shares of MPG for $25.00 per share in cash, without interest. We completed the transaction on October 15, 2013.

On June 20, 2013, we acquired the special purpose vehicles holding the commercial and residential land leases for Principal Place in London for £20 million, £13 million of which was to be paid in future periods. The £61 million deposit previously paid to Hammerson in June 2012 was reclassified as a development asset. On July 5, 2013, we sold a 50% interest in the residential development at Principal Place to Concord Pacific for £21 million.

On July 11, 2013, we transferred Bay Adelaide Centre East to our 83% owned subsidiary, Brookfield Canada Office Properties, for C$602 million on an “as-if-completed-and-stabilized basis,” retaining responsibility for construction, lease-up and financing.

On August 8, 2013, we sold the Landmark Square office building in Long Beach, California for approximately $136 million.

On August 12, 2013, we acquired the remaining 50% interest that we did not previously own in the Victor Building in Washington, D.C. for $72.1 million.

On September 16, 2013, we disposed of 2000 L St. in Washington, D.C. for $192 million.

On October 1, 2013, our subsidiary, BPP, completed an internal reorganization of its Canadian property management arm by transferring its property management operations to a newly formed subsidiary limited partnership, Brookfield Office Properties Management LP. Brookfield Properties Management Corporation amalgamated with BPP on October 1, 2013. BPP is the sole limited partner of the new manager and Brookfield Office Properties Management Corporation, also a subsidiary of BPP, is its general partner.

| Brookfield Office Properties | 2014 Annual Information Form	6

On October 15, 2013, we purchased 685 Market Street in San Francisco, California, a 205,000 square foot Class A office building in the South Financial District, for $80 million.

On October 17, 2013, we sold the Gaviidae Common I building in Minneapolis for $26.5 million, with net proceeds of $17.3 million.

On November 26, 2013, we purchased the New York Mercantile Exchange building at One North End Avenue in New York for $200 million, with plans to integrate the building into Brookfield Place New York.

On December 11, 2014, we sold a 50% interest in Metropolitan Park East & West in Seattle for $45 million.

On December 17, 2014, we sold 500 Jefferson Street in Houston for $41.9 million.

On February 19, 2014, we entered into a joint venture with AEW Capital Management, L.P. (“AEW”) relating to the ownership of Heritage Plaza in Houston. AEW purchased a 90% interest in the joint venture; we retained a 10% interest and will continue to be responsible for leasing and property management responsibilities at Heritage Plaza.

Development

On June 16, 2011, we announced plans for a $250 million renovation of the retail areas of Brookfield Place New York. The plans include a new 600-seat dining terrace overlooking the North Cove Marina and Hudson River, a 25,000 square foot European-style marketplace and a new double-stacked fashion corridor.

On May 18, 2012, we achieved practical completion of our 953,000 square foot Perth development project, which was renamed “Brookfield Place Perth.”

On June 12, 2012, we announced plans to commence development of the second office tower of Bay Adelaide Centre in Toronto and that professional services firm Deloitte LLP had signed a commitment to lease 420,000 square feet – approximately 43% of the building – as the anchor tenant. On February 25, 2013, we announced that Borden Ladner Gervais LLP, a leading, full-service national law firm, had signed a commitment to lease 165,000 square feet, bringing the building’s pre-lease total to 60%. Construction on the 44-story, 980,000 square foot tower commenced in the second half of 2012 with an expected completion date of late 2015.

On June 27, 2012, Hammerson assigned its option to develop and lease London Wall Place, a 1.8 acre development site which has consent for 500,000 square feet of offices in two buildings, to us. We subsequently entered into a 50/50 joint venture with Oxford Properties to develop this site.

In October 2012, we completed the large-scale renovation of First Canadian Place in Toronto. We embarked on the refurbishment program in 2009 and have completely reclad the exterior of the 72-story tower, upgraded the lobby and retail areas and integrated energy-efficient systems that enabled the property to achieve LEED EB: O&M Gold certification.

In October 2012, we acquired an additional 37.5% interest in the 100 Bishopsgate Partnership, a joint venture with Great Portland Estates, a United Kingdom based REIT, bringing our total ownership interest in the joint venture to 87.5%. We initially entered into this joint venture on March 31, 2010. 100 Bishopsgate is a strategically located development opportunity in the heart of the City of London. Current plans envision development of an 950,000 square foot, 40-story landmark tower. Under the terms of the joint venture agreement, we manage construction and development, including the initial lease-up of the new properties.

On January 16, 2013, we announced that we had commenced construction of a $680 million deck at the Manhattan West development site on Ninth Avenue between West 33rd and West 31st Streets. Platform construction is expected to be completed in the spring of 2014 at which time tower construction can commence.

On June 17, 2013, we announced plans to commence development of the second office tower of Brookfield Place Perth and that we had secured tenant pre-commitments for 40% of the tower. Construction is expected to be completed in late 2015.

On July 5, 2013, we entered into a 50:50 joint venture agreement with Concord Pacific on the residential tower portion of the Principal Place development in the Shoreditch area of London.

| Brookfield Office Properties | 2014 Annual Information Form	7

On July 24, 2013, we announced plans to commence development of a 2.4 million square foot office development project in downtown Calgary, to be named Brookfield Place Calgary, and that leading Canadian oil company Cenovus Energy Inc. had agreed to lease one million square feet as the lead tenant. Construction of the east tower commenced on October 30, 2013 with completion expected in the second half of 2017.

On February 10, 2014 we announced the commencement of the redevelopment of 450 West 33rd Street, to be known as Five Manhattan West, adjacent to our Manhattan West development site. The redevelopment is scheduled to be completed in 2016.

Financings and Refinancings

In July 2011, our subsidiary, BOX, entered into bilateral agreements with a number of Canadian chartered banks for an aggregate revolving credit facility of C$200 million with a three-year term and one one-year extension option. On August 29, 2013, BOX extended the facility for an additional two year period maturing in June 2017.

In 2011, we also refinanced or secured $4.5 billion of new financing during the year including the recapitalization of our U.S. Office Fund and the financing of Bay Adelaide Centre West in Toronto which was completed at a 4.4% interest rate. This $4.5 billion breaks down as $1.5 billion in the U.S. Office Fund; $900 million in North America; $900 million in Australia; and acquisition-related financings of $1.2 billion. The average rate on these financings was 5.3%.

On January 17, 2012, we completed an offering of C$200 million principal amount of 4.30% senior unsecured notes due January 17, 2017.

On April 16, 2012, we completed an offering of C$150 million principal amount of 4.00% senior unsecured notes due April 16, 2018.

In 2012, we also refinanced or secured nearly $2.1 billion in financings or refinancings during the year including raising net new capital of $0.9 billion.

On June 3, 2013, we closed on commitments for up to $1 billion in financing on 225 Liberty Street and 250 Vesey Street, New York. The floating-rate (1 month Libor + 3.25%) loan has a term of three years, with two one-year extension options available. We repaid approximately $550 million of existing property-level debt at closing.

On January 8, 2014, we upsized our corporate revolving credit facility from $695 million to $1 billion. The floating-rate credit facility has a four-year term with two six-month extension options. The facility also features an accordion option through which we can draw an additional $250 million at the consent of the lenders.

In 2013, we completed over $4 billion in financings or refinancings raising net new capital of $1.1 billion.

Capital Markets

In connection with the divestiture of BPO Residential, we distributed rights to our common shareholders which entitled them to acquire, at $10 per share, the BRPI shares that we received in exchange for our contribution of BPO Residential. This was done to allow our shareholders the opportunity to participate in the ownership of BRPI. We completed the rights offering on June 15, 2011. BAM acquired all of our shares of BRPI that were not subscribed for in the rights offering. The gross proceeds raised by us from the rights offering and the sale to BAM were $515 million.

On September 2, 2011, we completed an offering of 10 million preference shares, Series R to a syndicate of underwriters at a purchase price of C$25 per share. The gross proceeds raised by us from the share issuance were C$250 million.

In January 2012, we filed a short form base shelf prospectus with the securities regulatory authorities in all of the provinces of Canada and a registration statement on Form F-10 with the United States Securities and Exchange Commission (the “SEC”). This base shelf prospectus allows us to issue up to $1 billion of Class AAA preference shares, common shares and unsecured debt securities.

On March 30, 2012, we redeemed all 6,138,022 of our outstanding Class AAA Preference Shares, Series I for C$25 per share.

On September 13, 2012, we completed an offering of 10 million preference shares, Series T to a syndicate of underwriters at a purchase price of C$25 per share. The gross proceeds raised by us from the share issuance were C$250 million.

| Brookfield Office Properties | 2014 Annual Information Form	8

On January 31, 2013, we redeemed all 8,000,000 of our outstanding Class AAA Preference Shares, Series F for C$25 per share plus accrued and unpaid dividends.

On March 22, 2013, BPP announced a proposal to exchange its existing preferred shares for new Class AAA preference shares of BPO with substantially the same terms and conditions. The transaction was completed on April 29, 2013.

On September 19, 2013, we announced that we had renewed our common share normal course issuer bid for a further one year period. During the twelve month period commencing September 22, 2013 and ending September 21, 2014, we may purchase on the TSX and/or the NYSE up to 15,161,401 common shares, representing approximately 3.0% of our issued and outstanding common shares.

On February 12, 2014, Brookfield Property Partners L.P. (“BPY”) commenced an exchange offer (the “Offer”) to acquire any or all of our common shares that it does not own for either $20.34 in cash or 1.0 limited partnership unit of BPY, subject in each case to pro-ration based on a maximum number of BPY limited partnership units and a maximum cash consideration equating to 67% and 33%, respectively, of the total number of our common shares subject to the offer. Our board of directors established a special committee to review and consider the proposal. On February 11, 2014, our board of directors (with interested directors abstaining) unanimously recommended that our shareholders accept BPY’s offer. On March 20, 2014, BPY announced that it and its indirect subsidiaries had taken up 195,880,947 of our common shares representing 70.48% of the common shares not previously held by BPY, and confirmed that it would be pursuing a second stage transaction to acquire our remaining common shares.

| Brookfield Office Properties | 2014 Annual Information Form	9

BUSINESS OF BROOKFIELD Office Properties

Commercial Property Operations

Our commercial property portfolio consists of interests in 114 properties totaling 85 million square feet, including 15 million square feet of parking. Our development portfolio comprises interests in 20 sites totaling 18 million square feet. Our primary markets are the financial, energy and government center cities of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa in North America as well as Sydney, Melbourne and Perth in Australia and London in the United Kingdom. Landmark assets include Brookfield Places in Manhattan, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney.

We are focused on the following strategic priorities:

•	Realizing value from our properties through proactive leasing and select redevelopment initiatives;
•	Prudent capital management including refinancing mature properties and disposition of select mature or non-core assets; and
•	Advancing development assets as the economy rebounds and supply constraints create opportunities.

Business Strategy

Long-Term Lease Profile Limits Market Risk. Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall re-tenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between 10- and 20-year terms. We attempt to stagger our lease expiry profile so that we are not faced with disproportionate amounts of space expiring in one year.

Diversified, High Credit Quality Tenants. An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in the current economic environment, in order to ensure the long-term sustainability of rental revenues through economic cycles. The following list shows major tenants with over one million square feet of space in our portfolio by leased area and their respective credit ratings and lease commitments:

Tenant	Primary Location	Credit Rating(1)	Year of Expiry(2)	Total (000’s Sq. Ft.)	% of Sq. Ft.(3)
Government & Government Agencies	Various	AAA/AA+	Various	5,269	7.5%
CIBC World Markets(4)	Calgary/Houston/NY/Tor.	A+	2034	1,429	2.0%
Suncor Energy	Calgary	BBB+	2028	1,295	1.8%
Morgan Stanley	Denver/NY/Toronto	A-	2030	1,196	1.7%
Bank of Montreal	Calgary/Toronto	A+	2023	1,143	1.6%
Bank of America/Merrill Lynch	Denver/LA/NY/Tor./D.C.	A-	2022	1,084	1.5%

(1)	From Standard & Poor’s, Moody’s or DBRS
(2)	Weighted average basis based on square feet
(3)	Prior to considering partnership interests in partially owned properties
(4)	CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers and approximately 100,000 square feet to Sumitomo Corporation of America.

Proactive Leasing Strategy. Our proactive leasing strategy produced total 2013 leasing of 7.8 million square feet. Our occupancy rate, at December 31, 2013, was 89.1%. Increasing occupancy and reducing rollover exposure will allow for continued stable cashflow and low levels of capital expenditures and leasing costs.

| Brookfield Office Properties | 2014 Annual Information Form	10

Investment Strategy

Acquire high quality properties in our target markets. Our strategy is to opportunistically acquire assets in high growth markets, namely markets where financial services, government and energy sectors drive the market, and assets which exhibit an opportunity to improve or preserve returns through repositioning (through a combination of capital improvements and shifts in marketing strategy), changes in management focus and re-leasing as existing leases terminate.

Expand asset management platform. We have historically explored property-level joint venture opportunities with strategic institutional partners. Although we plan to continue with these endeavors we also consider opportunities to pursue the acquisition of individual assets and portfolios through joint venture fund vehicles. In 2005 we formed our Canadian Office Fund to acquire O&Y Properties Corporation and the assets and liabilities of O&Y Real Estate Investment Trust, in 2006 we formed our U.S. Office Fund to consummate the acquisition of the Trizec portfolio, in 2009 we co-sponsored with our parent company, BAM, the Real Estate Turnaround Program dedicated to investing in under-performing real estate and in 2012 we participated in an investment made by the BAM-sponsored Brookfield Strategic Real Estate Partners Fund. Our participation in these funds is focused only on investments in the office sector. Of our 114 commercial office properties, 40 are wholly owned, 23 are held in property-level joint ventures, co-tenancies or through participating loan interests, and 51 are held in our funds.

Our Canadian Office Fund, which consists of 9 properties in Toronto and Ottawa, is a consortium of institutional investors, led and managed by us. Affiliates of the consortium members own direct interests in property-level joint arrangements and have entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. Our U.S. Office Fund, which consists of 30 properties in New York, Washington, D.C., Houston and Los Angeles and 2.9 million square feet of development sites, which we lead and manage, invests through direct and indirect investment vehicles that have also entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. DTLA, which consists of seven properties in downtown Los Angeles, a retail center and a development site, which we lead and manage, invests through direct and indirect investment vehicles that have also entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties.

We believe that investing our liquidity with partners in fund formats enables us to enhance returns. The funds and associated asset management fees represent an important area of growth as we expand our assets under management. Purchasing properties or portfolios of properties in a fund format allows us to earn the following categories of fees:

•	Asset Management	Stable base fee for providing regular, ongoing services.
•	Transaction	Development, redevelopment and leasing activities conducted on behalf of funds.
•	Performance	Earned when certain predetermined benchmarks are exceeded. Performance fees, which can add considerably to fee revenue, typically arise later in a fund’s life cycle and are therefore not fully reflected in current results.

| Brookfield Office Properties | 2014 Annual Information Form	11

Commercial Development

We hold interests in 18 million square feet of high-quality, centrally-located development sites. With the exception of Manhattan West in New York, Bay Adelaide East in Toronto, Brookfield Place East Tower in Calgary and Brookfield Place Tower 2 in Perth, these development sites are in planning stages. We will seek to monetize these sites through development only when we meet our risk-adjusted return hurdles and when we achieve pre-leasing targets.

The following table summarizes our commercial development projects at December 31, 2013:

			Number		Assets Under
(Square feet in 000’s)	Region	Location	of Sites	Owned %	Management
Active Developments
Manhattan West	New York	Between 31st and 33rd Street across from Moynihan train station	1	100%	5,000
Bay Adelaide East	Toronto	Bay and Adelaide Streets	1	83%	980
Brookfield Place East Tower	Calgary	Within one block of Fifth Avenue Place, Bankers Hall and Suncor Energy Centre	1	100%	1,400
Brookfield Place Tower 2	Perth	16-story tower block adjacent to Brookfield Place Perth	1	100%	366
Total active developments			4		7,746

U.S. Developments in Planning
1501 Tremont Place	Denver	One block from Republic Plaza	1	100%	733
Block 173	Denver	One block from Republic Plaza	1	100%	600
Reston Crescent(1)	Washington	36-acre landscaped campus adjacent to Reston, Virginia	1	84%	724
755 Figueroa(4)	Los Angeles	Located adjacent to 777 Tower and Ernst & Young Tower	1	47%	792
1500 Smith Street(1)	Houston	Between 1600 and 1400 Smith Street	1	84%	500
Five Allen Center(1)	Houston	A sky bridge connection to the Allen Center	1	84%	1,100
Allen Center Clay Street(1)	Houston	Located in the heart of the Allen Center/Cullen Center complex	1	84%	600
			7		4,257
Canadian Developments in Planning
Bay Adelaide North	Toronto	Bay and Adelaide Streets	1	100%	420
Brookfield Place III	Toronto	Third Tower of current project	1	54%	800
Bankers West Parkade	Calgary	West parkade adjacent to Bankers Hall	1	50%	250
Brookfield Place West Tower	Calgary	Within one block of Fifth Avenue Place, Bankers Hall and Suncor Energy Centre	1	100%	1,000
300 Queen Street(2)	Ottawa	Third phase of Place de Ville project	1	25%	577
			5		3,047
U.K. Developments in Planning
100 Bishopsgate(5)	London	Located in the central core of the City of London	1	88%	950
London Wall Place(3)	London	Located in the heart of the City of London financial district and close to the Bank of England	1	50%	500
Principal Place - Commercial	London	Located on the City of London/Shoreditch border	1	100%	625
Principal Place - Residential(3)	London	Located on the City of London/Shoreditch border	1	50%	225
			4		2,330
Total developments in planning			16		10,426

Total commercial developments			20		18,172

(1)	Represents U.S. Office Fund assets
(2)	Represents Canadian Office Fund asset
(3)	Represents jointly controlled interest
(4)	Represents DTLA asset
(5)	The non-controlling shareholders of the 100 Bishopsgate Partnership hold an option to put their interest to us in the fourth quarter of 2014.

| Brookfield Office Properties | 2014 Annual Information Form	12

Prudent and Flexible Capital Plan

Our strong balance sheet allows us to simultaneously pursue numerous growth initiatives including development and acquisitions.

We monitor both the amount of our leverage and the mix of our fixed/floating-rate debt to provide a more reliable stream of earnings. We regularly review various credit ratios to monitor our leverage. In order to mitigate the risk of rising interest rates, we finance our commercial properties through a combination of fixed and variable rate debt. Our optimum financing goal is to place long-term fixed rate non-recourse debt on each of our commercial properties. However, when an asset is being repositioned or released we may temporarily use a variety of short-term variable rate financing facilities, including loans from BAM and its affiliates, bridge financing from financial institutions and recourse debt. In addition, from time to time, we may enter into interest rate derivative contracts in order to limit our exposure to increasing interest rates.

Depending on market conditions, we opportunistically access the public equity markets through the issuance of common or preference shares. To the extent that we believe it is necessary and efficient, we may also raise capital through a variety of other means, including, but not limited to, public debt offerings, selling assets, entering into joint ventures or partnerships with equity providers, or a combination of these and other methods.

The details of our commercial property debt at December 31, 2013 are as follows:

($ in Millions)	Location	Rate	Maturity Date		Dec. 31, 2013(1,2)	Mortgage Details(3)
Commercial property debt
1550 & 1560 Wilson Boulevard(4)	Washington, D.C.	2.75%	January	2014	$70	Non-recourse, floating rate
650 Massachusetts Avenue	Washington, D.C.	2.92%	March	2014	89	Non-recourse, floating rate
1600 Smith Street(4)	Houston	4.39%	May	2014	126	Non-recourse, fixed rate
2401 Pennsylvania Avenue(4)	Washington, D.C.	2.37%	May	2014	30	Non-recourse, floating rate
Continental Center II(4)	Houston	4.39%	May	2014	24	Non-recourse, fixed rate
One Allen Center(4)	Houston	4.39%	May	2014	106	Non-recourse, fixed rate
Two Ballston Plaza(4)	Washington, D.C.	4.39%	May	2014	40	Non-recourse, fixed rate
151 Yonge Street(5)	Toronto	2.92%	July	2014	9	Non-recourse, floating rate
Brookfield Prime Property Fund pool debt	Various	4.80%	July	2014	427	Non-recourse, floating rate
235 St Georges Terrace(6)	Perth	6.04%	September	2014	40	Non-recourse, fixed/floating rate
Bank of America Plaza(7)	Los Angeles	5.31%	September	2014	214	Non-recourse, fixed rate
Silver Spring Metro Plaza(4)	Washington, D.C.	2.32%	September	2014	103	Non-recourse, floating rate
1801 California Street	Denver	3.42%	December	2014	166	Non-recourse, floating rate
200 Vesey Street	New York	2.94%	December	2014	143	Non-recourse, floating rate
2001 M Street(4)	Washington, D.C.	5.25%	December	2014	43	Non-recourse, fixed rate
First Canadian Place(5)	Toronto	5.37%	December	2014	67	Non-recourse, fixed rate
Mezzanine Loan	Various	5.67%	January	2015	199	Non-recourse, floating rate
Leadenhall Court(8)	London	2.77%	April	2015	49	Non-recourse, floating rate
Hudson's Bay Centre	Toronto	2.99%	May	2015	95	Non-recourse, fixed rate
Royal Centre	Vancouver	3.33%	June	2015	135	Non-recourse, fixed rate
Southern Cross East Tower(6,9)	Melbourne	4.70%	June	2015	104	Non-recourse, fixed/floating rate
75 State Street	Boston	1.97%	September	2015	198	Non-recourse, floating rate
799 9th Street	Washington, D.C.	3.39%	December	2015	73	Non-recourse, fixed rate
One & Two Reston Crescent(4)	Washington, D.C.	1.94%	December	2015	73	Non-recourse, floating rate
1250 Connecticut Avenue(4)	Washington, D.C.	5.86%	January	2016	51	Non-recourse, fixed rate
Manhattan West(10)	New York	2.67%	January	2016	201	Recourse, floating rate
One Shelley Street(6)	Sydney	6.99%	January	2016	171	Non-recourse, fixed/floating rate
Victor Building(4)	Washington, D.C.	5.39%	February	2016	105	Non-recourse, fixed rate
KPMG Tower(6,9)	Sydney	4.60%	March	2016	64	Non-recourse, fixed/floating rate

| Brookfield Office Properties | 2014 Annual Information Form	13

($ in Millions)	Location	Rate	Maturity Date		Dec. 31, 2013(1,2)	Mortgage Details(3)
Commercial property debt continued
One New York Plaza(4)	New York	5.50%	March	2016	$367	Non-recourse, fixed rate
Brookfield Place(10)	Calgary	3.07%	May	2016	47	Non-recourse, floating rate
Three Allen Center(4)	Houston	6.12%	May	2016	160	Non-recourse, fixed rate
225 Liberty Street	New York	3.42%	June	2016	427	Non-recourse, floating rate
250 Vesey Street	New York	3.42%	June	2016	347	Non-recourse, floating rate
Metropolitan Park East & West	Seattle	3.75%	June	2016	129	Non-recourse, fixed rate
Gas Company Tower(7)	Los Angeles	5.10%	August	2016	450	Non-recourse, fixed rate
685 Market Street	San Francisco	2.47%	October	2016	51	Non-recourse, floating rate
Bay Adelaide North and East	Toronto	3.15%	December	2016	3	Non-recourse, floating rate
Wells Fargo Center - South Tower(7)	Los Angeles	1.97%	December	2016	281	Non-recourse, floating rate
200 Liberty Street	New York	5.83%	February	2017	310	Non-recourse, fixed rate
Wells Fargo Center - North Tower(7)	Los Angeles	5.70%	April	2017	547	Non-recourse, fixed rate
52 Goulburn Street(6)	Sydney	5.43%	July	2017	53	Non-recourse, fixed/floating rate
99 Bishopsgate	London	4.27%	September	2017	218	Non-recourse, fixed rate
One Liberty Plaza	New York	6.14%	September	2017	821	Non-recourse, fixed rate
Southern Cross West Tower	Melbourne	4.90%	November	2017	71	Non-recourse, floating rate
2 Queen Street East(5)	Toronto	5.64%	December	2017	27	Non-recourse, fixed rate
One North End Avenue	New York	2.92%	December	2017	128	Non-recourse, floating rate
1400 K Street(4)	Washington, D.C.	5.30%	February	2018	51	Non-recourse, fixed rate
Manhattan West(10)	New York	5.90%	April	2018	122	Non-recourse, fixed rate
Two Allen Center(4)	Houston	6.45%	May	2018	199	Non-recourse, fixed rate
Three Bethesda Metro Center	Washington, D.C.	1.77%	June	2018	109	Non-recourse, floating rate
Brookfield Place	Perth	4.28%	July	2018	577	Non-recourse, floating rate
1201 Louisiana Street	Houston	4.65%	November	2018	94	Non-recourse, fixed rate
601 South 12th Street	Washington, D.C.	2.27%	November	2018	54	Non-recourse, floating rate
701 South 12th Street	Washington, D.C.	2.27%	November	2018	44	Non-recourse, floating rate
777 Tower(7)	Los Angeles	1.87%	November	2018	197	Non-recourse, floating rate
Potomac Tower	Washington, D.C.	4.50%	January	2019	82	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	3.24%	January	2020	486	Non-recourse, fixed rate
125 Old Broad Street	London	4.71%	October	2020	297	Non-recourse, fixed rate
22 Front Street	Toronto	6.24%	October	2020	17	Non-recourse, fixed rate
Bankers Court	Calgary	4.96%	November	2020	42	Non-recourse, fixed rate
Ernst & Young Tower(7)	Los Angeles	3.93%	November	2020	183	Non-recourse, fixed rate
1200 K Street(4)	Washington, D.C.	5.88%	February	2021	128	Non-recourse, fixed rate
Bethesda Crescent(4)	Washington, D.C.	5.58%	February	2021	58	Non-recourse, fixed rate
Queen's Quay Terminal	Toronto	5.40%	April	2021	80	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	4.71%	August	2021	156	Non-recourse, fixed rate
Bay Adelaide West	Toronto	4.43%	December	2021	366	Non-recourse, fixed rate
Exchange Tower	Toronto	4.03%	April	2022	107	Non-recourse, fixed rate
77 K Street	Washington, D.C.	4.58%	June	2022	109	Non-recourse, fixed rate
Republic Plaza	Denver	4.24%	December	2022	279	Non-recourse, fixed rate
Heritage Plaza	Houston	4.97%	January	2023	200	Non-recourse, fixed rate
HSBC Building	Toronto	4.06%	January	2023	41	Non-recourse, fixed rate
105 Adelaide	Toronto	3.87%	May	2023	35	Non-recourse, fixed rate
601 Figueroa(7)	Los Angeles	3.49%	July	2023	249	Non-recourse, fixed rate
Sunrise Tech Park(4)	Washington, D.C.	3.70%	July	2023	40	Non-recourse, fixed rate
Bankers Hall	Calgary	4.38%	November	2023	279	Non-recourse, fixed rate
Jean Edmonds Towers(5)	Ottawa	6.79%	January	2024	15	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73%	December	2028	148	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26%	April	2032	369	Non-recourse, fixed rate
Suncor Energy Centre	Calgary	5.19%	August	2033	257	Non-recourse, fixed rate
Total commercial property debt		4.54%			$13,122
Corporate debt
$695M Corporate Revolver	—	3.45%	March	2014	$336	Recourse, floating rate
Senior Notes	—	4.30%	January	2017	187	Recourse, fixed rate
Senior Notes	—	4.00%	April	2018	140	Recourse, fixed rate
Total corporate debt		3.81%			663
Total commercial property debt		4.50%			$13,785

(1)	Represents our consolidated interest before non-controlling interests
(2)	Net of $115 million of transaction costs
(3)	Non-recourse to Brookfield Office Properties
(4)	U.S. Office Fund debt
(5)	Canadian Office Fund debt
(6)	These debt balances are floating, but a portion of each balance has interest rate swaps in place to fix the interest rate through maturity
(7)	DTLA debt
(8)	Facility has a guarantee from BOP (Luxenbourg) Holdings Sarl. Interest rate including the MLA is 2.78%
(9)	Represents liability payable to a subsidiary of BAM
(10)	Development debt

| Brookfield Office Properties | 2014 Annual Information Form	14

Primary Markets and Properties

The following is a brief overview of the commercial property markets in which we operate as of the date of this AIF and includes discussion of management’s expectations with respect to certain markets which, by its nature, contains certain forward-looking statements. Forward-looking statements require us to make certain assumptions and are subject to inherent risks and uncertainties that could cause actual results or events to differ materially from current expectations. Please refer to the sections “Forward-looking Statements” and “Business of Brookfield Office Properties – Company and Real Estate Industry Risks” for a discussion of certain of these risks and uncertainties and material facts and assumptions related to the statements set forth in this section.

The term “BPO Direct” refers to those properties which are wholly-owned or owned through property-level joint ventures. When referring to ownership of properties by the U.S. or Canadian Office Fund or DTLA, such ownership percentage refers to that of the applicable fund and not the proportionate percentage ownership of BPO. See “Business of Brookfield Office Properties — Commercial Property Operations — Investment Strategy” for a description of our interest in our funds. References to “BPPF” refer to our 80.47% controlling interest in Brookfield Prime Property Fund, an entity that holds direct ownership interests in certain of the properties in our Australian portfolio. Total area includes commercial office, retail, storage and parking.

The following overview includes references to various classes of properties in some of our markets. These classes represent a subjective quality rating of buildings which indicates the competitive ability of each building to attract similar types of tenants. A combination of factors, including rent, building finishes, system standards and efficiency, building amenities, location/accessibility and market perception, are used as relative measures. The difference between each of these classifications varies by market and Class B and C buildings are generally classified relative to Class A buildings. There is no definitive formula for classifying a building, but the general characteristics of each are as follows:

•	Class A: Most prestigious buildings competing for premier office tenants with rents above average for the area. Buildings have high quality standard finishes, state of the art systems, very strong accessibility and a clear market presence. “Class AA” is also used in certain markets to refer to premium buildings at the top end of the Class A category.

•	Class B: Buildings competing for a wide range of tenants with rents in the average range for the area. Building finishes are fair to good for the area and systems are adequate, but the buildings rent for less than Class A buildings.

•	Class C: Buildings competing for tenants requiring functional space at rents below the average for the area and the buildings rent for less than both Class A and Class B buildings.

This rating system is broadly used in the commercial real estate industry.

| Brookfield Office Properties | 2014 Annual Information Form	15

New York

The New York City office market contains the largest area of office space in North America with approximately 243 million square feet of office space in Midtown Manhattan and approximately 87 million square feet in Lower Manhattan.

New York Midtown

The Midtown Manhattan overall vacancy rate at December 31, 2013 was 11.2%, an 8.7% increase from 10.3% at December 31, 2012. Our vacancy rate in this market is approximately 10.6%. Absorption was approximately negative 1,291,392 square feet during 2013 compared to approximately negative 971,523 square feet in 2012. Our average in-place net rent per square foot in this market was $42.94 per square foot as at December 31, 2013, as compared to the average market net rent of $63.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
245 Park Avenue	1,787	51% fee interest. New York State Teachers’ Retirement System owns remaining 49% interest.	Located on a full square block in Midtown Manhattan, 245 Park Avenue is a 46-story office tower. The building is constructed of glazed brick, glass and steel and has an outdoor plaza for both tenant and public use. The building was built in 1967 and has undergone a complete renovation of the lobby, plaza and elevators.

300 Madison Avenue	1,148	100% fee interest.

Designed by Skidmore, Owings & Merrill and completed in 2003, 300 Madison Avenue rises 35 stories in the heart of Midtown Manhattan, one block west of Grand Central Terminal. The elevated, spacious lobby features a striking 8-story glass atrium ascending above the building’s main entrance at the corner of 42nd Street and Madison Avenue. The building features an auditorium, dining facilities and other amenities on the lower levels.

450 West 33rd Street	1,792	75% fee interest.	450 West 33rd Street is positioned in the middle of Manhattan’s West Side construction zone. The property's footprint stretches from West 31st to West 33rd Streets, taking up a half block between 9th and 10th Avenues. The building is located in close proximity to Penn Station, Madison Square Garden, the Lincoln Tunnel, the Hudson River and the Jacob Javits Convention Center.

U.S. Office Fund

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
The Grace Building	1,622	49.9% fee interest.	The Grace Building is centrally located in Midtown Manhattan at 6th Avenue and 42nd Street. Built in 1971, Skidmore, Owings & Merrill designed the tower. The building’s distinctive curved tower walls are set back from the street and oversized windows provide views of the Manhattan skyline, the Hudson River and Bryant Park. The building has a 188-space parking garage.

| Brookfield Office Properties | 2014 Annual Information Form	16

New York Downtown

The Lower Manhattan overall vacancy rate at December 31, 2013 was 12.2%, a 38.6% increase from 8.8% at December 31, 2012. Our vacancy rate in this market is approximately 21.2%. Absorption was approximately negative 1,236,404 square feet during 2013 compared to 810,119 square feet in 2012. Our average in-place net rent per square foot in this market was $27.47 per square foot as at December 31, 2013, as compared to the average market net rent of $33.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Brookfield Place New York - 200 Liberty Street	1,739	100% leasehold interest.

200 Liberty Street is located at the south end of the four unique office towers, designed by Cesar Pelli, comprising the landmark Brookfield Place New York complex that includes extensive public spaces and the spectacular Winter Garden. 200 Liberty Street is a 40-story tower which was completed in 1986. The building is connected to the complex through an enclosed passageway.

- 225 Liberty Street	2,706	100% leasehold interest.	225 Liberty Street is a 44-story tower which was completed in 1987. 225 Liberty Street is directly connected to the retail area of Brookfield Place New York and the Winter Garden.

- 200 Vesey Street	1,254	Share of a tenancy in common interest.	Completed in 1985, 200 Vesey Street is a 52-story tower and is world headquarters for American Express. 200 Vesey Street is connected to the rest of the Brookfield Place New York complex through a courtyard, leading to the Winter Garden.

- 250 Vesey Street	1,993	100% leasehold interest.	250 Vesey Street is a 34-story tower which was completed in 1986. 250 Vesey Street is the westernmost office tower in the Brookfield Place New York complex and offers views of the New York City harbor, Statue of Liberty and Manhattan skyline.

- Brookfield Place Retail and Winter Garden	168	100% leasehold interest.	Consists of the retail space in Brookfield Place New York which houses numerous restaurants, retailers and business services.

- One Liberty Plaza	2,346	100% fee interest.	One Liberty Plaza is located in the financial district at Liberty Street and Broadway. This 54-story steel and glass tower which was completed in 1972 was designed by Skidmore, Owings & Merrill for U.S. Steel and the strength of the building lies in the simplicity of its sleek glass and steel architecture. One Liberty Plaza offers sweeping views of New York Harbor and the five boroughs, soaring above Zuccotti Park, which received the 2007 American Institute of Architects Merit Award.

- One North End Avenue	509	100% leasehold interest.	One North End Avenue is a 15-story building that serves as the headquarters of the New York Mercantile Exchange. Developed in 1996, the building was designed by Skidmore, Owings and Merrill and was New York’s first LEED EB certified building. Distinguishing attributes of the building are the two, 35,000-square-foot column-free open outcry trading floors with 37-foot-high ceilings.

U.S. Office Fund

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
- One New York Plaza	2,640	100% fee interest.	One New York Plaza is located at Water and Whitehall Street and is the southernmost of all Manhattan skyscrapers. Constructed in 1970, this 50-story Downtown building has a unique 111,000 square foot base. The building underwent a renovation in 1995.

| Brookfield Office Properties | 2014 Annual Information Form	17

Boston, Massachusetts

The Boston financial district market, where BPO’s 75 State Street property is located, is Boston’s largest with approximately 35.5 million square feet. The Boston CBD overall vacancy rate at December 31, 2013 was 16.6%, a 5.1% decrease from 17.5% at December 31, 2012. Our vacancy rate in this market is approximately 22.8%. Absorption was approximately 216,000 square feet during 2013 compared to 839,000 square feet in 2012. Our average in-place net rent per square foot in this market was $24.03 per square foot as at December 31, 2013, as compared to the average market net rent of $26.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
75 State Street	1,032	100% fee interest.	75 State Street is located in the heart of Boston's financial district. This 31-story Art Deco office building, built in 1988, represents classic architectural design with extensive use of granite on the exterior facade and marble throughout the six-story great hall lobby, leading to the on-site retail, banking and food services.

| Brookfield Office Properties | 2014 Annual Information Form	18

Washington, D.C.

The Washington, D.C. office market consists of approximately 392 million square feet of space. The Washington, D.C. overall vacancy rate at December 31, 2013 was 13.4%, unchanged from 13.4% at December 31, 2012. Our vacancy rate in this market is approximately 9.9%. Absorption was approximately 1,876,000 square feet during 2013 compared to negative 3,022,000 square feet in 2012. Our average in-place net rent per square foot in this market was $29.92 per square foot as at December 31, 2013, as compared to the average market net rent of $32.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage Of Ownership	Description
1625 Eye Street	535	10% fee interest. The remaining 90% is owned by Edge.

1625 Eye Street’s prominent design features a limestone and glass façade with a 9-story light-filled atrium facing Eye Street. An illuminated 160-foot campanile offers upper floor tenants panoramic views of the Washington skyline. The building was built in 2003.

701 9th Street	509	100% fee interest.	Built in 2001, 701 9th Street is located across from the national Portrait Gallery and one block west of the Verizon Center.

799 9th Street	257	100% fee interest.

799 9th Street, NW, on the corner of 9th and H Streets, is in the heart of D.C.’s Penn Quarter and immediately adjacent to City Center. Built in 2001, this 10-story building provides tenants direct access to city transit and is located just two blocks from the 7th Street corridor with a variety of restaurants, retail and entertainment venues.

Potomac Tower	386	100% fee interest.	Located at 1001 North 19th Street in Rosslyn, Virginia, Potomac Tower is situated across the Potomac River from Georgetown. The building offers a panorama of the Washington, D.C. skyline including the national monuments and the Capitol and an open view corridor up and down the Potomac River. Designed by I.M. Pei and completed in 1989, Potomac Tower is one Metro stop from Washington, D.C.’s CBD, and less than 10 minutes from Washington Reagan National Airport.

601 & 701 South 12th Street	911	100% fee interest.	Located on five acres in the Pentagon City submarket of Arlington, Virginia, 601 and 701 South 12th Street consists of two 12-story office buildings. Green space connects the buildings. Built in 1982, the buildings were renovated in 2003 and 2004.

77 K Street	411	100% fee interest.	Located in the Capitol Hill submarket of Washington, D.C., two blocks from Union Station, 77 K Street is an 11-story office building. 77 K Street features a rooftop terrace with dramatic views of the U.S. Capitol and a private fitness facility.

650 Massachusetts Avenue, NW	405	100% fee interest.	Attractively situated at the corner of Massachusetts Avenue, NW and 7th Street, NW overlooking historic Mt. Vernon square, 650 Massachusetts Avenue, NW is an eight-story office building and a four-story parking garage. The building is 1 ½ blocks from the Gallery Place Metro Station and is within short walking distance of the Verizon Center sports and entertainment venue and the Washington Convention Center.

Three Bethesda Metro Center	825	100% leasehold interest.	Three Bethesda Metro Center is located in the heart of downtown Bethesda. Sitting adjacent to the Bethesda Metro Station and the Hyatt Regency Hotel, this building is two blocks away from the shops and restaurants of Bethesda Row. This building features high window ratios, several on-site amenities, underground parking and glass elevators overlooking a dramatic 16-story atrium.

| Brookfield Office Properties | 2014 Annual Information Form	19

U.S. Office Fund

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description

1200 K Street	487	100% fee interest.	Built in 1992, 1200 K Street is a 12-story building that is well located in the East End submarket of Washington, D.C.

1250 Connecticut Avenue	237	100% fee interest.	A unique Downtown building, 1250 Connecticut Avenue is a freestanding 8-story structure with windows on all four sides. Originally built in 1963, the property was renovated in 1996 and offers restaurants, retail and underground parking on site.

1400 K Street	274	100% fee interest.	1400 K Street was designed by Skidmore, Owings & Merrill and opened in 1981. Located in the East End business district, the building has views of beautiful Franklin Park. The 12-story building has windows on all four sides allowing abundant natural light.

2001 M Street	308	98% fee interest. The remaining 2% is owned by other partners.	Built in 1986 and located in the West End of the CBD and within the Golden Triangle business improvement district, this polished granite, 12-story, Class A office building has abundant parking and is close to numerous restaurants and shopping.

2401 Pennsylvania Ave	113	100% fee interest.	Designed by Keyes Condon Florance, 2401 Pennsylvania Avenue was the recipient of The Washington Chapter of the American Institute of Architects (AIA/DC) “Award for Excellence in Architecture”. The mixed-use office, retail and residential building, built in 1990, is situated on the corner of Pennsylvania Avenue right at Washington Circle.

Bethesda Crescent	410	100% fee interest.	Designed by Keyes Condon Florance, Bethesda Crescent is comprised of three office buildings located just across Wisconsin Avenue from the Bethesda Metro Station. The buildings were built in 1955 and renovated in 1988.

One Reston Crescent	457	100% fee interest.	One Reston Crescent, built in 2000, is the first building of the Reston Crescent development, a 6-story structure with state-of-the-art building systems and an elegant 2-story lobby. Reston Crescent is a 36-acre, carefully phased master development set in a wooded park along the Dulles Corridor in Reston, Virginia.

Silver Spring Metro Plaza	860	100% fee interest.	Built in 1986, Silver Spring Metro Plaza is comprised of three buildings conveniently located in the Downtown Silver Spring business district.

Sunrise Tech Park	640	100% fee interest.	Sunrise Tech Park is a professional complex of four contemporary office and research and development buildings situated in Northern Virginia’s Reston/Herndon Corridor. Built in 1985, each single story structure features wrap-around window lines.

Two Ballston Plaza	346	100% fee interest.	Built in 1988, Two Ballston Plaza is an 11-story building located at the west end of the Rosslyn-Ballston corridor.

Victor Building	430	100% fee interest.	Expanded and renovated in 2000, the Victor Building is a historic property located in the East End submarket in Washington, D.C. It is a freestanding 9-story office building. The lobby and entrance have recently been renovated and a fitness center and rooftop terrace have been added.

1550 & 1560 Wilson Blvd	444	100% fee interest.	The 1550 building is a 7-story pre-cast concrete building built in 1984. The lobby was upgraded in 2001 with an earth-tone marble floor and light wood accents on the walls. The 1560 building is 12-stories tall and was delivered in 1986 with a glass curtain wall system offering sweeping views of Arlington, Virginia.

Two Reston Crescent	418	100% fee interest.	Two Reston Crescent, the second building of the Reston Crescent development, was completed in 2007. It is a 6-story structure with state-of-the-art building systems and an elegant 2-story lobby. Reston Crescent is a 36-acre, carefully phased master development set in a wooded park along the Dulles Corridor in Reston, Virginia.

| Brookfield Office Properties | 2014 Annual Information Form	20

Houston, Texas

The Houston CBD office market consists of approximately 49.6 million square feet of space. The Houston CBD overall vacancy rate at December 31, 2013 was 10.0%, a 6.5% decrease from 10.7% at December 31, 2012. Our vacancy rate in this market is approximately 8.3%. Absorption was approximately negative 507,110 square feet during 2013 compared to negative 650,593 square feet in 2012. Our average in-place net rent per square foot in this market was $19.84 per square foot as at December 31, 2013, as compared to the average market net rent of $24.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
1201 Louisiana	894	100% fee interest.	Situated in Houston's CBD, 1201 Louisiana is a 35-story building. The property features direct connection to Houston's all-weather tunnel/skywalk system which provides direct access to Allen Center and the Hyatt Regency Hotel as well as many eateries and retail shops. Outfitted with mirror-finished reflective glass, 1201 Louisiana offers distinctive architecture and views of the city are highlighted by full floor-to-ceiling windows. The building was built in 1971 and renovated in 1981 and 1996. The building is three blocks from the light rail and has three levels of on-site parking.

Heritage Plaza	1,834	51% fee interest.	Situated on the western perimeter of Downtown Houston, this 53-story office tower overlooks historic Sam Houston Park and is well-known for its distinctive design elements, a recognizable marker on the Houston skyline. The building is convenient to major thoroughfares and provides direct passage to adjacent buildings and surrounding amenities via sky bridge. Tenant amenities include ample on-site parking and a fitness center.

U.S. Office Fund

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Allen Center			Allen Center is a Class A office complex in Downtown Houston. Allen Center is the only Downtown Houston development that incorporates a significant amount of green space into the common area plazas. Served by the Downtown tunnel system, Allen Center is adjacent to several Metro bus and Downtown trolley stops.

- One Allen Center	1,026	100% fee interest.	Completed in 1972 and renovated in 1992, One Allen Center is a 34-story office tower in Allen Center.

- Two Allen Center	1,045	100% fee interest.	Completed in 1978 and renovated in 1992, Two Allen Center is a 36-story office tower in Allen Center.

- Three Allen Center	1,262	100% fee interest.	Completed in 1980, Three Allen Center is a 50-story office tower in Allen Center.

Cullen Center			The Cullen Center complex consists of three office towers: 500 Jefferson, 1600 Smith and Continental Center II. Parking is available in attached garages and there are several adjacent Metro stops. Cullen Center is inter-connected via an overhead walkway and is accessible to the Downtown tunnel system.

- 1600 Smith	2,000	100% fee interest.	Built in 1984, 1600 Smith is a 51-story office tower in Cullen Center.

- Continental Center II	624	100% fee interest.	Built in 1972, Continental Center II is a 20-story office tower in Cullen Center.

| Brookfield Office Properties | 2014 Annual Information Form	21

Los Angeles, California

The Los Angeles County office market consists of approximately 194.9 million square feet of space. The Los Angeles County overall vacancy rate at December 31, 2013 was 18.2%, a 1.0% decrease from 18.4% at December 31, 2012. Our vacancy rate in this market is approximately 15.5%. Absorption was approximately 295,483 square feet during 2013 compared to 1,001,453 square feet during 2012. Our average in-place net rent per square foot in this market was $23.09 per square foot as at December 31, 2013, as compared to the average market net rent of $22.00 per square foot at that time.

DTLA

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
601 Figueroa	1,311	100% fee interest.	The 52-story office tower, completed in 1990, features a Brazilian Rose polished granite exterior, two dramatic, 75-foot high atria lobbies and an open-air plaza highlighted by a 36-foot tall fire and water feature.

Bank of America Plaza	2,206	100% fee interest.	Bank of America Plaza was completed in 1974. The 55-story office tower is situated on a 4.21-acre site that features a unique formal garden with over 200 trees and three 24-foot waterfalls. Near the building’s main entrance is the 42-foot-high “Four Arches” sculpture by Alexander Calder.

Ernst & Young Tower	2,100	100% fee interest.	Built in 1985 and designed by Skidmore, Owings and Merrill, Ernst & Young Tower is a 41-story granite and glass tower situated in the Los Angeles CBD on approximately four acres. Situated below the park-like plaza area is FIGat7th, a tri-level open air retail center.

Wells Fargo Center North Tower	1,416	100% fee interest.	The 54-story office tower, completed in 1982, was designed by Skidmore, Owings & Merrill. An elegant, three-story glass enclosed atrium links the building with Wells Fargo Center South Tower and showcases one of the most significant sculpture collections in Southern California.

Wells Fargo Center South Tower	1,159	100% fee interest.	The 45-story office tower, completed in 1983, was designed by Skidmore, Owings & Merrill. An elegant, three-story glass enclosed atrium links the building with Wells Fargo Center North Tower and showcases one of the most significant sculpture collections in Southern California.

Gas Company Tower	1,368	100% fee interest.	Located in Los Angeles’s prestigious Bunker Hill District, Gas Company Tower is an award-winning 50-story Class A architectural landmark. The building features high quality institutional finishes and efficient floor plans.

777 Tower	1,025	100% fee interest.

777 Tower is a 52-story, internationally-acclaimed Class A office tower designed by Cesar Pelli. It features the highest quality institutional finishes, a blue-chip tenant roster and sits adjacent to the FIGat7th Retail Center. The building showcases a park-like open space and seating area, glass lobby with 30-foot ceilings and green and rose marble.

U.S. Office Fund

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Marina Towers	760	50% leasehold interest. A family trust holds the remaining 50% interest.	Marina Towers is comprised of two 12-story towers, completed in 1970 and 1972, overlooking the Los Angeles County small boat and yacht harbor in Marina Del Rey. The towers are architecturally mirrored with vertical bands of glass and engaged columns. A free-standing, six level parking structure and retail storefront sits between the two towers. Located prominently at the east border of Marina del Rey, tenants have unobstructed views in every direction.

| Brookfield Office Properties | 2014 Annual Information Form	22

San Francisco, California

The San Francisco CBD, where BPO’s 685 Market Street property is located, consists of approximately 40.0 million square feet. The San Francisco CBD overall vacancy rate at December 31, 2013 was 10.3%, a 1.0% decrease from 10.4% at December 31, 2012. Our vacancy rate in this market is approximately 24.2%. Absorption was 578,840 square feet during 2013 compared to 676,922 square feet in 2012. Our average in-place net rent per square foot in this market was $17.98 per square foot as at December 31, 2013, as compared to the average market net rent of $41.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
685 Market Street	205	100% fee interest.

685 Market Street is a historic 10-story office building in downtown San Francisco, at the confluence of the north and south financial districts and the world-renowned Union Square shopping district. Built in 1906, The building is an exquisite example of turn-of-the-century “Beaux Arts” style and its storied place in San Francisco’s history makes it one of the city’s most well-known landmark properties.

| Brookfield Office Properties | 2014 Annual Information Form	23

Denver, Colorado

The Denver CBD office market consists of approximately 30.1 million square feet. The Denver CBD overall vacancy rate at December 31, 2013 was 12.9%, a 13.4% decrease from 14.9% at December 31, 2012. Our vacancy rate in this market is approximately 22.9%. Absorption was approximately 502,697 square feet during 2013 compared to negative 140,704 square feet in 2012. Our average in-place net rent per square foot in this market was $19.90 per square foot as at December 31, 2013, as compared to the average market net rent of $20.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Republic Plaza	1,838	100% fee interest.	Built in 1984, Republic Plaza is Denver's tallest office building at 714 feet tall and 56 stories. Designed by Skidmore, Owings & Merrill and built of reinforced concrete clad in Sardinian granite, Republic Plaza includes office space and three retail levels. The building is known for its three-story marble lobby that features a quarterly "Art in Public Places" program of Colorado and regional artists.

1801 California Street	1,897	51% fee interest. The other 49% interest owner is an investment consortium.	Located in Denver’s CBD, 1801 California Street is a 54-story, Class A office building. 1801 California Street is conveniently located within five blocks of Denver’s major shopping and entertainment, including the 16th Street Mall, the Colorado Convention Center and the Denver Pavilions, in addition to major hotels.

| Brookfield Office Properties | 2014 Annual Information Form	24

Seattle, Washington

The Seattle CBD office market consists of approximately 43.5 million square feet. The Seattle CBD overall vacancy rate at December 31, 2013 was 13.9%, a 15.7% decrease from 16.5% at December 31, 2012. Our vacancy rate in this market is approximately 10.6%. Absorption was approximately 534,950 square feet during 2013 compared to 1,427,932 square feet in 2012. Our average in-place net rent per square foot in this market was $20.19 per square foot as at December 31, 2013, as compared to the average market net rent of $21.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Metropolitan Park East & West	856	50% fee interest	Metropolitan Park is a multi-building, Class A office campus strategically located at the intersection of Seattle’s most dynamic submarkets, South Lake Union, the Denny Triangle and the CBD. Metropolitan Park East and West are 20 and 18 stories respectively and have unobstructed views of Lake Union, the Cascades and Olympic Mountains.

| Brookfield Office Properties | 2014 Annual Information Form	25

Toronto, Ontario

The Downtown Toronto office market consists of approximately 69.9 million square feet of space. The Downtown Toronto overall vacancy rate at December 31, 2013 was 5.0%, a 13.6% increase from 4.4% at year end 2012 and vacancy in Class AA and A markets in the Downtown Toronto financial core was 5.4% at year end 2013, a 17.4% increase from 4.6% at year end 2012. Our vacancy rate in this market is approximately 5.8%. Absorption in Class AA and A markets in the Downtown Toronto financial core was 63,125 square feet during 2013 compared to 209,755 square feet during 2012. Our average in-place net rent per square foot in this market was $26.23 per square foot as at December 31, 2013, as compared to the average market net rent of $31.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Brookfield Place Toronto			Brookfield Place Toronto consists of almost 2.2 million square feet of rentable commercial and parking space comprising two high-rise office towers located in Toronto’s financial core in the block bounded by Bay, Wellington, Yonge and Front Streets. A 90-foot high glass enclosed galleria integrates the two office towers, the related retail space, the Hockey Hall of Fame and 13 other historical buildings. With direct access to Union Station, the Metro Toronto subway system and Commerce Court, Brookfield Place Toronto is a key point of entry in the underground pedestrian walkway system in Toronto.

- Bay Wellington Tower	1,409	100% fee interest.	Built in 1992, the Bay Wellington Tower is a 47-story tower located on the northern portion of Brookfield Place Toronto.

- 22 Front Street - Retail and Parking	146 555

100% fee interest in 22 Front Street.

50% interest (on a psf basis) in Retail and a 56% interest in Parking. The remaining 50% interest in Retail and 44% interest in Parking is owned by OMERS Realty Corporation.

22 Front Street is one of the 12 surviving historic buildings at the Brookfield Place Toronto site that were incorporated as an integral component of the complex’s design and preserved as part of Toronto’s living heritage.

This retail, heritage, office and parking complex is located between TD Canada Trust and Bay Wellington Towers and encompasses the office space in the historic and entertainment portions of Brookfield Place Toronto. Brookfield Place Toronto includes retail on the concourse and main street levels, as well as below-grade parking stalls serving the Brookfield Place Toronto complex and the Downtown district.

The Exchange Tower Block			The Exchange Tower Block consists of two office towers including the Exchange Tower and 105 Adelaide, and the retail and parking components of the complex.

- Exchange Tower	1,233	50% leasehold interest in the north parcel (containing a 3-story building) and a 50% freehold and leasehold interest in the south parcel (which includes the Exchange Tower). The remaining 50% leasehold and freehold interests are held by TTC Pension Fund (25%) and Hospitals of Ontario Pension Fund (25%).	Exchange Tower is located in Toronto’s financial core at the corner of York and King Streets. The office property is integrated with the Toronto financial core and the underground pedestrian network as a component of the Exchange Tower Block. The building was built 1981 and renovated in 1999.

- 105 Adelaide Street West	216	100% leasehold interest and a 25% fee interest in the Canadian Office Fund’s 50% interest. The other 50% freehold interest is owned by a Canadian life insurance company.	105 Adelaide Street West, also known as Lombard Place, is a 12-story office property located in the financial core between the Exchange Tower and First Canadian Place. This Class A building was built in 1962 and completely renovated in 1990.

Hudson’s Bay Centre	920	100% leasehold interest and 100% fee interest in certain components.

The Hudson’s Bay Centre comprises an office tower at 2 Bloor Street East, the Bay department store and an extensive retail concourse with a variety of shops and services. Built in 1973 and renovated in 2001, the building is directly above the intersection of two subway lines at the corner of Yonge and Bloor Streets and in close proximity to the Don Valley Expressway.

| Brookfield Office Properties | 2014 Annual Information Form	26

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Queen’s Quay Terminal	511	100% fee interest.	Built in 1926 and renovated in 1983, Queen’s Quay Terminal is located on the waterfront in Downtown Toronto’s financial district. The property also contains condominium units which are owned freehold by other parties.

HSBC Building	228	100% fee interest in 1/3 of the property and a 100% leasehold interest in 2/3 of the property. The other freehold owner is a private investor.	The HSBC Building is located in Toronto’s financial core at the corner of Wellington and York Streets. The project is a 17-story office tower completed in 1990 and is integrated with the Toronto financial core and underground pedestrian network.

Bay Adelaide Centre West Tower	1,599	100% fee interest.	Bay Adelaide West is located in Toronto’s financial core at the corner of Bay and Adelaide Streets. It is a 51-story office tower and is integrated with the underground pedestrian network. Bay Adelaide Centre was the first major development in the Toronto financial district in over 17 years.

Canadian Office Fund

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
First Canadian Place	2,836	100% leasehold interest to 2023. 50% fee interest thereafter.	Located in Downtown Toronto, First Canadian Place is a complex consisting of office, banking, shopping and parking. With 72-stories, the office tower has remained unchallenged as the tallest office building in Canada since it was constructed in 1975.

151 Yonge St.	413	100% fee interest.	The Yonge Richmond Centre is situated in Toronto’s financial core. The building was built in 1991 and renovated in 1998. The property provides a direct connection to the city’s underground pedestrian walkway and is connected to 2 Queen Street East to the north as well as the Queen Street subway station.

2 Queen St. E.	535	83.5% fee interest and 16.5% leasehold interest.	2 Queen Street East is situated in Toronto’s financial core and was built in 2003. The property’s unique design incorporates a historic 1910 bank branch. The property provides a direct connection to the city’s underground pedestrian walkway and is integrated with the Queen Street subway station.

| Brookfield Office Properties | 2014 Annual Information Form	27

Calgary, Alberta

The Downtown Calgary office market consists of approximately 39.6 million square feet of space. The Downtown Calgary overall vacancy rate at December 31, 2013 was 7.3%, a 97.3% increase from 3.7% at year end 2012 and vacancy in Class AA and A markets was 6.4% at year end 2013, a 255.6% increase from 1.8% at year end 2012. Our vacancy rate in this market is approximately 0.4%. Absorption in Class AA and A markets in Downtown Calgary was approximately negative 1.2 million square feet during 2013 compared to approximately 1.8 million square feet in 2012. Our average in-place net rent per square foot in this market was $27.18 per square foot as at December 31, 2013, as compared to the average market net rent of $34.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Bankers Hall	2,644	50% fee interest. The remaining 50% interest is owned by British Columbia Investment Management Corporation ("bcIMC").	Built in 1988, the Bankers Hall complex is comprised of three towers: East Tower, West Tower and the Royal Bank Building. The East and West Towers are twin 52-story office towers sitting above a 7-story office/retail podium that integrates the historic Hollingsworth Building and the adjacent 26-story Royal Bank Building.

Bankers Court	334	50% fee interest. The remaining 50% interest is owned by bcIMC.	Bankers Court, substantially completed in March 2009, is a 15-story office tower and is directly adjacent to Bankers Hall and connected by sky bridge.

Suncor Energy Centre	2,080	50% fee interest. The remaining 50% interest is owned by ARCI Ltd.	Suncor Energy Centre consists of a two-tower office-retail complex and underground parking garage. The office towers are the 52-story West Tower and the 32-story East Tower. The property is located in the Calgary CBD and is connected to the above-ground pedestrian walkway system. The property was constructed in 1983 and is one of the top three office complexes in Calgary.

Fifth Avenue Place	1,771	50% fee interest. The remaining 50% interest is owned by Alberta Investment Management (“AIMCo”).	Fifth Avenue Place is comprised of two 35-story office towers. Fifth Avenue Place, which is connected to the above-ground pedestrian walkway system, was completed in 1981, and since acquisition has undergone a substantial capital investment program.

| Brookfield Office Properties | 2014 Annual Information Form	28

Ottawa, Ontario

The Ottawa CBD office market consists of approximately 15.2 million square feet of space. The Ottawa CBD overall vacancy rate at December 31, 2013 was 7.4%, a 23.3% increase from 6.0% at year end 2012 and vacancy in the Class A market in the Ottawa CBD was 4.7% at year end 2013, unchanged from 4.7% at year end 2012. Our vacancy rate in this market is approximately 3.7%. Absorption in the Ottawa CBD market for Class A buildings was approximately negative 3,931 square feet during 2013 compared to 62,070 square feet in 2012. Our average in-place net rent per square foot in this market was $19.17 per square foot as at December 31, 2013, as compared to the average market net rent of $20.00 per square foot at that time.

Canadian Office Fund

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Place de Ville I	947	100% leasehold interest.	Place de Ville I is located in the western portion of Ottawa’s Downtown core in the block bounded by Albert Street, Kent Street, Queen Street and Lyon Street. Built in 1974 and renovated in 1994, the property is comprised of two towers (A and B), situated at right angles to each other.

Place de Ville II	939	100% fee interest.	Place de Ville II is located in the western portion of Ottawa’s Downtown core in the block bounded by Sparks Street, Kent Street, Queen Street and Lyon Street. It is comprised of Tower C, a 29-story building, the Podium, a smaller 4-story building, a below grade retail service concourse which includes office space, retail outlets, a food court, storage space and a four-level underground parking facility. The building was built in 1971 and renovated in 1995.

Jean Edmonds Towers	662	100% fee interest.	Jean Edmonds Towers are located in the western portion of Ottawa’s Downtown core in the block bounded by Slater Street, Kent Street, Laurier Avenue West and Bank Street. Built in 1974 and renovated in 1994, the property is comprised of two 20-story buildings linked at ground level by a 1-story building which serves as a restaurant. The remaining ground floor premises, situated in the towers themselves, offer retail services.

| Brookfield Office Properties | 2014 Annual Information Form	29

Vancouver, British Columbia

The Vancouver Downtown office market consists of approximately 19.2 million square feet. The Vancouver Downtown overall vacancy rate at December 31, 2013 was 8.5%, a 46.6% increase from 5.8% at year end 2012 and vacancy in Class AA and A markets in the Vancouver Downtown market was 7.1% at year end 2013, a 54.3% increase from 4.6% at year end 2012. Our vacancy rate in this market is approximately 12.2%. Absorption in Class AA and A markets in the Vancouver Downtown market was approximately negative 279,253 square feet during 2013 compared to 48,236 square feet in 2012. Our average in-place net rent per square foot in this market was $21.00 per square foot as at December 31, 2013, as compared to the average market net rent of $30.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Royal Centre	840	100% fee interest.	Royal Centre is a Class A office building located in the prime CBD of Downtown Vancouver that was most recently renovated in 2001. This 36-story building is adjacent to the Vancouver Hyatt Regency Hotel. Located on the corner of Georgia and Burrard, Royal Centre is conveniently situated within the business and retail amenities of Downtown Vancouver. The property has two retail levels with shops and services with direct access to the Burrard Skytrain station, in addition to parking for 688 vehicles in a three-level underground parking garage.

| Brookfield Office Properties | 2014 Annual Information Form	30

Sydney, Australia

The Sydney office market consists of approximately 53.5 million square feet. The Sydney overall vacancy rate at December 31, 2013 was 10.5%, a 25% increase from 8.4% at December 31, 2012. Our vacancy rate in this market is approximately 3.0%. Absorption was approximately negative 476,000 square feet during 2013 compared to negative 166,000 square feet in 2012. Our average in-place net rent per square foot in this market was $57.37 per square foot as at December 31, 2013, as compared to the average market net rent of $65.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
One Shelley Street	392	100% leasehold interest.	The property consists of a nine-story tower plus rooftop terrace, ground floor with retail, commercial lobby and office space at level 1 and basement parking. One Shelley Street has achieved a 6 Star Green Star – Office Design v2 rating. The property is located in the King Street Wharf precinct in close proximity to Wynyard bus and rail interchanges and is surrounded by retail and restaurants.

KPMG Tower	318	50% freehold interest.	KPMG Tower was developed and built in December 2003. The building comprises a ground level foyer, lobby café, auditorium and 15 levels of office accommodation. There are four floors of basement car parking. The property is located between Sussex and Shelley Streets at King Street Wharf. It is within walking distance of Wynyard Train Station and Pitt Street Mall and is well serviced by retail and restaurants at King Street Wharf.

American Express House	171	100% freehold interest held by BPPF.	American Express House is comprised of 10 levels of commercial office space, fully occupied by American Express, with ancillary retail and underground parking. The property is located within the western corridor precinct of the Sydney CBD with frontage on Shelley Street. The building is proximate to Wynyard bus and rail interchange and King Street Wharf public ferry terminal and the retail and restaurants at King Street Wharf.

World Square Retail	253	50% freehold interest.	Located within the block bounded by Sydney’s George, Liverpool, Pitt and Goulburn Streets, World Square Shopping Centre offers fresh and prepared food services and a unique selection of fashion, homewares and lifestyle items within over 90 specialty retailers. World Square Car Park has five levels of underground parking.

52 Goulburn Street	277	50% freehold interest.	This building was built in 2007 and is positioned on the southern border of the midtown precinct of the Sydney CBD. The property is bounded by George, Liverpool, Pitt and Goulburn Streets, Sydney. It is located close to the Downing Centre and Family Law Courts, Ernst & Young Centre and World Square Shopping Centre. Train and bus services are available at Town Hall, Museum and Central Stations.

King Street Wharf Retail	61	100% leasehold interest.	King Street Wharf is a premium waterfront restaurant and tourist precinct. All premises incorporate water views over Darling Harbour towards Wharves 8 and 9 at Pyrmont Bay and the National Maritime Museum.

NAB House	461	25% freehold interest.	NAB House is an office tower with 29 levels of office accommodation, ground floor banking and cafeteria, and car parking. The property is located in Sydney’s CBD and is bounded by George, Grosvenor, Lang and Jamison Streets. The property enjoys excellent access to major bus, rail and ferry terminals.

IAG House	428	50% freehold interest.	IAG House was completed in 1976 and refurbished in 1998 and 2009. The property comprises basement and ground floor retail, 28 levels of office accommodation and on-site parking. The property is located in the core commercial precinct of the Sydney CBD on the corner of George and King Streets.

E&Y Centre	787	50% freehold interest held by BPPF.	E&Y Centre is a landmark commercial office tower within the southern periphery of the midtown precinct of the Sydney CBD. The property comprises a substantial lobby with two retail areas and 35 upper levels of office accommodation incorporating low, mid, high and sky rise. Surrounding development includes the World Square Shopping Centre and the property is well serviced by bus, rail and car.

Darling Park Complex	1,329	30% leasehold interest.	This landmark commercial and retail complex is located on Sussex Street, between Market and Druitt Streets. The property includes two buildings, Darling Park 1 and Darling Park 2, and comprises a total of 58 levels of office accommodation, basement car spaces, storage area and retail accommodation.

| Brookfield Office Properties | 2014 Annual Information Form	31

Melbourne, Australia

The Melbourne office market consists of approximately 48.1 million square feet. The Melbourne overall vacancy rate at December 31, 2013 was approximately 11.0%, a 35.8% increase from 8.1% at December 31, 2012. Our vacancy rate in this market is approximately 0.6%. Absorption was approximately negative 80,000 square feet during 2013 compared to negative 435,000 square feet in 2012. Our average in-place net rent per square foot in this market was $36.90 per square foot as at December 31, 2013, as compared to the average market net rent of $35.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Southern Cross East Tower	991	100% freehold interest (BPO holds a 75% interest and BPPF a 25% interest).	Southern Cross East Tower is a landmark office building with premium grade services. The building comprises a ground level foyer and retail tenancies, 36 upper levels of office accommodation and basement parking. The property is located at the eastern end of the Melbourne CBD, bordering Exhibition, Bourke and Little Collins Streets. Public transport facilities include tram and bus services and Parliament Railway Station is situated nearby.

Southern Cross West Tower	509	100% freehold interest (BPO holds a 50% interest and BPPF a 50% interest).	Southern Cross West Tower forms part of the Southern Cross landmark development. The building was completed in 2009 and comprises ground floor retail tenancies, lobby and 20 upper levels of office accommodation. The property is located at the eastern end of the Melbourne CBD, bordering Bourke and Little Collins Streets. Public transport facilities include tram and bus services and Parliament Railway Station is situated nearby.

Bourke Place Trust	811	42.96% freehold interest.	Bourke Place Trust comprises Bourke Place Tower, a premium-grade high rise office building with 45 office levels, retail space and basement parking; 558 Little Bourke Street, a commercial car park, with a restaurant at ground level; and Bourke Place Studios, retail and studio office accommodation. Bourke Place Tower is located on the corner of Bourke and King Streets in the western end of the Melbourne CBD.

| Brookfield Office Properties | 2014 Annual Information Form	32

Perth, Australia

The Perth office market consists of approximately 17.4 million square feet. The Perth overall vacancy rate at December 31, 2013 was 10.8%, a 92.9% increase from 5.6% at December 31, 2012. Our vacancy rate in this market is approximately 0.4%. Absorption was approximately negative 630,000 square feet during 2013 compared to 321,000 square feet in 2012. Our average in-place net rent per square foot in this market was $56.83 per square foot as at December 31, 2013, as compared to the average market net rent of $61.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
235 St Georges Terrace	206	50% leasehold interest.	The property comprises nine levels of office accommodation and three levels of basement car-parking. The generous floor plates provide considerable design flexibility with minimal core openings. Adjoining the site is the Bishops Gardens, a unique heritage garden that provides active and visual amenity to the property. The property is located at the western end of St. Georges Terrace in the heart of Perth’s commercial and mining precinct, sharing the precinct with QV1, St. Georges Square and Woodside Plaza. The location marks the western entry point to the Perth CBD.

108 St Georges Terrace	437	50% freehold interest.	The property is a Class A, 52-level commercial office tower and includes the four-level Palace Hotel, a heritage-listed ground floor banking chamber with associated offices on the upper levels. The building is prominently located on the corner of St. Georges Terrace and Williams Street in the core of the Perth CBD and has expansive city views from the upper floors.

Brookfield Place Perth	953	100% freehold interest.	Brookfield Place Perth is a premium commercial grade tower and is the largest commercial office building in Western Australia. Completed in 2012, the building has large efficient floor plates to optimize the amount of natural light and views of the Swan River to the south.

| Brookfield Office Properties | 2014 Annual Information Form	33

London, United Kingdom

The City of London office market consists of approximately 72 million square feet. The London CBD overall vacancy rate at December 31, 2013 was 9.4%, a 1.1% decrease from 9.5% at December 31, 2012. Our vacancy rate in this market is approximately 8.6%. Absorption was approximately 280,765 square feet during 2013 compared to 4.2 million square feet during 2012. Our average in-place net rent square foot in this market was $86.49 per square foot as of December 31, 2013, as compared to the average market net rent of $95.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
99 Bishopsgate	339	100% leasehold interest.	99 Bishopsgate provides 26 floors of high specification office accommodation in the heart of the City of London. The building was extensively reconstructed in 1995 and refurbishments of the building occurred in 2006 and 2012.

Shoreditch	25	100% freehold interest.	These properties are located at the southern end of Shoreditch High Street adjacent to the Principal Place development site.

Leadenhall Court	109	100% leasehold interest.	Leadenhall Court is located on the most prominent corner of London’s insurance district. Situated next to Lloyd's of London and the historic Leadenhall market, the building is 100% occupied by the UK headquarters of the Royal Sun Alliance.

125 Old Broad Street	329	100% freehold interest.	125 Old Broad Street is a 26-story high specification office building in the heart of the City of London. The building features a dramatic glazed façade and commanding presence.

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Employees

As of December 31, 2013, we had approximately 1,527 employees: 68 in our Corporate Group, 711 in our U.S. Commercial Operations Group, 521 in our Canadian Commercial Operations Group, 177 in our Australian Commercial Operations Group and 50 in our UK Commercial Operations Group. Approximately 266 of our U.S. Commercial Operations employees and 65 of our Canadian Commercial Operations employees are represented by labor unions. We consider our labor relations to be positive and anticipate maintaining agreements with our labor unions.

Environmental Protection

Environmental initiatives are a major component of our strategic business plan. Environmental stewardship is a high priority for us and we treat it as a key business objective, along with revenue growth and risk management.

Our objective is to maximize energy and resource efficiency and environmental stewardship at our properties, together with the wellness and safety of our tenants, employees and those that live in the neighborhoods that house our properties.

We achieve this through an integrated strategy based on three principles that are embedded in our corporate culture. These tenets are the foundation of our commitment to environmental responsibility.

(i)	To operate, develop, retrofit, redesign and renovate properties to achieve optimum energy efficiency, occupant satisfaction and reduced carbon emissions.

(ii)	To incorporate innovative environmental strategies in order to achieve best-in-industry environmental performance in all new office developments.

(iii)	To seek best-in-class environmental certifications, actively participate in green industry organizations and support new initiatives that foster the energy and resource-efficient operation of office buildings and environmentally sustainable communities and practices.

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Company and Real Estate Industry Risks

Our strategy is to invest in high-quality commercial properties defined by the certainty of receiving rental payments generated by the tenants of those assets. However, we remain exposed to certain risks specific to our portfolio and those inherent in the commercial property business. Therefore, in evaluating BPO and our business, the following challenges, uncertainties and risks should be considered in addition to the other information contained in this AIF.

Our economic performance and the value of our real estate assets are subject to the risks incidental to the ownership and operation of real estate properties.

Our economic performance, the value of our real estate assets and, therefore, the value of our shares are subject to the risks normally associated with the ownership and operation of real estate properties, including but not limited to: downturns and trends in the national, regional and local economic conditions where our properties are located; the cyclical nature of the real estate industry; local real estate market conditions such as an oversupply of office properties, including space available by sublease, or a reduction in demand for such properties; changes in interest rates and the availability of financing; competition from other properties; changes in market rental rates and our ability to rent space on favorable terms; the bankruptcy, insolvency, credit deterioration or other default of our tenants; the need to periodically renovate, repair and re-lease space and the costs thereof; increases in maintenance, insurance and operating costs; civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses; the decrease in the attractiveness of our properties to tenants; the decrease in the underlying value of our properties; and certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges that must be made regardless of whether or not a property is producing sufficient income to service these expenses.

We are dependent upon the economic conditions of the markets where our properties are located.

We are affected by local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own properties. A protracted decline in economic conditions will cause downward pressure on our operating margins and asset values as a result of lower demand for space.

Our properties are located in the United States, Canada, the United Kingdom and Australia. A prolonged downturn in one or more of these economies or the economy of any other country where we own property would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation or other factors, we may not be able to offset such increases by increasing rents. Because our portfolio consists primarily of office buildings (as compared to a more diversified real estate portfolio), a decrease in demand for office space could adversely affect our results of operations. Additionally, there are submarkets within our primary and secondary markets that are dependent upon a limited number of industries, and a significant downturn in one or more of these industries could also adversely affect our results of operations.

Our inability to enter into renewal or new leases on favorable terms for all or a substantial portion of space that is subject to expiring leases would adversely affect our cash flows and operating results.

Our income-producing properties generate revenue through rental payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any renewal or replacement lease may be less favorable to us than the existing lease. We would be adversely affected, in particular, if any major tenant ceases to be a tenant and cannot be replaced on similar or better terms or at all.

Our competitors may adversely affect our ability to lease our properties which may cause our cash flows and operating results to suffer.

Numerous other developers, managers and owners of office properties compete with us in seeking tenants and management revenues. Some of the properties of our competitors may be newer, better located or better capitalized. These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to make space available at lower prices than the space in our properties, particularly if there is an oversupply of space available in the market. Competition for tenants could have an adverse effect on our ability to lease our properties and on the rents that we may charge or concessions that we must grant. If our competitors adversely impact our ability to lease our properties, our cash flows and operating results may suffer.

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Our ability to realize our strategies and capitalize on our competitive strengths are dependent on our ability to effectively operate our large group of commercial properties, maintain good relationships with tenants and remain well capitalized, and our failure to do any of the foregoing would affect our ability to compete effectively in the markets in which we do business.

Reliance on significant tenants could adversely affect our results of operations.

Many of our properties are occupied by one or more significant tenants and, therefore, our revenues from those properties will be materially dependent on the creditworthiness and financial stability of those tenants. Our business would be adversely affected if any of those tenants failed to renew certain of their significant leases, became insolvent, declared bankruptcy or otherwise refused to pay rent in a timely fashion or at all. In the event of a default by one or more significant tenants, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing the property. If a lease of a significant tenant is terminated, it may be difficult, costly and time consuming to attract new tenants and lease the property for the rent and on terms as favorable as the previous lease.

Our tenant base is concentrated heavily in three industries and unfavourable conditions in these industries may adversely impact our financial condition and results of operations.

As part of our strategy is to focus on markets underpinned by the financial services, government and resources and energy industries, a significant downturn in one or more of the industries in which these businesses operate would adversely affect our results of operations. In addition, austerity measures and governmental deficit reduction programs may lead governments to consolidate and reduce their office space and decrease their workforce, which may reduce demand for office space in the government sector.

We face potential adverse effects from tenant defaults, bankruptcies or insolvencies.

A tenant may experience a downturn in its business, which could cause the loss of that tenant or weaken its financial condition and result in the tenant’s inability to make rental payments when due or, for retail tenants, a reduction in percentage rent payable. If a tenant defaults, we may experience delays and incur costs in enforcing our rights as landlord and protecting our investments.

We cannot evict a tenant solely because of its bankruptcy. In addition, in certain jurisdictions where we own properties, a court may authorize a tenant to reject and terminate its lease. In such a case, our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. In any event, it is unlikely that a bankrupt or insolvent tenant will pay in full amounts it owes under a lease. The loss of rental payments from tenants and costs of re-leasing would adversely affect our cash flows and results of operations. In the event of a significant number of lease defaults and/or tenant bankruptcies, our cash flow may not be sufficient to pay cash dividends to our shareholders and repay maturing debt and any other obligations.

We face risks associated with the use of debt to finance our business, including refinancing risk.

We incur debt in the ordinary course of our business and therefore are subject to the risks associated with debt financing. These risks, including the following, may adversely affect our financial condition and results of operations: our cash flow may be insufficient to meet required payments of principal and interest; payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses; we may not be able to refinance indebtedness on our properties at maturity due to business and market factors including: disruptions in the capital and credit markets; the estimated cash flow of our properties; the value of our properties; financial, competitive, business and other factors, including factors beyond our control; and if refinanced, the terms of a refinancing may not be as favorable as the original terms of the related indebtedness. If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to dispose of one or more of our properties upon disadvantageous terms. In addition, prevailing interest rates or other factors at the time of refinancing could increase our interest expense, and if we mortgage property to secure payment of indebtedness and are unable to make mortgage payments, the mortgagee could foreclose upon such property or appoint a receiver to receive an assignment of our rents and leases. This may adversely affect our ability to pay dividends or payments to our shareholders and lenders.

If we are unable to manage our interest rate risk efficiently, our cash flows and operating results may suffer.

Advances under credit facilities and certain property-level mortgage debt bear interest at a variable rate. We may incur further indebtedness in the future that also bears interest at a variable rate or we may be required to refinance our debt at higher rates. In addition, though we attempt to manage interest rate risk, there can be no assurance that we will hedge such exposure effectively or at all in the future. Accordingly, increases in interest rates above that which we anticipate based upon historical trends would adversely affect our cash flows.

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We are subject to risks relating to development and redevelopment projects.

On a strategic and selective basis, we may develop and redevelop properties.  The real estate development and redevelopment business involves significant risks that could adversely affect our business, financial condition and results of operations, including:  we may not be able to complete construction on schedule or within budget, resulting in increased debt service expense and construction costs and delays in leasing the properties; we may not have sufficient capital to proceed with planned redevelopment or expansion activities; we may abandon redevelopment or expansion activities already under way, which may result in additional cost recognition; we may not be able to obtain, or may experience delays in obtaining, all necessary zoning, land-use, building, occupancy and other governmental permits and authorizations; we may not be able to lease properties at all or on favorable terms or occupancy rates and rents at a completed project might not meet projections and therefore the project might not be profitable;  construction costs, total investment amounts and our share of remaining funding may exceed our estimates and projects may not be completed and delivered as planned; and upon completion of construction, we may not be able to obtain, or obtain on advantageous terms, permanent financing for activities that we have financed through construction loans.

The impact of foreign exchange fluctuations may have a negative impact on our future revenues and net income.

Our financial results will be affected by fluctuations in foreign currency markets as certain assets and liabilities denominated in currencies other than the U.S. dollar will give rise to a foreign currency gain or loss reflected in our revenue and income.  Consequently, due to the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon our future revenue.

Our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates, which could adversely affect our financial condition and results of operations.

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry; however, our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates in the future.

Where properties are insured by our partners, all risk property insurance and rental value coverage is provided with limits that we believe are in line with what owners of similar properties carry.

There also are certain types of risks (such as war, or environmental contamination, such as toxic mold) which are either uninsurable or not economically insurable. Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our properties, and would continue to be obligated to repay any recourse mortgage indebtedness on such properties.

Possible terrorist activity could adversely affect our financial condition and results of operations and our insurance may not cover some losses due to terrorism or may not be obtainable at commercially reasonable rates.

Possible terrorist attacks in the markets where our properties are located may result in declining economic activity, which could reduce the demand for space at our properties, reduce the value of our properties and reduce the financial stability of our tenants by harming the demand for goods and services offered by our tenants.

Additionally, terrorist activities could directly affect the value of our properties through damage, destruction or loss.

Our portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be subject to terrorist attacks. Many of our properties consist of high-rise buildings, which may also be subject to this actual or perceived threat. Our insurance may not cover some losses due to terrorism or may not be obtainable at commercially reasonable rates.

Changes in tax law and practice may have a material adverse effect on our financial condition and results of operations.

We hold certain of our subsidiaries through foreign subsidiaries and our decision to structure them in such a manner was based on prevailing taxation law and practice in such jurisdictions, as well as the availability of benefits under an income tax treaty.  Any change in tax legislation (including in relation to taxation rates) and practice in these jurisdictions, or in the availability of such tax treaty benefits, could adversely affect such company or entity and consequently have a material adverse effect on our financial condition and results of operations.

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The failure of certain of our subsidiaries to qualify as REITs under U.S. federal income tax rules generally would have adverse tax consequences which could result in a material reduction in cash flow.

Certain of our subsidiaries intend to qualify for taxation as REITs for U.S. federal income tax purposes. However, no assurance can be provided that any such entity will qualify as a REIT. An entity’s ability to qualify as a REIT depends on its satisfaction of certain asset, income, organizational, distribution, shareholder ownership, and other requirements on a continuing basis. No assurance can be provided that the actual results of operations for any particular entity in a given taxable year will satisfy such requirements. If any such entity were to fail to qualify as a REIT in any taxable year, it would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on its net taxable income at regular corporate rates, and distributions would not be deductible by it in computing its taxable income. Any such corporate tax liability could be substantial and could materially reduce the amount of cash available for distribution to our company, which in turn would materially reduce the amount of cash available for distribution to our shareholders and could have an adverse impact on the value of our common shares. Unless entitled to relief under certain U.S. federal income tax rules, any entity which so failed to qualify as a REIT would also be disqualified from taxation as a REIT for the four taxable years following the year during which it ceased to qualify as a REIT.

We are subject to possible environmental liabilities and other possible liabilities.

As an owner and manager of real property, we are subject to various laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or wastes present in our buildings, released or deposited on or in our properties or disposed of at other locations. These costs could be significant and would reduce cash available for our business. The failure to remove or remediate such substances could adversely affect our ability to sell our properties or our ability to borrow using real estate as collateral, and could potentially result in claims or other proceedings against us.

Other laws and regulations govern indoor and outdoor air quality including those that can require the abatement or removal of asbestos-containing materials in the event of damage, demolition, renovation or remodeling and also govern emissions of and exposure to asbestos fibers in the air. The maintenance and removal of lead paint and certain electrical equipment containing polychlorinated biphenyls (PCBs) and underground storage tanks are also regulated by federal, provincial and state laws. We are also subject to risks associated with human exposure to chemical or biological contaminants such as molds, pollens, viruses and bacteria which, above certain levels, can be alleged to be connected to allergies or other health effects and symptoms in susceptible individuals. We could incur fines for environmental compliance and be held liable for the costs of remedial action with respect to the foregoing regulated substances or tanks or related claims arising out of environmental contamination or human exposure to contamination at or from our properties.

Environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on our business, financial condition or results of operations.

Regulations under building codes and human rights codes generally require that public buildings, including office buildings, be made accessible to disabled persons. Non-compliance could result in the imposition of fines by the government or the award of damages to private litigants. If we are required to make substantial alterations and capital expenditures in one or more of our properties to comply with these codes, it could adversely affect our financial condition and results of operations.

We may also incur significant costs complying with other regulations. Our properties are subject to various federal, state, provincial and local regulatory requirements, such as state, provincial and local fire and life safety requirements. If we fail to comply with these requirements, we could incur fines or private damage awards. Existing requirements may change and compliance with future requirements may require significant unanticipated expenditures that could affect our cash flow and results from operations.

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If we are unable to recover from a business disruption on a timely basis our financial condition and results of operations would be adversely affected.

Our business is vulnerable to damages from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business. If we are unable to recover from a business disruption on a timely basis, our financial condition and results of operations would be adversely affected. We may also incur additional costs to remedy damages caused by such disruptions.

Restrictive covenants in current and future indebtedness may limit management’s discretion with respect to certain business matters.

Instruments governing any of our indebtedness or indebtedness of our subsidiaries may contain restrictive covenants limiting our discretion with respect to certain business matters. These covenants could place significant restrictions on, among other things, our ability to create liens or other encumbrances, to pay dividends on our common shares or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. These covenants could also require us to meet certain financial ratios and financial condition tests. A failure to comply with any such covenants could result in a default which, if not cured or waived, could result in a termination of our distributions and permit acceleration of the relevant indebtedness.

We have no corporate limitation on the amount of debt we can incur.

Our management and Board of Directors have discretion under our articles of incorporation and bylaws to increase the amount of our outstanding debt. Our decisions with regard to the incurrence and maintenance of debt are based on available investment opportunities for which capital is required, the cost of debt in relation to such investment opportunities, whether secured or unsecured debt is available, the effect of additional debt on existing financial ratios and the maturity of the proposed new debt relative to maturities of existing debt. As a result, we could become more highly leveraged, resulting in increased debt service costs that could adversely affect our cash flows and operating results.

The failure of our Canadian REIT, BOX, to qualify for the REIT Exemption to the SIFT Rules would have adverse consequences.

The Income Tax Act (Canada) (the “Tax Act”) contains provisions which potentially impose tax on publicly traded trusts and partnerships that are specified investment flow through trusts or partnerships for purposes of the Tax Act (“SIFTs”) and their beneficiaries and partners (the “SIFT Rules”). There is an exemption from the application of the SIFT Rules for trusts that, throughout a taxation year, meet certain specified criteria relating to the nature of their income and investments (the “REIT Exemption”). Trusts that meet the REIT Exemption are excluded from the SIFT trust definition and, therefore, not subject to the SIFT Rules. The determination as to whether our Canadian REIT, BOX, qualifies for the REIT Exemption in a particular taxation year can only be made at the end of that taxation year. We expect that BOX will qualify for the REIT Exemption for purposes of the SIFT Rules throughout 2014. However, there can be no assurance in this regard and should BOX fail to qualify for the REIT Exemption, it would have adverse consequences on us, including a negative impact on our realizable cash flows.

We are dependent on our management personnel.

Our management team has a significant role in our success. Our lack of a mature human capital strategy to address retention, development of talent and training may impede our ability to retain personnel or to attract suitable replacements should any members of the management group leave. The loss of services from members of the management group or a limitation in their availability could adversely affect our operations because of diminished relationships with lenders, prospective tenants and industry personnel.

Because real estate investments are illiquid, we may not be able to sell properties when appropriate or desired.

Large and high quality office properties like the ones that we own can be hard to sell, especially if local market conditions are poor. Such illiquidity could limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Additionally, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate in times of illiquidity. These restrictions could reduce our ability to respond to changes in the performance of our investments and could adversely affect our financial condition and results of operations.

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We face risks associated with property acquisitions.

Competition from other well-capitalized real estate investors, including both publicly traded REITs and institutional investment funds, may significantly increase the purchase price of, or prevent us from acquiring, a desired property. Acquisition agreements will typically contain conditions to closing, including completion of due diligence to our satisfaction or other conditions that are not within our control, which may not be satisfied. Acquired properties may be located in new markets where we may have limited knowledge and understanding of the local economy, an absence of business relationships in the area or unfamiliarity with local government and applicable laws and regulations. We may be unable to finance acquisitions on favorable terms, or newly acquired properties may fail to perform as expected. We may underestimate the costs necessary to bring an acquired property up to standards established for its intended market position or may be unable to quickly and efficiently integrate new acquisitions into our existing operations. We may also acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. Each of these factors could have an adverse effect on our results of operations and financial condition.

We do not have sole control over the properties that we own with co-venturers, partners, fund investors or co-tenants or over the revenues and certain decisions associated with those properties, which may limit our flexibility with respect to these investments.

We participate in joint ventures, partnerships, funds and co-tenancies affecting many of our properties. Such investments involve risks not present were a third party not involved, including the possibility that our co-venturers, partners, fund investors or co-tenants might become bankrupt or otherwise fail to fund their share of required capital contributions.

Additionally, our co-venturers, partners, fund investors or co-tenants might at any time have economic or other business interests or goals which are inconsistent with our business interests or goals. We do not have sole control of certain major decisions relating to these properties, including decisions relating to: the sale of the properties; refinancing; timing and amount of distributions of cash from such properties to us; and capital improvements.

In some instances, although we are the property manager for a joint venture, the joint venture retains joint approval rights over various material matters such as the budget for the property, specific leases and our leasing plan. Moreover, in some of our property management arrangements the other venturer can terminate the property management agreement in limited circumstances relating to enforcement of the property managers’ obligations. In addition, the sale or transfer of interests in some of our joint ventures and partnerships is subject to rights of first refusal or first offer and some joint venture and partnership agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want to sell but may be forced to do so because we may not have the financial resources at that time to purchase the other party’s interest. Such rights may also inhibit our ability to sell our interest in a property or a joint venture or partnership within our desired time frame or on any other desired basis.

Our organizational and ownership structure and strategy involve a number of relationships that may give rise to conflicts of interest between ourselves and BAM.

Our organizational and ownership structure and strategy involve a number of relationships that may give rise to conflicts of interest between us and our shareholders, on the one hand, and BAM, on the other. In particular, conflicts of interest could arise, among other reasons, because in originating and recommending real estate acquisition opportunities to us, BAM has significant discretion to determine the suitability of opportunities for us and to allocate such opportunities to us or to itself or its other subsidiaries or to third parties. In addition, because we frequently pursue the acquisition of individual assets and portfolios through joint venture fund vehicles, we will likely make co-investments with BAM and BAM sponsored funds or BAM sponsored or co-sponsored consortiums and partnerships, which typically require that BAM owe fiduciary duties to the other partners or consortium members that it does not owe to us. BAM also is permitted to pursue business activities and provide services to third parties that compete directly with our business and activities without providing us with the opportunity to participate, which could result in the allocation of BAM resources, personnel and acquisition opportunities to others who compete with us.

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We may suffer a significant loss resulting from fraud, other illegal acts or inadequate or failed internal processes or systems.

We may suffer a significant loss resulting from fraud, other illegal acts or inadequate or failed internal processes or systems. We operate in different markets and rely on our employees to follow our policies and processes as well as applicable laws in their activities. Risk of illegal acts or failed systems is managed through our infrastructure, controls, systems, policies and people, complemented by central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, as well as people and systems risks. Failure to manage these risks can result in direct or indirect financial loss, reputational impact, regulatory censure or failure in the management of other risks such as credit or market risk.

We participate in transactions and make tax calculations for which the ultimate tax determination may be uncertain.

We participate in many transactions and make tax calculations during the course of our business for which the ultimate tax determination is uncertain. While we believe we maintain provisions for uncertain tax positions that appropriately reflect our risk, these provisions are made using estimates of the amounts expected to be paid based on a qualitative assessment of several factors. It is possible that liabilities associated with one or more transactions may exceed our provisions due to audits by, or litigation with, relevant taxing authorities which may materially affect our financial condition and results of operations.

We may be subject to litigation.

In the ordinary course of our business, we may be subject to litigation from time to time. The outcome of any such proceedings may materially adversely affect us and may continue without resolution for long periods of time. Any litigation may consume substantial amounts of our management’s time and attention, and that time and the devotion of these resources to litigation may, at times, be disproportionate to the amounts at stake in the litigation.

The acquisition, ownership and disposition of real property expose us to certain litigation risks which could result in losses, some of which may be material. Litigation may be commenced with respect to a property we have acquired in relation to activities that took place prior to our acquisition of such property. In addition, at the time of disposition of an individual property, a potential buyer who is passed over in favor of another as part of our efforts to maximize sale proceeds may claim that it should have been afforded the opportunity to purchase the asset or alternatively that such buyer should be awarded due diligence expenses incurred or statutory damages for misrepresentation relating to disclosures made. Similarly, successful buyers may later sue us for losses associated with latent defects or other problems not uncovered in due diligence. We may also be exposed to litigation resulting from the activities of our tenants or their customers.

Negative publicity could damage our reputation and business.

Our ability to attract and retain tenants, investors and employees is impacted by our reputation and negative publicity can expose us to litigation and regulatory action. Negative public opinion concerning the financial services industry has been evidenced by the Occupy Wall Street demonstration that spawned similar protests in major cities and communities throughout North America.  The association of our properties with the financial services industry and the Occupy Wall Street demonstrations could damage our reputation, adversely affect our ability to attract and retain tenants and employees, and divert management’s attention from day-to-day operations.  The demonstrations themselves could cause physical damage to our properties and we could incur costs to prevent that damage and to ensure that our properties remain accessible.  Significant harm to our reputation can also arise from other sources, including employee misconduct, unethical behavior, environmental matters, litigation or regulatory outcomes, failing to deliver minimum or required standards of service and quality, compliance failures, unintended disclosure of confidential information and the activities of our tenants and counterparties, including vendors.

Legislative or regulatory matters could adversely affect our business.

There are many laws and governmental rules and regulations that apply to us and our businesses, including, among others, securities, ethics and privacy laws and regulations. Changes in these laws, rules and regulations, or their interpretation by agencies or the courts, could occur. Non-compliance with applicable laws or rules or regulations, or our inability to keep up with, or adapt to, an ever changing, complex regulatory environment, could result in civil liability, criminal liability and/or sanctions against us, including fines and censures, injunctive relief, suspension or expulsion from a particular jurisdiction or market or the revocation of licenses or charters, any of which could adversely affect our financial condition and results of operations.

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If we were to offer private investment funds we may be required to register as investment advisers with the SEC. Registered investment advisers are subject to the requirements and regulations of the Investment Advisers Act of 1940, including, among other things, fiduciary duties to clients, maintaining an effective compliance program, record-keeping, advertising and operating requirements, disclosure obligations, general anti-fraud prohibitions and “pay to play” practices vis-à-vis U.S. state and local government entities. Compliance results in the expenditure of costs and internal resources and a failure to comply with such obligations could result in investigations, financial or other sanctions and reputational damage.

The U.S. Investment Company Act of 1940 (the “40 Act”) requires the registration of any company which holds itself out to the public as being engaged primarily in the business of investing, reinvesting or trading in securities. In addition, the 40 Act may also require the registration of a company that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and which owns or proposes to acquire investment securities with a value of more than 40% of the company’s assets on an unconsolidated basis. We are not currently an investment company under the 40 Act. If we were required to register as an investment company under the 40 Act, we would, among other things, be restricted from engaging in certain businesses and issuing certain securities. In addition, certain of our contracts may become void.

Climate change may adversely impact our operations and markets.

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of climate stress events. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in intense precipitation and extreme heat events, as well as tropical and non tropical storms.

We own buildings in coastal locations that may be particularly susceptible to climate stress events or adverse localized effects of climate change, such as sea-level rise and increased storm frequency or intensity. The occurrence of one or more natural disasters, such as hurricanes, fires, floods, and earthquakes (whether or not caused by climate change), could cause considerable damage to our properties, disrupt our operations and negatively impact our financial performance. To the extent these events result in significant damage to or closure of one or more of our buildings, our operations and financial performance could be adversely affected through lost tenants and an inability to lease or re-lease the space. In addition, these events could result in significant expenses to restore or remediate a property, increases in fuel (or other energy) prices or a fuel shortage and increases in the costs of insurance if they result in significant loss of property or other insurable damage.

If we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, U.S. shareholders generally would be subject to adverse U.S. federal income tax consequences.

Based on our organizational structure, as well as our expected income and assets, we do not believe that we will be classified for U.S. federal income tax purposes as a PFIC for our current taxable year, and we do not expect that we will be classified as a PFIC in the future. However, the determination of whether we are a PFIC in any taxable year depends on various facts and circumstances, some of which may not be entirely within our control. The PFIC determination also depends on application of complex tax rules concerning the classification of our assets and income, for which there are only limited judicial and administration interpretations, and therefore these rules are uncertain in some respects. Further, the PFIC determination is made annually and our circumstances may change. Accordingly, there can be no assurance that we will not be classified as a PFIC for the current taxable year or any future taxable year. If we were a PFIC, U.S. shareholders generally would be subject to adverse U.S. federal income tax consequences, including increased taxes and related interest charges on a disposition or constructive disposition of our common shares or the receipt of certain distributions or constructive distributions and increased reporting requirements. We urge U.S. shareholders to consult their own tax advisors regarding the tax consequences of our being a PFIC in light of their particular circumstances.

| Brookfield Office Properties | 2014 Annual Information Form	43

The expiration of long-term ground leases could adversely affect our results of operations.

Seventeen of our properties are subject to long-term ground leases and similar arrangements in which the underlying land is owned by a third party and leased to us and any co-venturers or partners. In addition, the ground leases may be subject to periodic rate resets which may fluctuate and may result in significant rental rate adjustments. Under the terms of a typical ground lease, we and any co-venturers or partners pay rent for the use of the land and are generally responsible for all costs and expenses associated with the building and improvements. Unless the lease term is extended, the land, together with all improvements, will revert to the owner of the land upon the expiration of the lease term. An event of default by us under the terms of a ground lease could also result in a loss of the property subject to such ground lease should the default not be rectified in a reasonable period of time.

The following is a summary of our ground leases:

Building	City	Expiration	Notes
The Grace Building	New York	2014(1)	We own a 49.9% joint venture interest in the ground lessee, which holds a 100% leasehold interest and which is also the ground lessor.
First Canadian Place	Toronto	2023	We own a 12.5% freehold interest and a 25% leasehold interest in the property.
105 Adelaide Street West	Toronto	2043(2)	We own a 100% leasehold interest and a 12.5% freehold interest in the property.
Three Bethesda Metro Center	Bethesda (Washington, D.C.)	2052	The entire parcel (office building, parking facility and plaza) is subject to the ground lease. We own a 100% leasehold interest in this parcel. The ground lease includes one additional 49-year renewal option.
Marina Towers	Los Angeles	2063
Place de Ville I	Ottawa	2065	We own a 25% leasehold interest in the property.
Brookfield Place New York	New York	2069
Hudson’s Bay Centre	Toronto	2070	There is one ground lease that covers a portion of this property (approximately 63% by area). We own a 100% leasehold interest in the leasehold parcel and a 100% freehold interest in two freehold parcels.
HSBC Building (70 York Street)	Toronto	2083	The ground lease only covers a portion of the property (approximately 67% by area). We own a 100% leasehold interest in the leasehold parcel and a 100% freehold interest in the two freehold parcels.
235 St. Georges Terrace	Perth	2085	We own a 50% joint venture interest in the ground lessee, which holds a 100% leasehold interest.
Darling Park Complex	Sydney	2088	We own a 30% joint venture interest in the ground lessee, which holds a 100% leasehold interest.
2 Queen Street East	Toronto	2099	Only a small portion of this property is subject to a ground lease (approximately 16.5% by area). We own a 25% leasehold interest in the leasehold parcel and a 25% interest in the freehold parcel.
King Street Wharf Retail	Sydney	2099	We own a 100% leasehold interest.
NAB House	Sydney	2107	We own a 25% joint venture interest in the ground lessee, which holds a 100% leasehold interest. We also hold the same proportion in a freehold lease.
One Shelley Street	Sydney	2108	We own a 100% leasehold interest.
Exchange Tower	Toronto	2115(3)	There is one effective ground lease for a portion of this property (approximately 50% by area). We own a 50% subleasehold interest in the subleasehold parcel and a 50% interest in two freehold parcels.
99 Bishopsgate	London	2030	We own a 999 year leasehold interest. The 999 year interest is subject to 98 year leasehold interest which we also own. Further, we hold the freehold reversionary interest which is held on a bare trust for the benefit of The Prudential Assurance Company Limited.

(1) Ground lessee has the option to extend the ground lease for four additional 10-year periods and one 14-year period to 2068.

(2) Ground lessee has the option to extend the ground lease for an additional 30 years to 2073.

(3) Ground sublessee has 73 consecutive options to extend the ground sublease, each for a term of 10 years and 6 months, to November 30, 2881.

| Brookfield Office Properties | 2014 Annual Information Form	44

DIVIDENDS AND DIVIDEND POLICY

The declaration and payment of dividends on our common shares are at the discretion of our Board of Directors, which supports a stable and consistent dividend policy. We declare dividends on a quarterly basis in U.S. dollars and remit payment to shareholders in accordance with the country of the registered address of shareholders. Shareholders with registered addresses in Canada receive payment in Canadian dollars (based on the exchange rate on the record date) unless they elect otherwise. Shareholders with registered addresses in the U.S. receive payment in U.S. dollars. It is our intention to continue to review the pay-out of dividends payable quarterly on March 31, June 30, September 30 and December 31 of each year and to increase the dividend amount in accordance with increases in cash flow.

A complete record of dividends per share paid on the common shares for the past three years is as follows:

	2013	2012	2011
Per common share	$0.56 per annum	$0.56 per annum	$0.56 per annum
	$0.14 per quarter	$0.14 per quarter	$0.14 per quarter

We continue to pay dividends on our Class A preference shares semi-annually and dividends on our Class AA and Class AAA preference shares quarterly. A complete record of annual dividends per share paid on all classes of preference shares for the past three years is as follows:

				2013		2012		2011
Authorized	Outstanding			Per Share		Per Share		Per Share
14,202,000	14,201,980		Class A redeemable voting, Series A & B	C$	0.0833	C$	0.0833	C$	0.0833
2,000,000	2,000,000		Class AA Series E	C$	0.5250	C$	0.5250	C$	0.5250
12,000,000	8,000,000		Class AAA Series E	C$	0.5250	C$	0.5250	C$	0.5250
8,000,000	0	(1)	Class AAA Series F	C$	0.1233	C$	1.5000	C$	1.5000
6,000,000	4,400,000		Class AAA Series G		$1.3125		$1.3125		$1.3125
8,000,000	8,000,000		Class AAA Series H	C$	1.4375	C$	1.4375	C$	1.4375
8,000,000	0	(2)	Class AAA Series I		-	C$	0.3250	C$	1.3583
8,000,000	8,000,000		Class AAA Series J	C$	1.2500	C$	1.2500	C$	1.2500
8,000,000	6,000,000		Class AAA Series K	C$	1.3000	C$	1.3000	C$	1.3000
11,500,000	11,500,000		Class AAA Series L	C$	1.6875	C$	1.6875	C$	1.6875
11,000,000	11,000,000		Class AAA Series N(3)	C$	1.5375	C$	1.5375	C$	1.5375
12,000,000	12,000,000		Class AAA Series P(4)	C$	1.2875	C$	1.2875	C$	1.2875
10,000,000	10,000,000		Class AAA Series R(5)	C$	1.2750	C$	1.2750	C$	0.4192
10,000,000	10,000,000		Class AAA Series T(6)	C$	1.1500	C$	0.3434		-
1,805,489	1,805,489		Class AAA Series V	C$	0.4622		-		-
3,816,527	3,816,527		Class AAA Series W	C$	0.4622		-		-
300	300		Class AAA Series X	C$	5,792.0563		-		-
2,847,711	2,847,711		Class AAA Series Y	C$	0.4622		-		-
800,000	800,000		Class AAA Series Z	C$	0.2896		-		-

(1)	All outstanding Series F preference shares were redeemed on January 31, 2013.
(2)	All outstanding Series I preference shares were redeemed on March 30, 2012.
(3)	The Series N preference shares were issued on January 20, 2010. The initial Series N dividend of C$0.2949 per share was paid on March 31, 2010.
(4)	The Series P preference shares were issued on October 21, 2010. The initial Series P dividend of C$0.2504 per share was paid on December 31, 2010.
(5)	The Series R preference shares were issued on September 2, 2011. The initial Series R dividend of C$0.4192 per share was paid on December 31, 2011.
(6)	The Series T preference shares were issued on September 13, 2012. The initial Series T dividend of C$0.3434 per share was paid on December 31, 2012. The annual dividend rate on these shares is C$1.15 per share.

| Brookfield Office Properties | 2014 Annual Information Form	45

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

Common Shares - There are an unlimited number of common shares authorized, of which 507,572,572 common shares were issued and outstanding as of the date hereof.

There are currently three authorized classes of preference shares of BPO, as follows:

Class A Preference Shares — unlimited authorized

4,612,500 Class A preference shares, Series A authorized, of which 4,612,495 are issued and outstanding; and

9,589,500 Class A preference shares, Series B authorized, of which 9,589,485 are issued and outstanding.

Class AA Preference Shares — 6,000,000 authorized (2,400,000 shares have been issued and redeemed)

2,000,000 Class AA preference shares, Series E authorized, of which 2,000,000 are issued and outstanding.

Class AAA Preference Shares — unlimited authorized

12,000,000 Class AAA preference shares, Series E authorized, of which 8,000,000 are issued and outstanding;

6,000,000 Class AAA preference shares, Series G authorized, of which 4,400,000 are issued and outstanding;

8,000,000 Class AAA preference shares, Series H authorized, of which 8,000,000 are issued and outstanding;

8,000,000 Class AAA preference shares, Series J authorized, of which 8,000,000 are issued and outstanding;

8,000,000 Class AAA preference shares, Series K authorized, of which 6,000,000 are issued and outstanding;

11,500,000 Class AAA preference shares, Series L authorized, of which 11,500,000 are issued and outstanding;

11,500,000 Class AAA preference shares, Series M authorized, of which 0 are issued and outstanding;

11,000,000 Class AAA preference shares, Series N authorized, of which 11,000,000 are issued and outstanding;

11,000,000 Class AAA preference shares, Series O authorized, of which 0 are issued and outstanding;

12,000,000 Class AAA preference shares, Series P authorized, of which 12,000,000 are issued and outstanding;

12,000,000 Class AAA preference shares, Series Q authorized, of which 0 are issued and outstanding;

10,000,000 Class AAA preference shares, Series R authorized, of which 10,000,000 are issued and outstanding;

10,000,000 Class AAA preference shares, Series S authorized, of which 0 are issued and outstanding;

10,000,000 Class AAA preference shares, Series T authorized, of which 10,000,000 are issued and outstanding; and

10,000,000 Class AAA preference shares, Series U authorized, of which 0 are issued and outstanding.

1,805,489 Class AAA preference shares, Series V authorized, of which 1,805,489 are issued and outstanding.

3,816,527 Class AAA preference shares, Series W authorized, of which 3,816,527 are issued and outstanding.

300 Class AAA preference shares, Series X authorized, of which 300 are issued and outstanding.

2,847,711 Class AAA preference shares, Series Y authorized, of which 2,847,711 are issued and outstanding.

800,000 Class AAA preference shares, Series Z authorized, of which 800,000 are issued and outstanding.

There are currently no authorized Class AA preference shares, Series A, B, C or D, or Class AAA preference shares, Series A, B, C, D, F or I, as all authorized preference shares of each of these series were issued and subsequently redeemed and are no longer issuable.

Appendix C contains a summary of the material rights, privileges, restrictions and conditions attached to the Class A preference shares, the Class AA preference shares and the Class AAA preference shares, in each case as a class, and attached to the various issued and outstanding series thereof, as well as the material rights, privileges, restrictions and conditions attached to the common shares. The summary is qualified in its entirety by the full text of such attributes contained in the articles of BPO, which are available on our Web site, www.brookfieldofficeproperties.com and SEDAR, www.sedar.com.

| Brookfield Office Properties | 2014 Annual Information Form	46

Ratings

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to capital markets or raise our borrowing rates.

We are currently rated by two agencies. The following table shows the credit ratings issued by the rating agencies noted therein as at the date hereof:

	DBRS Limited (“DBRS”)	Standard & Poor’s Rating Service (“S&P”)
Corporate rating	BBB	BBB-
Corporate debt rating	BBB	BB+
Preferred shares	Pfd-3	P-3
Outlook	Stable	CreditWatch

S&P downgraded our corporate rating to BBB- from BBB during the year ended December 31, 2013 to reflect their concerns due to the pace of leasing in lower Manhattan. S&P placed our credit ratings on CreditWatch in anticipation of the Offer.

S&P’s corporate credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, an entity rated “BBB” has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the entity to meet its financial commitments. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

S&P’s Canadian preferred share ratings are on a rating scale that ranges from P-1 to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, a preferred share rated P-3 is less vulnerable in the near term than other lower-rated securities. However, it faces major ongoing uncertainties and exposure to adverse business, financial or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitments. The ratings from P-1 to P-5 may be modified by the addition of a (high), (mid) or (low) modifier to show relative standing within the major rating categories.

DBRS’ corporate credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, an entity rated “BBB” is of adequate credit quality. The capacity for payment of financial obligations is considered acceptable. The entity may be vulnerable to future events. The ratings from AA to CCC may be modified by the addition of a (high) or (low) modifier to show relative standing within the major rating categories.

DBRS’ preferred share ratings are on a rating scale that ranges from Pfd-1 to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, a preferred share rated “Pfd-3” is of adequate credit quality. While protection of dividends and principal is still considered acceptable, the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. The ratings from Pfd-2 to Pfd-5 may be modified by the addition of a (high) or (low) modifier to show relative standing within the major rating categories.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. These credit ratings are not recommendations to purchase, hold or sell our securities and do not comment as to market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. There is no assurance that the ratings will remain in effect for any given period or that a rating will not be revised or withdrawn entirely by S&P or DBRS in the future if, in its judgment, circumstances so warrant.

We have paid customary rating fees to DBRS and S&P in connection with some of the above-mentioned ratings. In addition, we have made customary payments in respect of certain other services provided to us by each of DBRS and S&P during the last two years.

| Brookfield Office Properties | 2014 Annual Information Form	47

MARKET FOR SECURITIES

Our common shares are listed on the NYSE and TSX under the symbol BPO. Our Class A preference shares, Series A and B, and Class AA preference shares, Series E are not listed on an exchange. Our Class AAA preference shares are listed on the TSX under the symbols “BPO.PR.U”, “BPO.PR.H”, “BPO.PR.J”, “BPO.PR.K”, “BPO.PR.L”, “BPO.PR.N”, “BPO.PR.P”, “BPO.PR.R”, “BPO.PR.T”, “BPO.PR.X”, “BPO.PR.W” and BPO.PR.Y”.

The following table sets forth the reported high and low trading prices and trading volumes of our common shares as reported by the TSX and NYSE from January 2013 to December 2013:

	TSX			NYSE
	Price Per Share (C$)			Price Per Share (US$)
Month	High	Low	Volume	High	Low	Volume
December	20.92	20.26	6,871,214	19.57	19.01	6,948,485
November	20.88	19.49	8,749,120	19.25	18.70	6,918,901
October	19.91	19.30	26,496,517	19.28	18.61	8,277,783
September	20.13	16.70	19,211,276	19.58	15.92	11,865,557
August	17.65	16.49	10,748,960	17.13	15.94	8,692,761
July	18.09	16.89	10,150,095	17.46	15.96	9,890,061
June	18.13	16.44	12,222,046	17.54	15.60	7,706,326
May	19.65	17.67	12,519,796	19.19	17.13	7,729,263
April	18.57	17.11	15,412,047	18.43	16.82	11,248,557
March	17.69	17.03	14,237,619	17.24	16.54	8,239,404
February	17.59	16.46	18,323,390	17.63	16.41	11,162,332
January	17.16	16.27	18,902,963	17.25	16.37	11,752,809

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series G (BPO.PR.U) as reported by the TSX from January 2013 to December 2013:

	Price Per Share (C$)
Month	High	Low	Volume
December	25.70	25.21	34,224
November	25.60	25.21	42,480
October	25.46	25.16	45,160
September	25.42	25.15	20,581
August	25.67	25.18	39,311
July	26.14	24.98	27,400
June	26.22	25.62	27,812
May	26.28	25.55	34,127
April	25.97	25.26	34,181
March	26.10	25.26	68,075
February	26.31	25.65	41,926
January	26.45	25.55	39,729

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series H (BPO.PR.H) as reported by the TSX from January 2013 to December 2013:

	Price Per Share (C$)
Month	High	Low	Volume
December	25.78	25.30	120,967
November	25.74	25.50	90,174
October	25.80	25.40	70,739
September	25.66	25.15	66,651
August	25.91	24.90	136,956
July	25.91	25.50	89,518
June	26.32	25.13	158,360
May	26.26	26.01	108,112
April	26.25	26.05	137,766
March	26.65	25.96	76,751
February	26.56	26.30	143,362
January	26.57	26.13	608,204

| Brookfield Office Properties | 2014 Annual Information Form	48

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series J (BPO.PR.J) as reported by the TSX from January 2013 to December 2013:

	Price Per Share (C$)
Month	High	Low	Volume
December	25.70	25.16	79,458
November	25.80	25.11	165,983
October	25.29	25.04	158,710
September	25.48	24.93	359,472
August	25.35	25.00	187,315
July	25.40	25.12	126,820
June	25.80	25.05	112,187
May	25.79	25.50	117,863
April	25.75	25.42	66,561
March	26.02	25.36	55,404
February	25.95	25.70	66,779
January	25.88	25.55	157,798

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series K (BPO.PR.K) as reported by the TSX from January 2013 to December 2013:

	Price Per Share (C$)
Month	High	Low	Volume
December	25.93	25.48	78,591
November	25.93	25.22	46,558
October	25.51	25.13	47,199
September	25.43	25.00	62,423
August	26.26	25.00	48,886
July	26.35	25.75	75,288
June	26.25	25.62	45,694
May	26.42	26.11	109,632
April	26.47	26.35	38,624
March	26.65	26.30	36,165
February	26.70	26.16	164,082
January	26.48	26.02	20,308

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series L (BPO.PR.L) as reported by the TSX from January 2013 to December 2013:

	Price Per Share (C$)
Month	High	Low	Volume
December	25.95	25.08	156,065
November	25.90	25.62	142,726
October	25.74	25.34	184,508
September	25.83	25.26	215,103
August	25.88	25.12	213,917
July	26.06	25.51	174,806
June	26.29	25.51	229,026
May	26.47	26.21	273,452
April	26.58	26.02	142,781
March	26.72	25.96	175,157
February	26.79	26.56	206,014
January	26.73	26.17	752,362

| Brookfield Office Properties | 2014 Annual Information Form	49

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series N (BPO.PR.N) as reported by the TSX from January 2013 to December 2013:

	Price Per Share (C$)
Month	High	Low	Volume
December	25.93	24.85	132,897
November	26.15	25.21	131,117
October	25.56	24.69	177,882
September	25.12	24.45	138,691
August	25.29	24.28	160,749
July	25.93	24.95	252,483
June	26.74	25.34	201,855
May	26.97	26.60	165,533
April	27.13	26.59	300,497
March	26.89	26.42	108,305
February	26.95	26.45	136,557
January	26.60	26.25	113,975

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series P (BPO.PR.P) as reported by the TSX from January 2013 to December 2013:

	Price Per Share (C$)
Month	High	Low	Volume
December	24.99	22.80	276,388
November	24.99	23.87	193,771
October	24.25	23.05	235,564
September	24.31	23.56	209,004
August	24.72	22.25	169,347
July	25.51	24.41	262,874
June	25.95	24.28	158,327
May	26.69	25.81	168,788
April	26.78	26.20	140,267
March	27.16	26.12	219,686
February	26.89	26.07	186,683
January	26.33	25.60	423,966

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series R (BPO.PR.R) as reported by the TSX from January 2013 to December 2013:

	Price Per Share (C$)
Month	High	Low	Volume
December	25.49	24.43	178,738
November	25.50	24.84	161,012
October	24.88	24.33	151,213
September	24.95	24.41	139,985
August	25.44	24.18	168,449
July	26.21	25.23	220,644
June	26.19	24.94	234,504
May	26.47	26.01	116,013
April	26.50	26.19	190,154
March	26.73	26.20	165,946
February	26.89	26.00	294,510
January	26.55	25.73	249,298

| Brookfield Office Properties | 2014 Annual Information Form	50

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series T (BPO.PR.T) as reported by the TSX from January 2013 to December 2013:

	Price Per Share (C$)
Month	High	Low	Volume
December	24.68	21.92	253,135
November	24.99	24.15	144,888
October	24.81	23.50	198,936
September	24.57	23.46	203,125
August	23.80	21.05	211,733
July	25.25	23.20	218,751
June	25.65	24.29	258,507
May	26.08	25.40	192,752
April	26.34	25.88	206,410
March	26.43	25.87	306,104
February	26.74	25.95	168,236
January	26.51	25.32	329,705

 The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series V (BPO.PR.X) as reported by the TSX from their issuance in May 2013 to December 2013:

	Price Per Share (C$)
Month	High	Low	Volume
December	13.76	12.96	36,150
November	13.56	13.01	20,279
October	14.20	13.49	11,283
September	14.45	14.01	12,827
August	14.70	14.00	12,645
July	14.50	14.01	7,826
June	14.80	14.40	8,550
May	14.99	14.25	7,017

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series W (BPO.PR.W) as reported by the TSX from their issuance in May 2013 to December 2013:

	Price Per Share (C$)
Month	High	Low	Volume
December	13.64	12.98	24,355
November	13.70	12.76	17,680
October	14.20	13.50	10,210
September	14.84	14.00	11,725
August	14.60	13.94	10,050
July	14.60	14.17	17,136
June	14.80	14.25	30,675
May	14.76	14.30	14,372

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series Y (BPO.PR.Y) as reported by the TSX from their issuance in May 2013 to December 2013:

	Price Per Share (C$)
Month	High	Low	Volume
December	13.86	13.55	6,000
November	14.00	13.20	7,910
October	14.49	14.00	15,275
September	14.60	14.35	38,089
August	14.67	14.21	41,400
July	14.69	14.25	46,157
June	14.79	14.01	31,480
May	14.85	14.40	33,215

| Brookfield Office Properties | 2014 Annual Information Form	51

DIRECTORS AND OFFICERS

The names, principal occupations and municipalities of residence of our directors and officers, as well as the year each director first became a director are set out below. Each director is appointed to serve until the next annual meeting of shareholders or until his or her successor is elected or appointed.

Directors

Name, municipality of residence	Director since	Principal Occupation and Five-year Occupation History

WILLIAM T. CAHILL (1)(2) Ridgefield, Connecticut, U.S.A.	2000	Mr. Cahill has been Managing Director Independent Risk at Citi Community Capital since 2002.

CHRISTIE J.B. CLARK (2)(3) Toronto, Ontario, Canada	2012	Mr. C. Clark is a corporate director. He retired from his position as the Chief Executive Officer of PricewaterhouseCoopers LLP in Canada in 2011, a position he had held since 2005.

RICHARD B. CLARK (4) Larchmont, New York, U.S.A.	2002	Mr. R. Clark has been Chairman of our Board of Directors since July 1, 2012. He was Chief Executive Officer of BPO from 2002 to 2012. Mr. Clark is currently also Senior Managing Partner and Chief Executive Officer of BAM’s global real estate group.

JACK L. COCKWELL Toronto, Ontario, Canada	1999	Mr. Cockwell has been Group Chairman of BAM since 2002.

Dennis H. Friedrich Muttontown, New York, U.S.A	2012	Mr. Friedrich was appointed Chief Executive Officer of BPO effective July 1, 2012 following a year as President and Global Chief Investment Officer, prior to which he was President and Chief Executive Officer, U.S. Commercial Operations since January 2009 and President and Chief Operating Officer, U.S. Commercial Operations since 2003.

Michael Hegarty (1)(2)(3) Briarcliff Manor, New York, U.S.A.	2010	Mr. Hegarty is a corporate director. He retired from AXA Equitable Life Insurance Company in 2001 after three years as President and Chief Operating Officer.

Brian Kingston New York, New York, U.S.A.	2013	Mr. Kingston is President and Chief Investment Officer of Brookfield Property Group and the Senior Managing Partner responsible for Brookfield’s real estate investments globally, positions he has held since December 2012. Prior to that, Mr. Kingston held leadership roles in BAM and BPO’s Australian operations since 2008.

PAUL J. MASSEY JR. (2)(4) Larchmont, New York, U.S.A.	2012	Mr. Massey has been the Chief Executive Officer of Massey Knakal Realty Services since 1988 when he co-founded that firm.

F. ALLAN MCDONALD (2)(3)(4) Elizabeth Bay, New South Wales, Australia	2011	Mr. McDonald is a corporate director. He retired in 1989 as Director of International Services, ANZ Bank. Previously, Mr. McDonald was Chairman and Managing Director of Development Finance Corporation Limited.

Robert L. Stelzl (1)(2)(3) Hamilton, Montana, U.S.A.	2005	Mr. Stelzl is a private real estate investor and investment manager. In 2003, he retired from Colony Capital, LLC, a global real estate private equity investor, after 14 years as a principal and member of the Investment Committee.

JOHN E. ZUCCOTTI New York, New York, U.S.A.	1998	Mr. Zuccotti has been Co-Chairman of our Board of Directors since 2002, Chairman of the Board of Directors of Brookfield Financial Properties, Inc. since 1996 and Senior Counsel, Weil, Gotshal and Manages LLP since 1998.
(1)	Member of the Governance and Nominating Committee
(2)	Independent director
(3)	Member of the Audit Committee
(4)	Member of the Human Resources and Compensation Committee

| Brookfield Office Properties | 2014 Annual Information Form	52

Officers

See above for description of Dennis H. Friedrich, Chief Executive Officer.

Name, municipality of residence	Position Held	Five-year Occupation History

THOMAS F. FARLEY Calgary, Alberta, Canada	President and Global Chief Operating Officer	Mr. Farley has held his present principal occupation since June 2011, prior to which he was Chief Executive Officer, Canadian Commercial Operations since January 2009 and President and Chief Operating Officer, Canadian Commercial Operations since 2002.

BRYAN K. DAVIS Rye, New York, U.S.A.	Chief Financial Officer	Mr. Davis has held his present principal occupation since 2007.

G. MARK BROWN Dobbs Ferry, New York, U.S.A.	Global Chief Investment Officer

Mr. Brown was appointed Global Chief Investment Officer in July 2012. Previously he was Head of Global Strategic Initiatives and Finance, prior to which he was Senior Vice President, Strategic Initiatives and Finance since 2005.

MITCHELL E. RUDIN Scarsdale, New York, U.S.A.	President and Chief Executive Officer, U.S. Commercial Operations	Mr. Rudin has held his present principal occupation since June 2011, prior to which he was President and Chief Executive Officer of CB Richard Ellis’ New York Tri-State Region since 2004.

T. JAN SUCHARDA Toronto, Ontario, Canada	President and Chief Executive Officer, Canadian Commercial Operations

Mr. Sucharda has held his present principal occupation since June 2011, prior to which he was President and Chief Operating Officer, Canadian Commercial Operations since August 2010, Chief Operating Officer, Canadian Commercial Operations since 2009, and Senior Vice President, Strategic Initiatives since 2006.

MARTIN JEPSON London, United Kingdom	President and Chief Operating Officer, European Commercial Operations	Mr. Jepson has held his present principal occupation since 2013, prior to which he was Senior Vice President, Developments and Investments, Europe for BPO since 2011. Prior to that he was Managing Director of the London Group for Hammerson, a leading European commercial real estate company from 2008 to 2011. Prior to joining Hammerson, Mr. Jepson served as UK Managing Director at Howard Holding from 2005 to 2008.

KURT WILKINSON Sydney, New South Wales, Australia	President and Chief Operating Officer, Australian Commercial Operations

Mr. Wilkinson has held his present principal occupation since 2012, prior to which he was Chief Operating Officer of Australian Commercial Operations since 2011 and Head of Asset Management of Australian Commercial Operations since 2009. Prior to that Mr. Wilkinson held the position of Head of Property and Chief Operating Officer at an Australian REIT from 2004 to 2009.

BRETT M. FOX Old Bethpage, New York, U.S.A.	General Counsel and Secretary	Mr. Fox has held his present principal occupation since 2003.

Michelle L. Campbell New York, New York, U.S.A.	Vice President, Counsel and Assistant Secretary	Ms. Campbell has held her present principal occupation since 2007.

MATTHEW CHERRY Rockville Centre, New York, U.S.A.	Vice President, Investor Relations and Communications	Mr. Cherry has held his present principal occupation since 2014. Prior to that he was Director, Investor Relations and Communications of BPO since 2010 and Manager of Corporate Communications of BPO since 2007.

MELISSA J. COLEY Madison, New Jersey, U.S.A.	Vice President, Investor Relations and Communications	Ms. Coley has held her present principal occupation since 2002.

P. KEITH HYDE Toronto, Ontario, Canada	Vice President, Taxation	Mr. Hyde has held his present principal occupation since 1988.

LAUREN WINSTON Hoboken, New Jersey	Vice President, Controller	Ms. Winston has held her present principal occupation since 2012, prior to which she was Assistant Controller for BPO from 2009 to 2011 and Manager from 2007 to 2009.

| Brookfield Office Properties | 2014 Annual Information Form	53

Share Ownership

As of the date hereof, the directors and executive officers of BPO own, directly or indirectly, or exercise control or direction over approximately 10,300,861 common shares, representing approximately 2.0% of the outstanding voting shares.

LEGAL PROCEEDINGS

We are occasionally named as a party in various claims and legal proceedings which arise during the normal course of our business. We review each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. Although there can be no assurance as to the resolution of any particular claim, we do not believe that the outcome of any claims or potential claims of which we are currently aware will have a material adverse effect on us.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

As of the date hereof, no director, senior officer or associate of a director or senior officer nor, to the knowledge of our directors or senior officers after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, voting securities of BPO carrying more than 10% of the voting rights attached to any class of voting securities of BPO outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of BPO or its affiliates nor do any such persons have a material interest, direct or indirect, in any proposed transaction of BPO or its affiliates.

In the normal course of our operations, we enter into various transactions on market terms with related parties, including intercompany loans, putting amounts on deposit with affiliates, acquiring insurance and leasing office space. BAM also reimburses us for a portion of the annual compensation paid to certain members of our senior management team to the extent that they devote a portion of their time to BPY or BAM’s global real estate group.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Mr. Cockwell was a director of Fraser Papers Inc. (“Fraser”) until April 29, 2009. On June 18, 2009, Fraser announced that it, together with its subsidiaries, initiated a court-supervised restructuring under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice and that they would be seeking similar relief pursuant to chapter 15 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the district of Delaware. On February 10, 2011, the Ontario Superior Court of Justice sanctioned an amended plan of compromise and arrangement under the Companies’ Creditors Arrangement Act that provided for, among other things, the sale of most of Fraser’s remaining property and the making of distributions to Fraser’s creditors.

In 2010, the New York Department of State alleged that Mr. Massey violated the New York Real Property Law for failing to ensure that three brokers working for Massey Knakal Realty Services were properly licensed as real estate brokers. In 2011, Mr. Massey paid a fine of $2,000 and the New York Department of State terminated and withdrew the matter.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Deloitte LLP (“Deloitte”) are the principal external auditors of BPO. Deloitte is an Independent Public Accounting Firm, having an address at Suite 1400, Brookfield Place Toronto, 181 Bay Street, Toronto, Ontario M5J 2V1. Deloitte is independent of BPO within the meaning of the Rules of Professional Conduct of Chartered Public Accountants Ontario and the rules and standards of the Public Company Accounting Oversight Board and the securities laws and regulations administered by the SEC.

The transfer agent and registrar for BPO’s preference shares and common shares in Canada is CST Trust Company at its principal office in Toronto, Ontario. The transfer agent and registrar for BPO’s common shares in the United States is Computershare Inc. at its principal office in Ridgefield Park, New Jersey.

AUDIT COMMITTEE INFORMATION

The Audit Committee is responsible for monitoring BPO’s systems and procedures for financial reporting, risk management and internal controls, reviewing certain public disclosure documents and monitoring the performance and independence of our internal and external auditors. The Audit Committee is also responsible for reviewing BPO’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial condition and results of operations prior to their approval by the full Board of Directors.

| Brookfield Office Properties | 2014 Annual Information Form	54

The Audit Committee charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to our Board of Directors. A copy of the charter is attached hereto as Appendix D.

The Audit Committee is comprised of four directors all of whom are independent directors: Christie J.B. Clark (Chairman), Michael Hegarty, F. Allan McDonald and Robert L. Stelzl. In addition to being independent directors under our Audit Committee charter, all members of the Audit Committee must meet an additional “independence” test under the Sarbanes-Oxley Act and National Instrument 52-110, “Audit Committees” in that their directors’ fees are the only compensation they, or their firms, receive from BPO and that they are not affiliated with and do not have a material relationship with BPO. Each member of the Audit Committee is Financially Literate and Mr. Clark is considered to be an Audit Committee Financial Expert, as these terms are defined under the applicable regulations.

Relevant Education and Experience

All of the members of the Audit Committee have acquired significant financial experience and exposure to accounting and financial issues through service as senior executive officers and directors of various public and private companies in different sectors, including the professional services and financial services industries. In these roles, the members of the Audit Committee have been involved in the supervision of a company’s accounting function, the preparation of financial statements, the assessment and oversight of the external auditors, the oversight of regulatory filings and compliance and the evaluation of internal controls over financial reporting. Messrs. C. Clark, Hegarty and McDonald have also served on the audit committees of various public and private companies. In addition, Messrs. C. Clark, Stelzl and McDonald have business-related university degrees, Mr. C. Clark is a chartered professional accountant and a fellow of the Institute of Chartered Professional Accountants of Ontario and Mr. McDonald is a fellow of the Australian Society of Certified Practicing Accountants. Details of the experience of Messrs. C. Clark, Hegarty, McDonald and Stelzl are contained in the Management Proxy Circular for our most recent annual meeting of shareholders under the heading “Business of the Meeting – Election of Directors – Director Nominees.” The collective experience and depth of knowledge represented by the members of the Audit Committee provide the committee with an understanding of the accounting principles used by BPO, including the application of estimates, accruals and provisions, that is sufficient to allow the committee to carry out its mandate.

Pre-Approval Policies and Procedures

From time to time, Deloitte also provides us with tax and other non-audit services and we maintain a policy regarding the provision of non-audit services by our external auditors. This policy, which is periodically reviewed and updated, requires consideration of whether the provision of services other than audit services is compatible with maintaining the external auditors’ independence and requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services. It also specifies a number of services that are not permitted to be provided by our external auditors, including services related to financial information systems design and implementation.

| Brookfield Office Properties | 2014 Annual Information Form	55

External Auditor Service Fees (By Category)

The following table sets forth further information on the fees billed or expected to be billed by Deloitte to BPO relating to the fiscal years ended December 31, 2013 and 2012:

Service Performed	2013(1)		2012(2)
Audit fees (3)	$4,691,472		$3,719,008	(4)
Audit related fees (5)	$4,380,938	(4)	$3,719,008
All other fees	$132,775		$15,118
Tax fees	$568,277		-
Total fees	$9,773,462		$7,453,134

(1)	All amounts are billed in Canadian dollars and have been converted to U.S. dollars at the exchange rate on December 31, 2013 of C$1.0622 for each US$1.00.
(2)	All amounts are billed in Canadian dollars and have been converted to U.S. dollars at the exchange rate on December 31, 2012 of C$0.9922 for each US$1.00.
(3)	Included in this amount are $550,744 (2012 – $589,599) relating to the audit of BOX, and for 2013, $470,721 relating to the audit of Brookfield DTLA Fund Office Trust Investor Inc., of which $329,505 are non-recurring fees.
(4)	Included in this amount is $56,487 (2012 – $105,825) relating to the audit of BPP.
(5)	Included in this amount is $3,713,224 (2012 -$3,381,375) relating to the audit of various BPO subsidiaries and $172,661 (2012 - $335,000) of non-recurring fees.

Audit fees were for professional services rendered for the audit of our consolidated financial statements as of and for the years ended December 31, 2013 and 2012 and the audit of internal control over financial reporting as of December 31, 2013 and 2012, quarterly review of the financial statements included in our quarterly reports, consents and comfort letters issued and review of filings with securities commissions.

Audit-related fees consisted of fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under “Audit fees.” Audit-related fees include fees relating to employee benefit plans, operating cost and escalation, joint venture and lender audits, as well as consultations concerning financial accounting and reporting standards.

Tax fees consist of fees for services related to tax compliance, including the preparation of tax returns and refund claims and tax planning and advice, including assistance with property tax assessment and appeals and technical advice related to income tax matters.

Other fees consist of fees for assistance with corporate and social responsibility reporting.

The Audit Committee of the Board of Directors has determined that the provision of these services is compatible with the maintenance of the independence of Deloitte.

ADDITIONAL INFORMATION

Additional information including directors’ and executive officers’ remuneration and indebtedness, the principal holders of our securities and securities authorized for issuance under equity compensation plans is set out in the Management Proxy Circular for our most recent annual meeting of shareholders. Additional financial information is also provided in the consolidated financial statements in our Annual Report for the year ended December 31, 2013. Our 2013 Annual Report also contains, in pages 15 through 64, the Management’s Discussion and Analysis of our financial condition and results of operations for the year ended December 31, 2013.

You may access other information about us, including our disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov and on our Web site at www.brookfieldofficeproperties.com.

| Brookfield Office Properties | 2014 Annual Information Form	56

APPENDIX A – SUBSIDIARIES

As of the date hereof, Brookfield Office Properties Inc. (“BPO”) beneficially owned, directly or indirectly, the percentage interest of the voting and non-voting securities of the subsidiaries listed below. Certain subsidiaries, each of which represent not more than 10% of the consolidated assets and not more than 10% of the consolidated revenues of BPO, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated revenues of BPO at the date hereof, have been omitted. Indentation indicates the voting securities are directly or indirectly owned by the subsidiary listed above.

Subsidiary	Jurisdiction of Formation	Percentage Interest			Property (including Percentage Interest if less than 100%) /Line of Business
Brookfield Properties, Inc.	Delaware	100%			REIT
Brookfield Properties 711 Polk LLC	Delaware	100%			711 Polk, Houston
1201 Louisiana Co. L.P.	Delaware	100%			1201 Louisiana St., Houston
Brookfield Properties 601 South 12th Co. LLC	Delaware	100%			601 South 12th Street, Virginia
Brookfield Properties 701 South 12th Co. LLC	Delaware	100%			701 South 12th Street, Virginia
Brookfield Properties Secaucus Co. LLC	Delaware	100%			Allied Junction, NY
Brookfield Properties W 33rd Co. L.P.	Delaware	100%			West 33rd 9th Avenue, NY
BOP West 31st Street LLC	Delaware	100%			West 31st 9th Avenue, NY
Brookfield Properties 75 State Co. LLC	Delaware	99%			75 State Street, Boston
450 Partners LLC	Delaware	100%			450 West 33rd Street, NY
Brookfield Properties Investor Corporation	Delaware	100%			REIT
BOP 650 Mass LLC	Delaware	100%			650 Massachusetts Ave. NW, Washington, D.C.
BOP 799 9th LLC	Delaware	100%			799 9th Street, NW, Washington, D.C.
BOP Bethesda Metro Center LLC	Delaware	100%			Three Bethesda Metro Center, Bethesda, MD
BOP Heritage LLC	Delaware	100%			Heritage Plaza, Houston (10%)
BOP Met Park LLC	Delaware	100%			Metropolitan Park, Seattle (50%)
Brookfield Mountain LLC	Delaware	100%			Capital Federal Parcel, Block 196 & 197, Lombardi Parcel and adjacent building, Denver
BOP One North End Landlord LLC	Delaware	100%			NYMEX Building, 1 North End, NY
BOP 685 Market LLC	Delaware	100%			685 Market Street, San Francisco
Brookfield Properties 173 Co. LLC	Delaware	100%			Block 173, Denver
BOP Republic Plaza I LLC BOP Republic Plaza II LLC	Delaware Delaware	100 100	% %	}	Republic Plaza & Tremont Garage, Denver
TRZ Holdings LLC	Delaware	84.29%			Holding Company
1200 K Street I Co.LLC 1200 K Street II Co. LLC H, B-H Associates GP LLC	Delaware Delaware California	84.29 84.29 84.29	% % %	}	1200 K Street N.W., Washington, D.C.
1250C Co. LLC	Delaware	84.29%			1250 Connecticut Avenue, Washington, D.C.
1400 K Co. LLC 1400 K Fee LLC	District of Columbia District of Columbia	84.29 84.29	% %	}	1400 K Street N.W., Washington, D.C.
2401P Co. LLC	Delaware	84.29%			2401 Pennsylvania Avenue, Washington, D.C.
1550 and 1560 Wilson Co. LLC	Delaware	84.29%			1550 & 1560 Wilson Blvd., Rosslyn, VA
One Reston Co. LLC	Delaware	84.29%			One Reston Crescent, Reston, VA
Sunrise Tech Park Co. LLC	Delaware	84.29%			Sunrise Technology Park, VA
Two Reston Co. LLC	Delaware	84.29%			Two Reston Crescent, Reston, VA
Two Ballston Plaza Co. LLC	Delaware	84.29%			Two Ballston Plaza, Arlington, VA
Bethesda Crescent (4600) Co. L.P.	Delaware	84.29%			Bethesda Crescent 4600 East-West Highway, Bethesda, MD
Bethesda Crescent (Wisconsin) Co. L.P.	Delaware	84.29%			Bethesda Crescent 7401 & 7475 Wisconsin Avenue, Bethesda, MD
Silver SM Co. LLC	Maryland	84.29%			Silver Spring Metro Plaza, Montgomery, MD
1600 Smith Co. LLC	Delaware	84.29%			Continental Center I, 1600 Smith Street, Houston
Cullen Continental II Co. L.P.	Delaware	84.29%			Continental Center II, 600 Jefferson, Houston
One Allen Center Co. LLC	Delaware	84.29%			One Allen Center, Houston
Two Allen Center Co. LLC	Delaware	84.29%			Two Allen Center, Houston
Three Allen Center Co. LLC	Delaware	84.29%			Three Allen Center, Houston
One NY Plaza Co. LLC	Delaware	84.29%			One New York Plaza, NY
1114 6th Avenue Co. LLC	Delaware	84.29%			1114 Avenue of the Americas (Grace Building), NY (49.9%)
2001 M Co. LLC	Delaware	45.6%			2001 M Street, N.W., Washington, D.C.
750 Ninth Street, LLC	Delaware	84.29%			Victor Building, Washington, D.C.

| Brookfield Office Properties | 2014 Annual Information Form	57

Subsidiary	Jurisdiction of Formation	Percentage Interest	Property (including Percentage Interest if less than 100%) /Line of Business
Marina Airport Building, Ltd.	California	84.29%	Marina Towers (North and South), Marina del Rey, CA (50%)
Brookfield Financial Properties, L.P.	Delaware	99.4%	Holding Company
Brookfield Properties One WFC Co. LLC	Delaware	99.4%	200 Liberty Street, NY
WFP Tower B Co. L.P.	New York	99.4%	225 Liberty Street, NY
BFP Tower C Co. LLC	Delaware	99.4%	200 Vesey Street, NY (51.47%)
WFP Tower D Co. L.P.	New York	99.4%	250 Vesey Street, NY
WFP Retail Co. L.P.	Delaware	99.4%	Retail space in Brookfield Place New York
BFP 300 Madison II LLC	Delaware	99.4%	300 Madison Avenue, NY
BOP 245 Park LLC	Delaware	50.7%	245 Park Avenue, NY
Brookfield Properties OLP Co. LLC	Delaware	99.4%	One Liberty Plaza, NY
BFP 1625 Eye Co. LLC	Delaware	9.94%	1625 Eye Street, Washington, D.C.
BFP 701 9th Co. LLC	Delaware	99.4%	701 9th Street, Washington, D.C.
77 K Street Tower, LLC	Delaware	49.7%	77 K Street, Washington. D.C.
BFP Potomac Tower Co. LLC	Delaware	99.4%	Potomac Tower, Arlington, VA
BOP 1801 California Street LLC	Delaware	99.4%	1801 California Street, Denver (51%)
BOP Management Inc.	Delaware	100%	Holding Company
Brookfield DTLA Holdings LLC (1)	Delaware	47.34%	Holding Company
North Tower, LLC	Delaware	47.34%	Wells Fargo Tower, Los Angeles
Maguire Properties – 350 S. Figueroa, LLC	Delaware	47.34%	350 S. Figueroa, Los Angeles
Maguire Properties – 555 W. Fifth, LLC	Delaware	47.34%	Gas Company Tower, 555 W. Fifth, Los Angeles
Maguire Properties – 355 S. Grand, LLC	Delaware	47.34%	KPMG Tower, Los Angeles
Maguire Properties – 777 Tower, LLC	Delaware	47.34%	777 Tower, Los Angeles
Maguire Properties – 755 S. Figueroa, LLC	Delaware	47.34%	755 S. Figueroa, Los Angeles
Maguire Properties – 4050 W. Metropolitan LLC	Delaware	47.34%	4050 West Metropolitan, Los Angeles
EYP Realty, LLC	Delaware	47.34%	Ernst & Young Plaza, Los Angeles
BOP FIGAT7TH LLC	Delaware	47.34%	7th at Figueroa, Los Angeles
333 South Hope Co. LLC	Delaware	47.34%	Bank of America Plaza, Los Angeles
601 Figueroa Co. LLC	Delaware	47.34%	Figueroa at Wilshire, 601 S. Figueroa, Los Angeles
BPO Properties Ltd.	Canada	100%	Holding Company
Brookfield Canada Office Properties	Ontario	40.5%	REIT
Brookfield Office Properties Canada LP	Ontario	83.3%	105 Adelaide Street West, Toronto
20-22 Front Street W., Toronto
HSBC Building, 70 York Street, Toronto
Bay-Adelaide Centre, including West below grade,
East below grade and North below grade parcels, Toronto
Exchange Tower & Lands, Toronto (50%)
Queen’s Quay Terminal & Lands, Toronto
Merivale Pad, Nepean
Bankers Court, Calgary (50%)
			Royal Centre & Lands, Vancouver
BP LP	Ontario	83.3%	Bay Wellington Tower Lands and Buffer Lands, Toronto
Brookfield Place (Wellington) Limited	Canada	83.3%	Bay-Wellington Tower Operating Lease, Toronto
Galleria Concourse Operations Inc.	Ontario	41.65%	Brookfield Place Toronto, Retail and Parking, Head Lease, Toronto
BOPC COF LP	Ontario	83.3%	Jean Edmonds Tower, Ottawa (25%) Place de Ville I, Ottawa (25%) Place de Ville II, Ottawa (25%) 2 Queen Street East, Toronto (25%) Yonge/Richmond Centre, 151 Yonge Street, Toronto (25%)
BOPC FCP LP	Ontario	83.3%	First Canadian Place, Toronto (25%) Leasehold (100%) and Freehold (50%)
BAC Retail Concourse GP	Ontario	83.3%	Bay Adelaide Centre Retail, Toronto
BPO Properties Bloor Yonge LP	Ontario	83.3%	Hudson’s Bay Centre, Toronto
Bankers Hall LP	Alberta	83.3%	Bankers Hall, Calgary (50%) Royal Bank Building, Calgary (50%)

| Brookfield Office Properties | 2014 Annual Information Form	58

Subsidiary	Jurisdiction of Formation	Percentage Interest	Property (including Percentage Interest if less than 100%) /Line of Business
Fifth Avenue LP	Alberta	83.3%	Fifth Avenue Place, Calgary (50%)
SEC LP	Alberta	83.3%	Suncor Energy Centre, Calgary (50%)
BPO Core Trust	Alberta	100%	Place de Ville III, Ottawa (25%)
BPO Properties Trust	Alberta	100%	Trust
BPO Properties Bay Adelaide LP	Ontario	100%	Bay Adelaide Centre North above ground parcel, Toronto
Bay Adelaide East LP	Ontario	100%	Bay Adelaide Centre East above ground parcel and Yonge Adelaide parcel, Toronto
Brookfield Place (Calgary) Ltd.	Alberta	100%	Brookfield Place, East Tower and Bow Parkade, Calgary
718357 Ontario Limited	Ontario	100%	Oak Ridges Farm, Co-tenancy, Richmond Hill Lands (25%) and Seaton lands (23.75%)
Brookfield Johnson Controls Canada LP	Ontario	42%	Global Facilities Management Services (49.9%)
Brookfield Residential Services Ltd.	Ontario	42%	Condominium Management Company (80%)
BOP (UK) Holdings Ltd.	Ontario	100%	Holding Company
Indirect beneficial owner of London, U.K. Properties:
Shoreditch, London
99 Bishopsgate, London
100 Bishopsgate, London
65-68 Leadenhall Street & 98 Fenchurch
Street, London
London Wall Place Development Property, London (50%)
Leadenhall Court, London
125 Old Broad Street, London
			Principal Place Commercial, Residential (50%) and Light Bar (50%)
BOPA Holdings Ltd.	Ontario	100%	Holding Company
BOPA Trust	Australia	100%	Option to purchase interest in Australian office properties:
KPMG Tower, Sydney
American Express House, Sydney
World Square Retail, Sydney
King Street Wharf Retail, Sydney
NAB House, Sydney
IAG House, Sydney
E&Y Centre, Sydney
Darling Park Complex, Sydney
Southern Cross East Tower, Melbourne
Southern Cross West Tower, Melbourne
Bourke Place Trust, Melbourne
One Shelley Street, Sydney
52 Goulburn Street, Sydney
235 St. Georges Terrace, Perth
Bank West Tower, Perth
Brookfield Place Perth
			108 St. Georges Terrace, Perth
BSREP THG AIV BPO LP	Australia	31.47%	Wynyard Properties

(1) Approximately 1/3 of our interest in Brookfield DTLA Holdings LLC is held through Brookfield Properties Investor Corporation.

| Brookfield Office Properties | 2014 Annual Information Form	59

APPENDIX B - Commercial Properties by Region as of december 31, 2013

			Assets Under management					proportionate(1)			proportionate net of Non- Controlling Interests(2)
(square feet IN THOUSANDS)	nUMBER OF Properties	oCCUPANCY	office	retail	leasable	parking & OTHER(3)	total	OWNERSHIP	leasable	total	leasable	total
CONSOLIDATED PROPERTIES
U.S. PROPERTIES
Midtown NEW YORK
300 Madison Avenue	1	100.0	1,104	30	1,134	14	1,148	100	1,134	1,148	1,128	1,142
	1	100.0	1,104	30	1,134	14	1,148	100	1,134	1,148	1,128	1,142
downtown NEW YORK
Brookfield Place
200 Liberty Street	1	89.8	1,607	52	1,659	80	1,739	100	1,659	1,739	1,649	1,729
225 Liberty Street	1	42.0	2,475	35	2,510	196	2,706	100	2,510	2,706	2,495	2,690
200 Vesey Street	1	99.6	1,246	6	1,252	2	1,254	100	1,252	1,254	1,245	1,246
250 Vesey Street	1	65.8	1,756	43	1,799	194	1,993	100	1,799	1,993	1,788	1,981
Retail and Winter Garden	—	47.9	—	162	162	6	168	100	162	168	162	167
One North End Avenue	1	95.3	498	11	509	—	509	100	509	509	509	509
One Liberty Plaza	1	99.4	2,338	8	2,346	—	2,346	100	2,346	2,346	2,332	2,332
One New York Plaza(4)	1	86.7	2,553	24	2,577	63	2,640	84	2,172	2,225	2,172	2,225
	7	78.8	12,473	341	12,814	541	13,3556	97	12,409	12,940	12,352	12,879
Washington, D.C.
701 9th Street	1	100.0	364	—	364	145	509	100	364	509	362	506
Potomac Tower	1	95.5	238	—	238	148	386	100	238	386	236	384
601 South 12th Street	1	100.0	305	—	305	179	484	100	305	484	305	484
701 South 12th Street	1	100.0	249	—	249	178	427	100	249	427	249	427
1625 Eye Street	1	96.4	376	9	385	150	535	10	38	54	38	54
77 K Street	1	100.0	321	4	325	86	411	100	325	411	323	408
650 Massachusetts Avenue	1	94.3	286	26	312	93	405	100	312	405	312	405
Three Bethesda Metro Center	1	88.5	366	2	368	457	825	100	368	825	368	825
Victor Building(4)	1	98.1	294	22	316	114	430	84	266	362	266	362
1200 K Street(4)	1	100.0	366	2	368	119	487	84	310	410	310	410
1250 Connecticut Avenue(4)	1	99.7	162	18	180	57	237	84	152	200	152	200
1400 K Street(4)	1	96.1	177	10	187	87	274	84	158	231	158	231
2001 M Street(4)	1	1.3	191	27	218	90	308	84	183	260	183	260
2401 Pennsylvania Avenue(4)	1	88.2	57	18	75	38	113	84	64	96	64	96
Bethesda Crescent(4)	3	96.3	240	22	262	148	410	84	221	346	221	346
One Reston Crescent(4)	1	100.0	185	—	185	272	457	84	156	385	156	385
Silver Spring Metro Plaza(4)	3	82.0	637	41	678	182	860	84	571	725	571	725
Sunrise Tech Park(4)	4	94.7	315	—	315	325	640	84	266	540	266	540
Two Ballston Plaza(4)	1	89.0	203	16	219	127	346	84	185	292	185	292
1550 & 1560 Wilson Boulevard(4)	2	79.1	247	33	280	164	444	84	236	374	236	374
Two Reston Crescent(4)	1	100.0	182	3	185	233	418	84	156	353	156	353
799 9th Street	1	68.5	191	11	202	55	257	100	202	257	202	257
	30	90.1	5,952	264	6,216	3,447	9,663	86	5,325	8,332	5,319	8,324
los angeles
601 Figueroa(5)	1	89.2	1,032	7	1,039	272	1,311	47	491	620	491	620
Bank of America Plaza(5)	1	92.3	1,381	24	1,405	801	2,206	47	665	1,044	665	1,044
Ernst & Young Tower(5)	1	88.7	904	330	1,234	866	2,100	47	583	993	583	993
Wells Fargo Center – North Tower(5)	1	83.2	1,324	77	1,401	15	1,416	47	663	670	663	670
Wells Fargo Center – South Tower(5)	1	86.0	1,122	3	1,125	34	1,159	47	532	548	532	548
Gas Company Tower(5)	1	71.4	1,331	14	1,345	23	1,368	47	636	647	636	647
777 Tower(5)	1	78.3	1,025	—	1,025	—	1,025	47	485	485	485	485
	7	84.1	8,119	455	8,574	2,011	10,585	47	4,055	5,007	4,055	5,007

(1)	Represents Brookfield Office Properties’ interest before considering non-controlling interest in subsidiaries, including Brookfield Financial Properties L.P. (“BFP”) of 0.6%. U.S. Office Fund and DTLA assets are presented net of non-controlling interests held by co-investors in the fund
(2)	Represents Brookfield Office Properties’ interest net of non-controlling interests described in note above
(3)	Increased parking square feet to reflect application of a consistent measurement methodology of 350 square feet per parking space
(4)	Represents U.S. Office Fund asset
(5)	Represents DTLA asset

| Brookfield Office Properties | 2014 Annual Information Form	60

			Assets Under management					proportionate(1)			proportionate net of Non- Controlling Interests(2)
(square feet IN THOUSANDS)	nUMBER OF Properties	oCCUPANCY	office	retail	leasable	parking & OTHER(3)	total	owned %	leasable	total	leasable	total
CONSOLIDATED PROPERTIES
U.S. PROPERTIES CONTINUTED
Houston
1201 Louisiana Street	1	88.5	822	10	832	62	894	100	832	894	832	894
Heritage Plaza	1	98.4	1,123	12	1,135	699	1,834	51	579	935	579	935
One Allen Center(4)	1	75.7	915	65	980	46	1,026	84	826	865	826	865
Two Allen Center(4)	1	95.7	979	7	986	59	1,045	84	831	881	831	881
Three Allen Center(4)	1	92.2	1,173	—	1,173	89	1,262	84	988	1,063	988	1,063
1600 Smith Street(4)	1	96.2	1,049	18	1,067	933	2,000	84	899	1,686	899	1,686
Continental Center II(4)	1	95.0	423	5	428	196	624	84	361	526	361	526
	7	91.7	6,484	117	6,601	2,084	8,685	79	5,316	6,850	5,316	6,850
Boston
75 State Street	1	77.2	771	25	796	236	1,032	100	796	1,032	791	1,025
	1	77.2	771	25	796	236	1,032	100	796	1,032	791	1,025
Denver
Republic Plaza	1	95.5	1,279	48	1,327	511	1,838	100	1,327	1,838	1,327	1,838
1801 California Street	1	59.3	1,316	—	1,316	581	1,897	51	671	968	671	968
	2	77.5	2,595	48	2,643	1,092	3,735	75	1,998	2,806	1,998	2,806
SEATTLE
Metropolitan Park East & West	2	89.4	696	3	699	157	856	50	349	428	349	428
	2	89.4	696	3	699	157	856	50	349	428	349	428
San francisco
685 Market Street	1	75.8	187	12	199	6	205	100	199	205	199	205
	1	75.8	187	12	199	6	205	100	199	205	199	205
Total U.S. Properties	58	84.5	38,381	1,295	36,676	9,588	49,264	79	31,581	38,748	31,507	38,666

(1)	Represents Brookfield Office Properties’ interest before considering non-controlling interest in subsidiaries, including BFP. of 0.6%. U.S. Office Fund assets are presented net of non-controlling interests held by co-investors in the fund. Brookfield Heritage Partners LLC, 1801 California Street and BOP Met Park LLC are also presented net of non-controlling interests
(2)	Represents Brookfield Office Properties’ interest net of non-controlling interests described in note above
(3)	Increased parking square feet to reflect application of a consistent measurement methodology of 350 square feet per parking space
(4)	Represents U.S. Office Fund asset

			Assets under management					proportionate(1)			proportionate net of Non- Controlling Interests(2)
(square feet IN THOUSANDS)	nUMBER OF Properties	oCCUPANCY	office	retail	leasable	parking & OTHER(3)	total	owned %	leasable	total	leasable	total
CONSOLIDATED PROPERTIES
Canadian Properties
toronto
Brookfield Place
Bay Wellington Tower	1	98.4	1,297	44	1,341	68	1,409	100	1,341	1,409	1,113	1,170
Retail and Parking	1	96.4	—	52	52	503	555	56	26	308	22	257
22 Front Street	1	100.0	137	7	144	2	146	100	144	146	120	121
Exchange Tower	1	91.0	962	68	1,030	203	1,233	50	515	617	433	518
105 Adelaide	1	88.7	177	7	184	32	216	100	184	216	152	179
Hudson’s Bay Centre	1	97.2	533	212	745	175	920	100	745	920	618	764
Queen’s Quay Terminal	1	97.9	429	55	484	27	511	100	484	511	402	424
HSBC Building	1	99.9	194	—	194	34	228	100	194	228	161	190
First Canadian Place(4)	1	90.4	2,380	241	2,621	215	2,836	25	655	709	550	596
Bay Adelaide West	1	97.2	1,156	35	1,191	408	1,599	100	1,191	1,599	989	1,328
151 Yonge Street(4)	1	82.1	289	11	300	113	413	25	75	103	63	87
2 Queen Street East(4)	1	100.0	448	16	464	71	535	25	116	134	97	112
	12	94.2	8,002	748	8,750	1,851	10,601	65	5,670	6,900	4,720	5,746
calgary
Bankers Hall	3	99.7	1,939	223	2,162	482	2,644	50	1,081	1,322	908	1,111
Bankers Court	1	100.0	257	7	264	70	334	50	132	167	111	140
Suncor Energy Centre	2	99.7	1,706	26	1,732	348	2,080	50	866	1,040	727	874
Fifth Avenue Place	2	99.3	1,428	49	1,477	294	1,771	50	739	886	620	744
	8	99.6	5,330	305	5,635	1,194	6,829	50	2,818	3,415	2,366	2,869
ottawa
Place de Ville I(4)	2	98.0	571	11	582	365	947	25	146	237	122	199
Place de Ville II(4)	2	91.4	598	12	610	329	939	25	153	235	128	197
Jean Edmonds Towers(4)	2	100.0	542	10	552	110	662	25	138	166	116	139
	6	96.3	1,711	33	1,744	804	2,548	25	437	638	366	535
VANCOUVER
Royal Centre	1	87.8	488	94	582	258	840	100	582	840	483	697
	1	87.8	488	94	582	258	840	100	582	840	483	697
OTHER
Other	1	100.0	—	3	3	—	3	100	3	3	2	2
	1	100.0	—	3	3	—	3	100	3	3	2	2
Total Canadian Properties	28	96.0	15,531	1,183	16,714	4,107	20,821	57	9,510	11,796	7,937	9,849

(1)	Represents Brookfield Office Properties’ interest before considering non-controlling interest in subsidiaries, including Brookfield Canada Office Properties of 16.7%
(2)	Represents Brookfield Office Properties’ interest net of non-controlling interests described in note above
(3)	Increased parking square feet to reflect application of a consistent measurement methodology of 350 square feet per parking space
(4)	Represents Canadian Office Fund asset

| Brookfield Office Properties | 2014 Annual Information Form	61

			assets under management					proportionate(1)			proportionate net of Non- Controlling Interests(2)
(square feet IN THOUSANDS)	nUMBER OF Properties	oCCUPANCY	office	retail	leasable	parking & OTHER(3)	total	owned %	leasable	total	leasable	total
CONSOLIDATED PROPERTIES
Australian Properties
sydney
One Shelley Street	1	100.0	330	25	355	37	392	100	355	392	355	392
KPMG Tower	1	100.0	299	4	303	15	318	50	151	159	151	159
American Express House(4)	1	100.0	156	5	161	10	171	100	161	171	129	137
World Square Retail	2	95.9	—	176	176	77	253	50	88	126	88	126
52 Goulburn Street	1	100.0	247	1	248	29	277	50	124	139	124	139
King Street Wharf Retail	1	95.4	—	61	61	—	61	100	61	61	61	61
	7	99.2	1,032	272	1,304	168	1,472	71	940	1,048	908	1,014
melbourne
Southern Cross East Tower(4)	1	100.0	839	19	858	133	991	100	858	991	816	942
Southern Cross West Tower(4)	1	100.0	495	14	509	—	509	100	509	509	459	459
	2	100.0	1,334	33	1,367	133	1,500	100	1,367	1,500	1,275	1,401
Perth
235 St Georges Terrace	1	100.0	192	—	192	14	206	50	96	103	96	103
108 St Georges Terrace(4)	1	98.7	405	15	420	17	437	50	210	218	168	175
Brookfield Place	1	100.0	834	90	924	29	953	100	924	953	924	953
	3	99.6	1,431	105	1,536	60	1,596	80	1,230	1,274	1,188	1,231
Total Australian Properties	12	99.7	3,797	410	4,207	361	4,568	84	3,537	3,822	3,371	3,646

(1)	Represents Brookfield Office Properties’ interest before considering non-controlling interest in subsidiaries, including Brookfield Prime Property Fund (“Prime”) of 19.5%
(2)	Represents Brookfield Office Properties’ interest net of non-controlling interests described in note above
(3)	Increased parking square feet to reflect application of a consistent measurement methodology of 350 square feet per parking space
(4)	Represents Prime asset

			Assets Under management					proportionate(1)			proportionate net of Non- Controlling Interests(2)
(square feet IN THOUSANDS)	nUMBER OF Properties	oCCUPANCY	office	retail	leasable	parking & OTHER(3)	total	owned %	leasable	total	leasable	total
CONSOLIDATED PROPERTIES
U.K. PROPERTIES
LONDON
99 Bishopsgate	1	82.7	331	6	337	2	339	100	337	339	337	339
Shoreditch	1	82.2	22	1	23	2	25	100	23	25	23	25
125 Old Broad Street	1	98.2	311	8	319	10	329	100	319	329	319	329
Leadenhall Court	1	100.0	109	—	109	—	109	100	109	109	109	109
Total U.K. Properties	4	91.4	773	15	788	14	802	100	788	802	788	802

TOTAL CONSOLIDATED PROPERTIES	102	88.8	58,482	2,903	61,385	14,070	75,455	73	45,416	55,168	43,603	52,963

(1)	Reflects Brookfield Office Properties’ interest before considering non-controlling interest in subsidiaries
(2)	Reflects Brookfield Office Properties’ interest net of non-controlling interests described in note above
(3)	Increased parking square feet to reflect application of a consistent measurement methodology of 350 square feet per parking space

			Assets Under management					proportionate(1)			proportionate net of Non- Controlling Interests(2)
(square feet IN THOUSANDS)	nUMBER OF Properties	oCCUPANCY	office	retail	leasable	parking & OTHER(3)	total	owned %	leasable	total	leasable	total
JOINTLY CONTROLLED INTERESTS
Midtown NEW YORK
245 Park Avenue	1	93.5	1,719	68	1,787	—	1,787	51	911	911	906	906
450 West 33rd Street	1	77.0	1,684	81	1,765	27	1,792	75	1,324	1,344	1,324	1,344
The Grace Building(4)	1	91.2	1,531	26	1,557	65	1,622	42	656	684	656	684
los angeles
Marina Towers(4)	2	93.3	356	15	371	389	760	42	156	320	156	320
sydney
NAB House	1	82.0	424	6	430	31	461	25	108	115	108	115
IAG House	1	100.0	382	35	417	11	428	50	209	214	209	214
E&Y Centre(5)	1	96.5	731	1	732	55	787	50	366	394	293	316
Darling Park Complex	3	99.1	1,098	112	1,210	119	1,329	30	363	399	363	399
melbourne
Bourke Place Trust	1	98.2	679	26	705	106	811	43	303	349	303	349
TOTAL JOINTLY CONTROLLED INTERESTS	12	91.0	8,604	370	8,974	803	9,777	48	4,396	4,730	4,318	4,647

TOTAL	114	89.1	67,086	3,273	70,359	14,873	85,232	70	49,812	59,898	47,921	57,610

(1)	Represents Brookfield Office Properties’ interest before considering non-controlling interest in subsidiaries, including BFP of 0.6% and Prime of 19.5%. U.S. Office Fund assets are presented net of non-controlling interests held by co-investors in the fund
(2)	Reflects Brookfield Office Properties’ interest net of non-controlling interests described in note above
(3)	Increased parking square feet to reflect application of a consistent measurement methodology of 350 square feet per parking space
(4)	Represents U.S. Office Fund asset
(5)	Represents Prime asset

| Brookfield Office Properties | 2014 Annual Information Form	62

APPENDIX C - Summary of Terms and Conditions of Authorized Securities

Class A Preference Shares

Provisions of Class A Preference Shares

Issuance in Series

The Class A preference shares consist of two series only, Series A and Series B, and no other series may be designated. Each of the series of the Class A preference shares are subject to the Class provisions of the Class A preference shares. Pursuant to the Canada Business Corporations Act, each series of Class A preference shares participates rateably with every other series of Class A preference shares in respect of accumulated dividends and return of capital.

Dividends

The holders of Class A preference shares are entitled to receive, as and when declared by the directors of BPO, cumulative preferential dividends payable in half-yearly installments on March 15 and September 15 in each year to shareholders of record on March 1 and September 1, respectively. Accrued and unpaid dividends are paid in priority to dividends on any other shares of BPO, and no dividends are declared or paid or set apart for any such other shares unless all accrued cumulative dividends on all Class A preference shares then issued and outstanding have been declared and paid or provided for at the date of such declaration or payment or setting apart.

Redemption

The Corporation may redeem all, or from time to time any part, of the outstanding Class A preference shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$1.11111 per share together with all accrued and unpaid cumulative dividends thereon. Notice of redemption must be given by BPO at least 30 days before the date specified for redemption.

Repurchase

The Corporation may at any time, and from time to time, purchase the whole or any part of the Class A preference shares outstanding in the open market or by invitation for tenders to all holders of record of the Class A preference shares outstanding, in accordance with the procedures set out in the share conditions for the Class A preference shares as a class. The Corporation has undertaken to purchase or cause to be purchased (if obtainable) in the open market 40,000 Class A preference shares in each fiscal year at a price of C$1.11111 per share, together with costs of purchase and all accrued and unpaid cumulative dividends.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or other distribution of its assets among shareholders by way of return of capital, the holders of the Class A preference shares are entitled to receive an amount equal to C$1.11111 per share, together with all accrued and unpaid cumulative dividends in priority to any distribution to the holders of Common Shares or any shares of any other class ranking junior to the Class A preference shares, including the Class AA and Class AAA preference shares and such holders are not entitled to share any further in the distribution of the property or assets of BPO.

Voting

The holders of Class A preference shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes shall be entitled to one vote for each Class A preference share held, except in respect of the election of directors, where cumulative voting will apply in the same manner as for the Common Shares.

Specific Provisions of Class A Preference Shares, Series A

Dividends

The holders of Class A preference shares, Series A, are each entitled to receive fixed preferential cumulative cash dividends at the rate of 7½% per annum on the amount paid thereon.

| Brookfield Office Properties | 2014 Annual Information Form	63

Specific Provisions of Class A Preference Shares, Series B

Dividends

The holders of Class A preference shares, Series B, are each entitled to receive fixed preferential cumulative cash dividends at the rate of 7½% per annum on the amount paid thereon.

Class AA Preference Shares

Provisions of Class AA Preference Shares

Issuance in Series

The Class AA preference shares may be issued at any time, or from time to time, in one or more series. The board of directors of BPO will fix the provisions attached to each series from time to time before issuance. Each of the series of the Class AA preference shares are subject to the provisions of the Class AA preference shares.

Priority

The preferences, priorities and rights attaching to the Class AA preference shares are subject and subordinate to those attaching to the Class A preference shares. The Class AA preference shares of each series rank on a parity with the Class AA preference shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of BPO or any other distribution of the assets of BPO among its shareholders for the purpose of winding up its affairs. Furthermore, pursuant to the Canada Business Corporations Act, each series of Class AA preference shares participates ratably with every other series of Class AA preference shares in respect of accumulated dividends and return of capital.

Redemption

Subject to the terms of the Class A preference shares and to the provisions relating to any particular series of Class AA preference shares, BPO may redeem outstanding Class AA preference shares, at a redemption price for each of the Class AA preference shares so redeemed as may have been fixed for that purpose in respect of each series prior to the sale and allotment of any Class AA preference shares of that series, plus an amount equal to all accrued but unpaid preferential dividends. Notice of redemption must be given by BPO at least 30 days before the date specified for redemption.

Repurchase

Subject to the terms of the Class A preference shares and to the provisions relating to any particular series of Class AA preference shares, BPO may at any time and from time to time purchase the whole or any part of the Class AA preference shares outstanding in the open market or by invitation for tenders to all holders of record of the Class AA preference shares outstanding, in accordance with the procedures set out in the share conditions for the Class AA preference shares as a class.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among shareholders for the purpose of winding up its affairs, the holders of the Class AA preference shares are, subject to the terms of the Class A preference shares, entitled to receive the amount paid on such shares, together with all accrued and unpaid dividends in priority to any distribution to the holders of Common Shares or any shares of any other Class ranking junior to the Class AA preference shares, including the Class AAA preference shares, and such holder is not entitled to share any further in the distribution of the property and assets of BPO.

Dividends

The holders of Class AA preference shares are each entitled to receive, as and when declared by the directors of BPO, fixed cumulative preferential cash dividends.

Voting

Subject to applicable corporate law, the holders of the Class AA preference shares are not entitled to receive notice of, to attend or to vote at any meeting of shareholders of BPO, unless and until BPO from time to time has failed to pay in the aggregate, eight quarterly dividends on any one series of Class AA preference shares and then only as long as such dividends remain in arrears, in which case the holders of Class AA preference shares will be entitled to receive notice of and to attend all meetings of shareholders of BPO and are entitled to one vote for every Class AA preference share held.

| Brookfield Office Properties | 2014 Annual Information Form	64

Specific Provisions of the Class AA Preference Shares, Series E

Dividends

Subject to the prior rights of holders of the Class A preference shares and any other shares ranking senior to the Class AA preference shares, the holders of the Class AA preference shares, Series E (the “Class AA, Series E Shares”) are each entitled to receive, as and when declared by the directors of BPO, cumulative preferential cash dividends in an amount per share per annum equal to 70% of the “Average Prime Rate” (as defined in the share conditions for the Class AA, Series E Shares), payable quarterly on the last day of each of the months of March, June, September and December, as and when declared by the board of directors of BPO.

Redemption

The Corporation may redeem at any time all, or from time to time any part, of the then outstanding Class AA, Series E Shares, on payment for each share to be redeemed of an amount equal to C$25.00 per share, together with all accrued and unpaid dividends thereon up to the date fixed for redemption. Notice of redemption must be given by BPO not less than 30 days and not more than 60 days before the date specified for redemption.

Purchase for Cancellation

The Corporation may at any time, or from time to time, purchase for cancellation all or any part of the outstanding Class AA, Series E Shares in the open market or by invitation for tenders to all holders of record of the Class AA, Series E Shares in accordance with the procedures set out in the share conditions for the Class AA, Series E Shares.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or in the event of any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of Class AA, Series E Shares are entitled to receive an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends thereon up to the date of payment, before any amount can be paid or assets of BPO distributed to the holders of any other shares of BPO ranking as to capital junior to the Class AA, Series E Shares. After such payment, the holders of the Class AA, Series E Shares are not entitled to share in any further distribution of the assets of BPO.

Voting

Subject to applicable corporate law and the provisions attaching to the Class AA preference shares as a class, the holders of Class AA, Series E Shares are not entitled to receive notice of, to attend or to vote at, any meetings of shareholders of BPO.

Class AAA Preference Shares

Provisions of Class AAA Preference Shares

Issuance in Series

The directors may from time to time issue Class AAA preference shares in one or more series, each series to consist of such number of shares as will before issuance thereof be fixed by the directors who will at the same time determine the designation, rights, privileges, restrictions and conditions attaching to that series of Class AAA preference shares. Each of the series of the Class AAA preference shares are subject to the provisions of the Class AAA preference shares.

Priority

The Class AAA preference shares rank junior to the Class A preference shares and the Class AA preference shares as to the payment of dividends and return of capital in the event of liquidation, dissolution or winding up of BPO. The Class AAA preference shares rank senior to the Common Shares and all other shares ranking junior to the Class AAA preference shares. The Class AAA preference shares are subject to the provisions of the Class A preference shares and to the Class AA preference shares. Pursuant to the Canada Business Corporations Act, each series of Class AAA preference shares participates rateably with every other series of Class AAA preference shares in respect of accumulated dividends and return of capital.

| Brookfield Office Properties | 2014 Annual Information Form	65

Voting

Subject to applicable corporate law, the holders of the Class AAA preference shares or of a series thereof are not entitled as holders of that Class or series to receive notice of, to attend or to vote at any meeting of the shareholders of BPO. Notwithstanding the foregoing, votes may be granted to a series of Class AAA preference shares when dividends are in arrears on any one or more series, in accordance with the applicable series provisions.

Approval

The approval of the holders of the Class AAA preference shares of any matters to be approved by a separate vote of the holders of the Class AAA preference shares may be given by special resolution in accordance with the share conditions for the Class AAA preference shares.

Specific Provisions of Class AAA Preference Shares, Series E

The Class AAA Preference Shares, Series E (the “Class AAA, Series E Shares”) are accounted for by BPO as debt, in accordance with IFRS.

Dividends

The holders of the Class AAA, Series E Shares are entitled to receive, as and when declared by the directors of BPO, cumulative preferential cash dividends in an amount per share per annum equal to the product of C$25.00 and 70% of the “Average Prime Rate” (as defined in the share conditions for the Class AAA, Series E Shares), payable quarterly on the last day of March, June, September and December in each year.

Redemption

Subject to the terms of any shares of BPO ranking prior to the Class AAA, Series E Shares, BPO may redeem at any time all, or from time to time any part, of the then outstanding Class AAA, Series E Shares on payment for each share to be redeemed of an amount equal to C$25.00, together with an amount equal to all dividends accrued and unpaid thereon up to the redemption date. Notice of redemption must be given by BPO at least 30 days before the date specified for redemption.

Retraction

Subject to the restrictions imposed by applicable law, the Class AAA, Series E Shares may be tendered at any time for retraction at a price equal to C$25.00 per share, together with an amount equal to all dividends accrued and unpaid thereon up to the date of retraction. Written notice of retraction must be given by the holder to BPO at least 10 days prior to the date specified for retraction.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series E Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all dividends accrued and unpaid thereon up to the date of payment. After such payment, the holders of Class AAA, Series E Shares will not be entitled to share in any further distribution of the assets of BPO.

Amendment

The provisions of the Class AAA, Series E Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series E Shares by special resolution, given in accordance with the share provisions for the Class AAA, Series E Shares, in addition to any vote or authorization required by law.

Specific Provisions of the Class AAA Preference Shares, Series G

Dividends

The holders of the Class AAA Preference Shares, Series G (the “Class AAA, Series G Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of BPO, in an amount equal to $1.3125 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by BPO), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series G Shares are not redeemable before June 30, 2011. On or after that date, subject to the terms of any shares of BPO ranking prior to the Class AAA, Series G Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series G — Restrictions on Dividends and Retirement and Issue of Shares”, BPO may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series G Shares, by the payment of an amount in cash for each such share so redeemed of $26.00 if redeemed before June 30, 2012, of $25.67 if redeemed on or after June 30, 2012 but before June 30, 2013, of $25.33 if redeemed on or after June 30, 2013 but before June 30, 2014, and of $25.00 thereafter, plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BPO).

| Brookfield Office Properties | 2014 Annual Information Form	66

Conversion at the Option of BPO

The Class AAA, Series G Shares are not convertible at the option of BPO prior to June 30, 2011. On or after this date, BPO may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series G Shares into that number of freely tradeable Common Shares determined (per Class AAA, Series G Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the weighted average trading price of the Common Shares on the NYSE (or, if the Common Shares do not trade on the NYSE on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series G Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series G Shares, but in lieu thereof BPO will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and the rights of BPO described below, on and after September 30, 2015, each Class AAA, Series G Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing $25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series G Shares, but in lieu thereof BPO will make cash payments.

Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series G — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, BPO may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series G Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series G Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series G Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series G Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of $25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series G Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series G — Restrictions on Dividends and Retirement and Issue of Shares”, BPO may at any time purchase for cancellation the whole or any part of the Class AAA, Series G Shares at the lowest price or prices at which in the opinion of the board of directors of BPO such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series G Shares will be entitled to payment of an amount equal to $25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by BPO), before any amount is paid or any assets of BPO are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series G Shares. The holders of the Class AAA, Series G Shares will not be entitled to share in any further distribution of the assets of BPO.

| Brookfield Office Properties | 2014 Annual Information Form	67

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series G Shares are outstanding, BPO will not, without the approval of the holders of the Class AAA, Series G Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series G Shares) on shares of BPO ranking as to dividends junior to the Class AAA, Series G Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of BPO ranking as to return of capital and dividends junior to the Class AAA, Series G Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BPO ranking as to capital junior to the Class AAA, Series G Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series G Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series G Shares; or

(v)	issue any additional Class AAA, Series G Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series G Shares,

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series G Shares and on all other shares of BPO ranking prior to or on a parity with the Class AAA, Series G Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Amendment

The provisions of the Class AAA, Series G Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series G Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series G Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series G Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series G Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of BPO unless and until BPO shall have failed to pay eight quarterly dividends on the Class AAA, Series G Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of BPO properly applicable to the payment of dividends on Class AAA, Series G Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series G Shares will be entitled to receive notice of and to attend each meeting of shareholders of BPO other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series G Share held.

Specific Provisions of the Class AAA Preference Shares, Series H

Dividends

The holders of the Class AAA Preference Shares, Series H (the “Class AAA, Series H Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of BPO, in an amount equal to C$1.4375 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by BPO), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series H Shares are not redeemable before December 31, 2011. On or after that date, subject to the terms of any shares of BPO ranking prior to the Class AAA, Series H Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series H — Restrictions on Dividends and Retirement and Issue of Shares”, BPO may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series H Shares, by the payment of an amount in cash for each such share so redeemed of C$26.00 if redeemed before December 31, 2012, of C$25.67 if redeemed on or after December 31, 2012 but before December 31, 2013, of C$25.33 if redeemed on or after December 31, 2013 but before December 31, 2014, and of C$25.00 thereafter, plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BPO).

| Brookfield Office Properties | 2014 Annual Information Form	68

Conversion at the Option of BPO

The Class AAA, Series H Shares are not convertible at the option of BPO prior to December 31, 2011. On or after this date, BPO may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series H Shares into that number of freely tradeable Common Shares determined (per Class AAA, Series H Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series H Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series H Shares, but in lieu thereof BPO will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and the rights of BPO described below, on and after December 31, 2015, each Class AAA, Series H Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series H Shares, but in lieu thereof BPO will make cash payments.

Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series H — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, BPO may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series H Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series H Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series H Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series H Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series H Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series H — Restrictions on Dividends and Retirement and Issue of Shares”, BPO may at any time purchase for cancellation the whole or any part of the Class AAA, Series H Shares at the lowest price or prices at which in the opinion of the board of directors of BPO such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series H Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by BPO), before any amount is paid or any assets of BPO are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series H Shares. The holders of the Class AAA, Series H Shares will not be entitled to share in any further distribution of the assets of BPO.

| Brookfield Office Properties | 2014 Annual Information Form	69

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series H Shares are outstanding, BPO will not, without the approval of the holders of the Class AAA, Series H Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series H Shares) on shares of BPO ranking as to dividends junior to the Class AAA, Series H Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of BPO ranking as to return of capital and dividends junior to the Class AAA, Series H Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BPO ranking as to capital junior to the Class AAA, Series H Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series H Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series H Shares; or

(v)	issue any additional Class AAA, Series H Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series H Shares,

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series H Shares and on all other shares of BPO ranking prior to or on a parity with the Class AAA, Series H Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Amendment

The provisions of the Class AAA, Series H Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series H Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series H Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series H Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series H Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of BPO unless and until BPO shall have failed to pay eight quarterly dividends on the Class AAA, Series H Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of BPO properly applicable to the payment of dividends on Class AAA, Series H Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series H Shares will be entitled to receive notice of and to attend each meeting of shareholders of BPO other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series H Share held.

Specific Provisions of the Class AAA Preference Shares, Series J

Dividends

The holders of the Class AAA Preference Shares, Series J (the “Class AAA, Series J Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of BPO, in an amount equal to C$1.25 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by BPO), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series J Shares are not redeemable before June 30, 2010. On or after that date, subject to the terms of any shares of BPO ranking prior to the Class AAA, Series J Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series J — Restrictions on Dividends and Retirement and Issue of Shares”, BPO may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series J Shares, by the payment of an amount in cash for each such share so redeemed of C$26.00 if redeemed before June 30, 2011, of C$25.75 if redeemed on or after June 30, 2011 but before June 30, 2012, at C$25.50 if redeemed on or after June 30, 2012, but before June 30, 2013, C$25.25 if redeemed on or after June 30, 2013, but before June 30, 2014, and of C$25.00 thereafter, plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BPO).

| Brookfield Office Properties | 2014 Annual Information Form	70

Conversion at the Option of BPO

The Class AAA, Series J Shares are not convertible at the option of BPO prior to June 30, 2010. On or after this date, BPO may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series J Shares into that number of freely tradeable Common Shares determined (per Class AAA, Series J Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series J Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series J Shares, but in lieu thereof BPO will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and the rights of BPO described below, on and after December 31, 2014, each Class AAA, Series J Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series J Shares, but in lieu thereof BPO will make cash payments.

Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series J — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, BPO may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series J Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series J Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series J Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series J Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series J Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series J — Restrictions on Dividends and Retirement and Issue of Shares”, BPO may at any time purchase for cancellation the whole or any part of the Class AAA, Series J Shares at the lowest price or prices at which in the opinion of the board of directors of BPO such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series J Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by BPO), before any amount is paid or any assets of BPO are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series J Shares. The holders of the Class AAA, Series J Shares will not be entitled to share in any further distribution of the assets of BPO.

| Brookfield Office Properties | 2014 Annual Information Form	71

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series J Shares are outstanding, BPO will not, without the approval of the holders of the Class AAA, Series J Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series J Shares) on shares of BPO ranking as to dividends junior to the Class AAA, Series J Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of BPO ranking as to return of capital and dividends junior to the Class AAA, Series J Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BPO ranking as to capital junior to the Class AAA, Series J Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series J Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series J Shares; or

(v)	issue any additional Class AAA, Series J Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series J Shares,

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series J Shares and on all other shares of BPO ranking prior to or on a parity with the Class AAA, Series J Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Amendment

The provisions of the Class AAA, Series J Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series J Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series J Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series J Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series J Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of BPO unless and until BPO shall have failed to pay eight quarterly dividends on the Class AAA, Series J Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of BPO properly applicable to the payment of dividends on Class AAA, Series J Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series J Shares will be entitled to receive notice of and to attend each meeting of shareholders of BPO other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series J Share held.

Specific Provisions of the Class AAA Preference Shares, Series K

Dividends

The holders of the Class AAA Preference Shares, Series K (the “Class AAA, Series K Shares”) are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of BPO, in an amount equal to C$1.30 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by BPO), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series K Shares are not redeemable before December 31, 2012. On or after that date, subject to the terms of any shares of BPO ranking prior to the Class AAA, Series K Shares, to applicable law and to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series K — Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series K Shares, by the payment of an amount in cash for each such share so redeemed of C$26.00 if redeemed before December 31, 2013, of C$25.67 if redeemed on or after December 31, 2013 but before December 31, 2014, at C$25.33 if redeemed on or after December 31, 2014, but before December 31, 2015, and of C$25.00 thereafter plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BPO).

| Brookfield Office Properties | 2014 Annual Information Form	72

Conversion at the Option of BPO

The Class AAA, Series K Shares are not convertible at the option of BPO prior to December 31, 2012. On or after this date, BPO may, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series K Shares into that number of freely tradeable Common Shares determined (per Series K Preference Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series K Shares, the ‘‘Current Market Price’’). Fractional Common Shares will not be issued on any conversion of Class AAA, Series K Shares, but in lieu thereof BPO will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and the rights of BPO described below, on and after December 31, 2016, each Series K Preference Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series K Shares, but in lieu thereof BPO will make cash payments.

Subject to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series K — Restrictions on Dividends and Retirement and Issue of Shares’’ as applicable, BPO may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series K Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series K Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series K Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series K Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series K Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series K — Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may at any time purchase for cancellation the whole or any part of the Class AAA, Series K Shares at the lowest price or prices at which in the opinion of the board of directors of BPO such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series K Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by BPO), before any amount is paid or any assets of BPO are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series K Shares. The holders of the Class AAA, Series K Shares will not be entitled to share in any further distribution of the assets of BPO.

| Brookfield Office Properties | 2014 Annual Information Form	73

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series K Shares are outstanding, BPO will not, without the approval of the holders of the Class AAA, Series K Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series K Shares) on shares of BPO ranking as to dividends junior to the Class AAA, Series K Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of BPO ranking as to return of capital and dividends junior to the Class AAA, Series K Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BPO ranking as to capital junior to the Class AAA, Series K Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series K Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series K Shares; or

(v)	issue any additional Class AAA, Series K Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series K Shares,

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series K Shares and on all other shares of BPO ranking prior to or on a parity with the Class AAA, Series K Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Amendment

The provisions of the Class AAA, Series K Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series K Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series K Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series K Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series K Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of BPO unless and until BPO shall have failed to pay eight quarterly dividends on the Class AAA, Series K Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of BPO properly applicable to the payment of dividends on Series K Preference Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series K Shares will be entitled to receive notice of and to attend each meeting of shareholders of BPO other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Series K Preference Share held.

Specific Provisions of the Class AAA Preference Shares, Series L

Dividends

The holders of the Class AAA Preference Shares, Series L (the “Class AAA, Series L Shares”) are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of BPO, in an amount equal to C$1.6875 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by BPO), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series L Shares are not redeemable before September 30, 2014. On or after that date, subject to the terms of any shares of BPO ranking prior to the Class AAA, Series L Shares, to applicable law and to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series L – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series L Shares, by the payment of an amount in cash for each such share so redeemed of C$25.00 together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BPO), on not less than 30 days written notice.

| Brookfield Office Properties | 2014 Annual Information Form	74

Conversion at the Option of the Holder

Subject to applicable law and the provisions of the Class AAA, Series L Shares, on and after September 30, 2014 and every five years thereafter, the holders of each Class AAA, Series L Share will have the right, at their option, to convert all or any part of the outstanding Class AAA, Series L Share into Class AAA Preference Shares, Series M on the basis of one (1) Class AAA Preference Share, Series M for each Class AAA, Series L Share, on not less than 30 days written notice.

Purchase for Cancellation

Subject to applicable law and the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series L – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may at any time purchase for cancellation the whole or any part of the Class AAA, Series L Shares at the lowest price or prices at which in the opinion of the board of directors of BPO such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series L Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by BPO), before any amount is paid or any assets of BPO are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series L Shares. The holders of the Class AAA, Series L Shares will not be entitled to share in any further distribution of the assets of BPO.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series L Shares are outstanding, BPO will not, without the approval of the holders of the Class AAA, Series L Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series L Shares) on shares of BPO ranking as to dividends junior to the Class AAA, Series L Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of BPO ranking as to return of capital and dividends junior to the Class AAA, Series L Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BPO ranking as to capital junior to the Class AAA, Series L Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series L Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series L Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series L Shares and on all other shares of BPO ranking prior to or on a parity with the Class AAA, Series L Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Modifications

The provisions of the Class AAA, Series L Shares may be repealed, altered, modified or amended from time to time with such prior approval of the holders of the Class AAA, Series L Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series L Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series L Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series L Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of BPO unless and until BPO shall have failed to pay eight quarterly dividends on the Class AAA, Series L Shares, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series L Shares will be entitled to receive notice of and to attend each meeting of shareholders of BPO other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Series L Preference Share held.

| Brookfield Office Properties | 2014 Annual Information Form	75

Specific Provisions of the Class AAA Preference Shares, Series M

Dividends

The holders of the Class AAA Preference Shares, Series M (the “Class AAA, Series M Shares”) are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of BPO, in an amount per share equal to the sum of the 3-month Government of Canada Treasury Bill Rate (on the 30th day prior to the 1st day of each of April, July, October and January in each year) plus 4.17% calculated on the basis of the actual number of days elapsed in the period divided by 365, then multiplied by C$25.00, accruing daily from the date of issue (less any tax required to be deducted and withheld by BPO), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series M Shares are not redeemable before September 30, 2014. On or after that date, subject to the terms of any shares of BPO ranking prior to the Class AAA, Series M Shares, to applicable law and to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series M – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series M Shares, by the payment of an amount in cash for each such share so redeemed equal to (i) C$25.00 in the case of redemptions on September 30, 2019 and on September 30 every 5 years thereafter or (ii) C$25.50 on any date after September 30, 2014, in each case including all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BPO), on not less than 30 days’ written notice.

Conversion at the Option of the Holder

Subject to applicable law and the provisions of the Class AAA, Series M Shares, on and after September 30, 2014 and every five years thereafter, the holders of each Class AAA, Series M Share will have the right, at their option, to convert all or any part of the outstanding Class AAA, Series M Share into Class AAA Preference Shares, Series L on the basis of one (1) Class AAA Preference Share, Series L for each Class AAA, Series M Share, on not less than 30 days’ written notice.

Purchase for Cancellation

Subject to applicable law and the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series M – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may at any time purchase for cancellation the whole or any part of the Class AAA, Series M Shares at the lowest price or prices at which in the opinion of the board of directors of BPO such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series M Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by BPO), before any amount is paid or any assets of BPO are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series M Shares. The holders of the Class AAA, Series M Shares will not be entitled to share in any further distribution of the assets of BPO.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series M Shares are outstanding, BPO will not, without the approval of the holders of the Class AAA, Series M Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series M Shares) on shares of BPO ranking as to dividends junior to the Class AAA, Series M Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of BPO ranking as to return of capital and dividends junior to the Class AAA, Series M Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BPO ranking as to capital junior to the Class AAA, Series M Shares;

| Brookfield Office Properties | 2014 Annual Information Form	76

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series M Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series M Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series M Shares and on all other shares of BPO ranking prior to or on a parity with the Class AAA, Series M Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Modifications

The provisions of the Class AAA, Series M Shares may be repealed, altered, modified or amended from time to time with such prior approval of the holders of the Class AAA, Series M Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series M Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series M Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series M Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of BPO unless and until BPO shall have failed to pay eight quarterly dividends on the Class AAA, Series M Shares, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series M Shares will be entitled to receive notice of and to attend each meeting of shareholders of BPO other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Series M Preference Share held.

Specific Provisions of the Class AAA Preference Shares, Series N

Dividends

The holders of the Class AAA Preference Shares, Series N (the “Class AAA, Series N Shares”) are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of BPO, in an amount equal to C$1.5375 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by BPO), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series N Shares are not redeemable prior to June 30, 2016. On June 30, 2016 and on June 30 every five years thereafter, subject to the terms of any shares of BPO ranking prior to the Class AAA, Series N Shares, to applicable law and to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series N – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series N Shares, by the payment of an amount in cash for each such share so redeemed equal to C$25.00 together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BPO), on not less than 30 days’ written notice.

Conversion at the Option of the Holder

Subject to applicable law and the provisions of the Class AAA, Series N Shares, on and after June 30, 2016 and on June 30 every five years thereafter, the holders of each Class AAA, Series N Share will have the right, at their option, to convert all or any part of the outstanding Class AAA, Series N Share into Class AAA Preference Shares, Series O on the basis of one (1) Class AAA Preference Share, Series O for each Class AAA, Series N Share, on not less than 30 days’ written notice.

Purchase for Cancellation

Subject to applicable law and the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series N – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may at any time purchase for cancellation the whole or any part of the Class AAA, Series N Shares at the lowest price or prices at which in the opinion of the board of directors of BPO such shares are obtainable.

| Brookfield Office Properties | 2014 Annual Information Form	77

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series N Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by BPO), before any amount is paid or any assets of BPO are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series N Shares. The holders of the Class AAA, Series N Shares will not be entitled to share in any further distribution of the assets of BPO.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series N Shares are outstanding, BPO will not, without the approval of the holders of the Class AAA, Series N Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series N Shares) on any shares of BPO ranking as to dividends junior to the Class AAA, Series N Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of BPO ranking as to return of capital and dividends junior to the Class AAA, Series N Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BPO ranking as to capital junior to the Class AAA, Series N Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series N Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series N Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series N Shares and on all other shares of BPO ranking prior to or on a parity with the Class AAA, Series N Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Modifications

The provisions of the Class AAA, Series N Shares may be repealed, altered, modified or amended from time to time with such prior approval of the holders of the Class AAA, Series N Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series N Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series N Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series N Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of BPO unless and until BPO shall have failed to pay eight quarterly dividends on the Class AAA, Series N Shares, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series N Shares will be entitled to receive notice of and to attend each meeting of shareholders of BPO other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Series N Preference Share held.

Specific Provisions of the Class AAA Preference Shares, Series O

Dividends

The holders of the Class AAA Preference Shares, Series O (the “Class AAA, Series O Shares”) are entitled to receive floating rate cumulative preferential cash dividends, if, as and when declared by the board of directors of BPO, in an amount per share equal to the sum of the 3-month Government of Canada Treasury Bill Rate (on the 30th day prior to the 1st day of each of April, July, October and January in each year) plus 3.07% calculated on the basis of the actual number of days elapsed in the period divided by 365, then multiplied by C$25.00, accruing daily from the date of issue (less any tax required to be deducted and withheld by BPO), payable quarterly on the last day of March, June, September and December in each year.

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Redemption

The Class AAA, Series O Shares are not redeemable prior to June 30, 2016. On or after that date, subject to the terms of any shares of BPO ranking prior to the Class AAA, Series O Shares, to applicable law and to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series O – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series O Shares, by the payment of an amount in cash for each such share so redeemed equal to (i) C$25.00 in the case of redemptions on June 30, 2016 and on June 30 every five years thereafter or (ii) C$25.50 on any date after June 30, 2016, in each case including all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BPO), on not less than 30 days’ written notice.

Conversion at the Option of the Holder

Subject to applicable law and the provisions of the Class AAA, Series O Shares, on and after June 30, 2016 and every five years thereafter, the holders of each Class AAA, Series O Share will have the right, at their option, to convert all or any part of the outstanding Class AAA, Series O Share into Class AAA Preference Shares, Series N on the basis of one (1) Class AAA Preference Share, Series N for each Class AAA, Series O Share, on not less than 30 days’ written notice.

Purchase for Cancellation

Subject to applicable law and the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series O – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may at any time purchase for cancellation the whole or any part of the Class AAA, Series O Shares at the lowest price or prices at which in the opinion of the board of directors of BPO such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series O Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by BPO), before any amount is paid or any assets of BPO are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series O Shares. The holders of the Class AAA, Series O Shares will not be entitled to share in any further distribution of the assets of BPO.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series O Shares are outstanding, BPO will not, without the approval of the holders of the Class AAA, Series O Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series O Shares) on shares of BPO ranking as to dividends junior to the Class AAA, Series O Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of BPO ranking as to return of capital and dividends junior to the Class AAA, Series O Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BPO ranking as to capital junior to the Class AAA, Series O Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series O Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series O Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series O Shares and on all other shares of BPO ranking prior to or on a parity with the Class AAA, Series O Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

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Modifications

The provisions of the Class AAA, Series O Shares may be repealed, altered, modified or amended from time to time with such prior approval of the holders of the Class AAA, Series O Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series O Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series O Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series O Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of BPO unless and until BPO shall have failed to pay eight quarterly dividends on the Class AAA, Series O Shares, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series O Shares will be entitled to receive notice of and to attend each meeting of shareholders of BPO other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Series O Preference Share held.

Specific Provisions of the Class AAA Preference Shares, Series P

Dividends

The holders of the Class AAA Preference Shares, Series P (the “Class AAA, Series P Shares”) are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of BPO, in an amount equal to C$1.2875 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by BPO), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series P Shares are not redeemable prior to March 31, 2017. On March 31, 2017 and on March 31 every five years thereafter, subject to the terms of any shares of BPO ranking prior to the Class AAA, Series P Shares, to applicable law and to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series P – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series P Shares, by the payment of an amount in cash for each such share so redeemed equal to C$25.00 together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BPO), on not less than 30 days’ written notice nor more than 60 days prior to the conversion date.

Conversion at the Option of the Holder

Subject to applicable law and the provisions of the Class AAA, Series P Shares, on and after March 31, 2017 and on March 31 every five years thereafter, the holders of each Class AAA, Series P Share will have the right, at their option, to convert all or any part of the outstanding Class AAA, Series P Share into Class AAA Preference Shares, Series Q on the basis of one (1) Class AAA Preference Share, Series Q for each Class AAA, Series P Share, on not less than 30 days’ written notice nor more than 60 days prior to the conversion date.

Purchase for Cancellation

Subject to applicable law and the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series P – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may at any time purchase for cancellation the whole or any part of the Class AAA, Series P Shares at the lowest price or prices at which in the opinion of the board of directors of BPO such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series P Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by BPO), before any amount is paid or any assets of BPO are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series P Shares. The holders of the Class AAA, Series P Shares will not be entitled to share in any further distribution of the assets of BPO.

| Brookfield Office Properties | 2014 Annual Information Form	80

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series P Shares are outstanding, BPO will not, without the approval of the holders of the Class AAA, Series P Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series P Shares) on any shares of BPO ranking as to dividends junior to the Class AAA, Series P Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of BPO ranking as to return of capital and dividends junior to the Class AAA, Series P Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BPO ranking as to capital junior to the Class AAA, Series P Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series P Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series P Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series P Shares and on all other shares of BPO ranking prior to or on a parity with the Class AAA, Series P Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Modifications

The provisions of the Class AAA, Series P Shares may be repealed, altered, modified or amended from time to time with such prior approval of the holders of the Class AAA, Series P Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series P Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series P Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series P Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of BPO unless and until BPO shall have failed to pay eight quarterly dividends on the Class AAA, Series P Shares, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series P Shares will be entitled to receive notice of and to attend each meeting of shareholders of BPO other than any meetings at which only holders of another specified class or series are entitled to vote, and shall have the right to one vote for each Series P Preference Share held.

Specific Provisions of the Class AAA Preference Shares, Series Q

Dividends

The holders of the Class AAA Preference Shares, Series Q (the “Class AAA, Series Q Shares”) are entitled to receive floating rate cumulative preferential cash dividends, if, as and when declared by the board of directors of BPO, in an amount per share equal to the sum of the 3-month Government of Canada Treasury Bill Rate (on the 30th day prior to the 1st day of each of April, July, October and January in each year) plus 3.0% calculated on the basis of the actual number of days elapsed in the period divided by 365, then multiplied by C$25.00, accruing daily from the date of issue (less any tax required to be deducted and withheld by BPO), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series Q Shares are not redeemable prior to March 31, 2017. On or after that date, subject to the terms of any shares of BPO ranking prior to the Class AAA, Series Q Shares, to applicable law and to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series Q – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series Q Shares, by the payment of an amount in cash for each such share so redeemed equal to (i) C$25.00 in the case of redemptions on March 31, 2022 and on March 31 every five years thereafter or (ii) C$25.50 on any date after March 31, 2017, in each case including all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BPO), on not less than 30 days’ written notice nor more than 60 days prior to the conversion date.

| Brookfield Office Properties | 2014 Annual Information Form	81

Conversion at the Option of the Holder

Subject to applicable law and the provisions of the Class AAA, Series Q Shares, on and after March 31, 2017 and on March 31 every five years thereafter, the holders of each Class AAA, Series Q Share will have the right, at their option, to convert all or any part of the outstanding Class AAA, Series Q Share into Class AAA Preference Shares, Series P on the basis of one (1) Class AAA Preference Share, Series P for each Class AAA, Series Q Share, on not less than 30 days’ written notice and not more than 60 days prior to conversion date.

Purchase for Cancellation

Subject to applicable law and the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series Q – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may at any time purchase for cancellation the whole or any part of the Class AAA, Series Q Shares at the lowest price or prices at which in the opinion of the board of directors of BPO such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series Q Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by BPO), before any amount is paid or any assets of BPO are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series Q Shares. The holders of the Class AAA, Series Q Shares will not be entitled to share in any further distribution of the assets of BPO.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series Q Shares are outstanding, BPO will not, without the approval of the holders of the Class AAA, Series Q Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series Q Shares) on shares of BPO ranking as to dividends junior to the Class AAA, Series Q Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of BPO ranking as to return of capital and dividends junior to the Class AAA, Series Q Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BPO ranking as to capital junior to the Class AAA, Series Q Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series Q Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series Q Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series Q Shares and on all other shares of BPO ranking prior to or on a parity with the Class AAA, Series Q Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Modifications

The provisions of the Class AAA, Series Q Shares may be repealed, altered, modified or amended from time to time with such prior approval of the holders of the Class AAA, Series Q Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series Q Shares, in addition to any vote or authorization required by law.

| Brookfield Office Properties | 2014 Annual Information Form	82

Voting

The holders of the Class AAA, Series Q Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series Q Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of BPO unless and until BPO shall have failed to pay eight quarterly dividends on the Class AAA, Series Q Shares, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series Q Shares will be entitled to receive notice of and to attend each meeting of shareholders of BPO other than any meetings at which only holders of another specified class or series are entitled to vote, and shall have the right to one vote for each Series Q Preference Share held.

Specific Provisions of the Class AAA Preference Shares, Series R

Dividends

The holders of the Class AAA Preference Shares, Series R (the “Class AAA, Series R Shares”) are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of BPO, in an amount equal to C$1.275 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by BPO), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series R Shares are not redeemable prior to September 30, 2016. On September 30, 2016 and on September 30 every five years thereafter, subject to the terms of any shares of BPO ranking prior to the Class AAA, Series R Shares, to applicable law and to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series R – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series R Shares, by the payment of an amount in cash for each such share so redeemed equal to C$25.00 together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BPO), on not less than 30 days’ written notice nor more than 60 days prior to the conversion date.

Conversion at the Option of the Holder

Subject to applicable law and the provisions of the Class AAA, Series R Shares, on and after September 30, 2016 and on September 30 every five years thereafter, the holders of each Class AAA, Series R Share will have the right, at their option, to convert all or any part of the outstanding Class AAA, Series R Share into Class AAA Preference Shares, Series S on the basis of one (1) Class AAA Preference Share, Series S for each Class AAA, Series R Share, on not less than 30 days’ written notice nor more than 60 days prior to the conversion date.

Purchase for Cancellation

Subject to applicable law and the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series R – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may at any time purchase for cancellation the whole or any part of the Class AAA, Series R Shares at the lowest price or prices at which in the opinion of the board of directors of BPO such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series R Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by BPO), before any amount is paid or any assets of BPO are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series R Shares. The holders of the Class AAA, Series R Shares will not be entitled to share in any further distribution of the assets of BPO.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series R Shares are outstanding, BPO will not, without the approval of the holders of the Class AAA, Series R Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series R Shares) on any shares of BPO ranking as to dividends junior to the Class AAA, Series R Shares;

| Brookfield Office Properties | 2014 Annual Information Form	83

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of BPO ranking as to return of capital and dividends junior to the Class AAA, Series R Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BPO ranking as to capital junior to the Class AAA, Series R Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series R Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series R Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series R Shares and on all other shares of BPO ranking prior to or on a parity with the Class AAA, Series R Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Modifications

The provisions of the Class AAA, Series R Shares may be repealed, altered, modified or amended from time to time with such prior approval of the holders of the Class AAA, Series R Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series R Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series R Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series R Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of BPO unless and until BPO shall have failed to pay eight quarterly dividends on the Class AAA, Series R Shares, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series R Shares will be entitled to receive notice of and to attend each meeting of shareholders of BPO other than any meetings at which only holders of another specified class or series are entitled to vote, and shall have the right to one vote for each Series R Preference Share held.

Specific Provisions of the Class AAA Preference Shares, Series S

Dividends

The holders of the Class AAA Preference Shares, Series S (the “Class AAA, Series S Shares”) are entitled to receive floating rate cumulative preferential cash dividends, if, as and when declared by the board of directors of BPO, in an amount per share equal to the sum of the 3-month Government of Canada Treasury Bill Rate (on the 30th day prior to the 1st day of each of April, July, October and January in each year) plus 3.48% calculated on the basis of the actual number of days elapsed in the period divided by 365, then multiplied by C$25.00, accruing daily from the date of issue (less any tax required to be deducted and withheld by BPO), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series S Shares are not redeemable prior to September 30, 2016. On or after that date, subject to the terms of any shares of BPO ranking prior to the Class AAA, Series S Shares, to applicable law and to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series S – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series S Shares, by the payment of an amount in cash for each such share so redeemed equal to (i) C$25.00 in the case of redemptions on September 30, 2021 and on September 30 every five years thereafter or (ii) C$25.50 on any date after September 30, 2016, in each case including all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BPO), on not less than 30 days’ written notice nor more than 60 days prior to the conversion date.

Conversion at the Option of the Holder

Subject to applicable law and the provisions of the Class AAA, Series S Shares, on and after September 30, 2021 and on September 30 every five years thereafter, the holders of each Class AAA, Series S Share will have the right, at their option, to convert all or any part of the outstanding Class AAA, Series S Share into Class AAA Preference Shares, Series R on the basis of one (1) Class AAA Preference Share, Series R for each Class AAA, Series S Share, on not less than 30 days’ written notice and not more than 60 days prior to conversion date.

| Brookfield Office Properties | 2014 Annual Information Form	84

Purchase for Cancellation

Subject to applicable law and the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series S – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may at any time purchase for cancellation the whole or any part of the Class AAA, Series S Shares at the lowest price or prices at which in the opinion of the board of directors of BPO such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series S Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by BPO), before any amount is paid or any assets of BPO are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series S Shares. The holders of the Class AAA, Series S Shares will not be entitled to share in any further distribution of the assets of BPO.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series S Shares are outstanding, BPO will not, without the approval of the holders of the Class AAA, Series S Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series S Shares) on shares of BPO ranking as to dividends junior to the Class AAA, Series S Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of BPO ranking as to return of capital and dividends junior to the Class AAA, Series S Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BPO ranking as to capital junior to the Class AAA, Series S Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series S Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series S Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series S Shares and on all other shares of BPO ranking prior to or on a parity with the Class AAA, Series S Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Modifications

The provisions of the Class AAA, Series S Shares may be repealed, altered, modified or amended from time to time with such prior approval of the holders of the Class AAA, Series S Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series S Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series S Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series S Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of BPO unless and until BPO shall have failed to pay eight quarterly dividends on the Class AAA, Series S Shares, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series S Shares will be entitled to receive notice of and to attend each meeting of shareholders of BPO other than any meetings at which only holders of another specified class or series are entitled to vote, and shall have the right to one vote for each Series S Preference Share held.

| Brookfield Office Properties | 2014 Annual Information Form	85

Specific Provisions of the Class AAA Preference Shares, Series T

Dividends

The holders of the Class AAA Preference Shares, Series T (the “Class AAA, Series T Shares”) are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of BPO, in an amount equal to C$1.15 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by BPO), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series T Shares are not redeemable prior to December 31, 2018. On December 31, 2018 and on December 31 every five years thereafter, subject to the terms of any shares of BPO ranking prior to the Class AAA, Series T Shares, to applicable law and to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series T – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series T Shares, by the payment of an amount in cash for each such share so redeemed equal to C$25.00 together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BPO), on not less than 30 days’ written notice nor more than 60 days prior to the conversion date.

Conversion at the Option of the Holder

Subject to applicable law and the provisions of the Class AAA, Series T Shares, on and after December 31, 2018 and on December 31 every five years thereafter, the holders of each Class AAA, Series T Share will have the right, at their option, to convert all or any part of the outstanding Class AAA, Series T Share into Class AAA Preference Shares, Series U on the basis of one (1) Class AAA Preference Share, Series U for each Class AAA, Series T Share, on not less than 30 days’ written notice nor more than 60 days prior to the conversion date.

Purchase for Cancellation

Subject to applicable law and the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series T – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may at any time purchase for cancellation the whole or any part of the Class AAA, Series T Shares at the lowest price or prices at which in the opinion of the board of directors of BPO such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series T Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by BPO), before any amount is paid or any assets of BPO are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series T Shares. The holders of the Class AAA, Series T Shares will not be entitled to share in any further distribution of the assets of BPO.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series T Shares are outstanding, BPO will not, without the approval of the holders of the Class AAA, Series T Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series T Shares) on any shares of BPO ranking as to dividends junior to the Class AAA, Series T Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of BPO ranking as to return of capital and dividends junior to the Class AAA, Series T Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BPO ranking as to capital junior to the Class AAA, Series T Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series T Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series T Shares;

| Brookfield Office Properties | 2014 Annual Information Form	86

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series T Shares and on all other shares of BPO ranking prior to or on a parity with the Class AAA, Series T Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Modifications

The provisions of the Class AAA, Series T Shares may be repealed, altered, modified or amended from time to time with such prior approval of the holders of the Class AAA, Series T Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series T Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series T Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series T Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of BPO unless and until BPO shall have failed to pay eight quarterly dividends on the Class AAA, Series T Shares, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series T Shares will be entitled to receive notice of and to attend each meeting of shareholders of BPO other than any meetings at which only holders of another specified class or series are entitled to vote, and shall have the right to one vote for each Series T Preference Share held.

Specific Provisions of the Class AAA Preference Shares, Series U

Dividends

The holders of the Class AAA Preference Shares, Series U (the “Class AAA, Series U Shares”) are entitled to receive floating rate cumulative preferential cash dividends, if, as and when declared by the board of directors of BPO, in an amount per share equal to the sum of the 3-month Government of Canada Treasury Bill Rate (on the 30th day prior to the 1st day of each of April, July, October and January in each year) plus 3.16% calculated on the basis of the actual number of days elapsed in the period divided by 365, then multiplied by C$25.00, accruing daily from the date of issue (less any tax required to be deducted and withheld by BPO), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series U Shares are not redeemable prior to December 31, 2018. On or after that date, subject to the terms of any shares of BPO ranking prior to the Class AAA, Series U Shares, to applicable law and to the provisions described under ‘‘Specific Provisions of the Class AAA, Series U – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series U Shares, by the payment of an amount in cash for each such share so redeemed equal to (i) C$25.00 in the case of redemptions on December 31, 2023 and on December 31 every five years thereafter or (ii) C$25.50 on any date after December 31, 2018, in each case including all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BPO), on not less than 30 days’ written notice nor more than 60 days prior to the conversion date.

Conversion at the Option of the Holder

Subject to applicable law and the provisions of the Class AAA, Series U Shares, on and after December 31, 2023 and on December 31 every five years thereafter, the holders of each Class AAA, Series U Share will have the right, at their option, to convert all or any part of the outstanding Class AAA, Series U Share into Class AAA, Series T on the basis of one (1) Class AAA, Series T for each Class AAA, Series U Share, on not less than 30 days’ written notice and not more than 60 days prior to conversion date.

| Brookfield Office Properties | 2014 Annual Information Form	87

Purchase for Cancellation

Subject to applicable law and the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series U – Restrictions on Dividends and Retirement and Issue of Shares’’, BPO may at any time purchase for cancellation the whole or any part of the Class AAA, Series U Shares at the lowest price or prices at which in the opinion of the board of directors of BPO such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series U Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by BPO), before any amount is paid or any assets of BPO are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series U Shares. The holders of the Class AAA, Series U Shares will not be entitled to share in any further distribution of the assets of BPO.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series U Shares are outstanding, BPO will not, without the approval of the holders of the Class AAA, Series U Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series U Shares) on shares of BPO ranking as to dividends junior to the Class AAA, Series U Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of BPO ranking as to return of capital and dividends junior to the Class AAA, Series U Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BPO ranking as to capital junior to the Class AAA, Series U Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series U Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series U Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series U Shares and on all other shares of BPO ranking prior to or on a parity with the Class AAA, Series U Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Modifications

The provisions of the Class AAA, Series U Shares may be repealed, altered, modified or amended from time to time with such prior approval of the holders of the Class AAA, Series U Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series U Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series U Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series U Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of BPO unless and until BPO shall have failed to pay eight quarterly dividends on the Class AAA, Series U Shares, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series U Shares will be entitled to receive notice of and to attend each meeting of shareholders of BPO other than any meetings at which only holders of another specified class or series are entitled to vote, and shall have the right to one vote for each Series U Preference Share held.

| Brookfield Office Properties | 2014 Annual Information Form	88

Specific Provisions of the Class AAA Preference Shares, Series V

Dividends

The holders of the Class AAA Preference Shares, Series V (the “Class AAA, Series V Shares”) are entitled to receive cumulative preferential cash dividends payable quarterly on the 14th day of each of February, May, August and November in an amount per share per annum equal to the product of $25.00 and 70% of the “Average Prime Rate” (as defined in the share conditions for the Class AAA, Series V Shares).

Redemption

Subject to applicable law and the provisions described under “— Restrictions on Dividends, Retirement and Issue of Shares”, BPO may redeem the whole or from time to time any part of the then outstanding Class AAA, Series V Shares at $25.00 per share plus an amount equal to all accrued and unpaid dividends.

Purchase for Cancellation

Subject to applicable law and the provisions described under “— Restrictions on Dividends, Retirement and Issue of Shares”, BPO may at any time purchase for cancellation the whole or any part of the outstanding Class AAA, Series V Shares at the lowest price or prices at which, in the opinion of the board of directors of BPO, such shares are then obtainable but not exceeding $25.00 per share together with an amount equal to all accrued and unpaid dividends to the date of purchase and costs of purchase.

Liquidation, Dissolution and Winding-up

In the event of liquidation, dissolution or winding-up of BPO or other distribution of assets among its shareholders for the purpose of winding-up its affairs, the holders of the Class AAA, Series V Shares are entitled to be paid $25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date of payment, before any amount will be paid or any assets of BPO will be distributed to the holders of any shares ranking as to capital junior to the Class AAA, Series V Shares. The holders of the Class AAA, Series V Shares will not be entitled to share in any further distribution of the assets of BPO.

Restrictions on Dividends, Retirement and Issue of Shares

As long as any Class AAA, Series V Shares are outstanding, BPO will not, without the prior approval of the holders of the Class AAA, Series V:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series V) on shares of BPO ranking as to dividends junior to the Class AAA, Series V;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class AAA, Series V, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares ranking as to capital junior to the Class AAA Preference Shares, Series V;

(iii)	redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of less than all of the Class AAA, Series V Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares ranking as to capital pari passu with the Class AAA, Series V Shares; or

(v)	issue any additional Class AAA Preference Shares (other than pursuant to the exercise of existing rights to convert outstanding shares into Class AAA Preference Shares of an existing series) or any shares ranking as to dividends or capital prior to or pari passu with the Class AAA Preference Shares;

unless, in each such case, all accrued and unpaid cumulative dividends up to and including the quarterly dividend payable on the immediately preceding dividend payment date will have been declared and paid or set apart for payment on all outstanding Class AAA Preference Shares and all other shares ranking as to dividends prior to or pari passu with the Class AAA, Series V Shares.

Amendment

The provisions of the Class AAA, Series V Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series V Shares by special resolution, given in accordance with the share provisions for the Class AAA, Series V Shares, in addition to any vote or authorization required by law.

| Brookfield Office Properties | 2014 Annual Information Form	89

Voting

The holders of the Class AAA, Series V Shares do not have the right to receive notice of, attend or vote at any meetings of shareholders of BPO unless BPO has failed to pay in the aggregate eight quarterly dividends on the Class AAA Preference Shares, Series V. In that event, and so long thereafter as any dividends on the Class AAA, Series V Shares remain in arrears, the holders of the Class AAA, Series V Shares are entitled to receive notice of and to attend all meetings of BPO’s shareholders (other than meetings at which only holders of another specified class or series are entitled to vote), but have no vote thereat. The holders of Class AAA, Series V Shares will be entitled, voting separately as a class together with all other holders of Class AAA Preference Shares, Series V, W, X, Y and Z, to elect two members of the board of directors of BPO and for such purpose the holders of the Class AAA, Series V Shares have one vote for each Class AAA Preference Share, Series V held.

Specific Provisions of the Class AAA Preference Shares, Series W

Dividends

The holders of the Class AAA Preference Shares, Series W (the “Class AAA, Series W Shares”) are entitled to receive cumulative dividends payable quarterly on the 14th day of each of February, May, August and November in an amount per share per annum equal to the product of $25.00 and 70% of the “Average Prime Rate” (as defined in the share conditions for the Class AAA, Series W Shares).

Redemption

Subject to applicable law and the provisions described under “— Restrictions on Dividends, Retirement and Issue of Shares”, BPO may, upon giving notice, redeem the whole or from time to time any part of the then outstanding Class AAA, Series W Shares at $25.00 per share plus an amount equal to all accrued and unpaid dividends.

Purchase for Cancellation

Subject to applicable law and the provisions described under “— Restrictions on Dividends, Retirement and Issue of Shares”, BPO may at any time or times purchase the whole or any part of the outstanding Class AAA, Series W Shares at the lowest price or prices at which, in the opinion of the board of directors of BPO, such shares are then obtainable but not exceeding $25.00 per share together with an amount equal to all accrued and unpaid dividends up to the date of purchase and the costs of purchase.

Liquidation, Dissolution and Winding-up

In the event of liquidation, dissolution or winding-up of BPO or other distribution of assets among its shareholders for the purpose of winding-up its affairs, the holders of the Class AAA, Series W Shares will be entitled to be paid $25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date of payment, before any amount will be paid or any assets of BPO will be distributed to the holders of shares ranking as to capital junior to the Class AAA, Series W Shares. The holders of the Class AAA, Series W Shares will not be entitled to share in any further distribution of the assets of BPO.

Restrictions on Dividends, Retirement and Issue of Shares

As long as any Class AAA, Series W Shares are outstanding, BPO will not, without the prior approval of the holders of the Class AAA, Series W Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series W Shares ) on shares of BPO ranking as to dividends junior to the Class AAA, Series W Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class AAA, Series W Shares redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares ranking as to capital junior to the Class AAA, Series W Shares;

(iii)	redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of less than all of the Class AAA, Series W Shares then outstanding;

| Brookfield Office Properties | 2014 Annual Information Form	90

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares ranking as to capital pari passu with the Class AAA, Series W Shares; or

(v)	issue any additional Class AAA Preference Shares (other than pursuant to the exercise of existing rights to convert outstanding shares into Class AAA Preference Shares of an existing series) or any shares ranking as to dividends or capital prior to or pari passu with the Class AAA Preference Shares;

unless, in each such case, all accrued and unpaid cumulative dividends up to and including the dividend payment for the last completed period for which such dividends will be payable, have been declared and paid or set apart for payment and any declared and unpaid non-cumulative dividends that have been paid or set apart for payment on all other shares ranking as to dividends prior to or pari passu with the Class AAA, Series W Shares.

Amendment

The provisions of the Class AAA, Series W Shares may be amended but only with the prior approval of the holders of the Class AAA, Series W Shares by special resolution given in accordance with the share provisions of the Class AAA, Series W Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series W Shares are not entitled to receive notice of, attend, or vote at, any meetings of shareholders of BPO unless BPO has failed to pay in the aggregate eight quarterly dividends on the Class AAA, Series W Shares. In that event, and so long as any dividends on the Class AAA, Series W Shares continue to remain in arrears, the holders of the Class AAA, Series W Shares will be entitled to receive notice of and to attend all meetings of BPO’s shareholders (other than the holders of any other class or series of shares held separately as a class or series), but have no vote thereat. The holders of Class AAA, Series W Shares are entitled, voting separately as a class together with all other holders of Class AAA, Series V, W, X, Y and Z Shares, to elect two members of the board of directors of BPO and for such purpose the holders of the Class AAA, Series W Shares will have one vote for each Class AAA, Series W Share held.

Specific Provisions of the Class AAA Preference Shares, Series X

Dividends

The holders of the Class AAA Preference Shares, Series X (the “Class AAA, Series X Shares”) are entitled to receive cumulative preferential cash dividends on each Class AAA, Series X Share, at a rate determined through a monthly auction procedure conducted in accordance with the Class AAA, Series X Shares share conditions and based upon orders to purchase, hold or sell Class AAA, Series X Shares placed in monthly auctions by existing holders and potential holders. The maximum dividend rate that will result from any auction is the Bankers’ Acceptance Rate (as defined in the Class AAA, Series X Shares share conditions) plus 0.40%.

Redemption

Subject to applicable law and the provisions described under “— Restrictions on Dividends, Retirement and Issue of Shares”, the Class AAA, Series X Shares are redeemable, at the option of BPO, in whole or in part from time to time, on the business day next preceding any auction date, upon payment of the redemption price of $500,000 per Class AAA Preference Share, Series X and all accrued and unpaid dividends to the date of redemption.

Liquidation, Dissolution and Winding-up

In the event of liquidation, dissolution or winding-up of BPO or other distribution of assets among its shareholders for the purpose of winding-up its affairs, the holders of the Class AAA, Series X Shares will be entitled to be paid $500,000 per share plus an amount equal to all accrued and unpaid dividends up to but excluding the date of payment, before any amount will be paid or any assets of BPO will be distributed to the holders of shares ranking as to capital junior to the Class AAA, Series X Share. The holders of the Class AAA, Series X Shares will not be entitled to share in any further distribution of the assets of BPO.

| Brookfield Office Properties | 2014 Annual Information Form	91

Restrictions on Dividends, Retirement and Issue of Shares

As long as any Class AAA, Series X Shares are outstanding, BPO will not, without the prior approval of the holders of the Class AAA, Series X Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series X Shares) on shares of BPO ranking as to dividends junior to the Class AAA, Series X Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class AAA, Series X Shares, redeem, call for redemption, purchase or otherwise reduce or make any return of capital in respect of shares ranking as to capital junior to the Class AAA, Series X Shares;

(iii)	redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of less than all of the Class AAA, Series X Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares ranking as to capital pari passu with the Class AAA, Series X Shares;

(v)	issue any additional Class AAA Preference Shares (other than pursuant to the exercise of existing rights to convert outstanding shares into Class AAA Preference Shares of an existing series) or any shares ranking as to dividends or capital prior to or pari passu with the Class AAA Preference Shares;

unless, in each such case, all accrued and unpaid cumulative dividends up to and including the dividend payable on the immediately preceding dividend payment date have been declared and paid or set apart for payment on the Class AAA, Series X Shares and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends have been paid or set apart for payment on all outstanding shares ranking as to dividends prior to or pari passu with the Class AAA, Series X Shares.

Amendment

The provisions attaching to the Class AAA, Series X Shares may be amended but only with the prior approval of the holders of the Class AAA, Series X Shares by special resolution given in accordance with the share provisions of the Class AAA, Series X Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series X Shares are not entitled to receive notice of, attend, or vote at, any meetings of shareholders of BPO unless BPO has failed to pay in the aggregate twenty-four monthly dividends on the Class AAA, Series X Shares, whether consecutive or not. In that event, and so long as any dividends on the Class AAA, Series X Shares remain in arrears, the holders of the Class AAA, Series X Shares will be entitled to receive notice of and to attend all meetings of BPO’s shareholders (other than any other class or series held separately as a class or series), but have no vote thereat. The holders of Class AAA, Series X Shares will be entitled, voting separately as a class together with all other holders of Class AAA Preference Shares, Series V, W, X, Y and Z, to elect two members of the board of directors of BPO and for such purpose the holders of the Class AAA, Series X Shares will have one vote for each Class AAA, Series X Share held.

Specific Provisions of the Class AAA Preference Shares, Series Y

Dividends

The holders of the Class AAA Preference Shares, Series Y (the “Class AAA, Series Y Shares”) are entitled to receive cumulative dividends payable quarterly on the 14th day of each of February, May, August and November in an amount per share per annum equal to the product of $25.00 and 70% of the “Average Prime Rate” (as defined in the share conditions for the Class AAA, Series Y Shares).

| Brookfield Office Properties | 2014 Annual Information Form	92

Redemption

Subject to applicable law and the provisions described under “— Restrictions on Dividends, Retirement and Issue of Shares”, BPO may, upon giving notice, redeem the whole or from time to time any part of the then outstanding Class AAA, Series Y Shares at $25.00 per share plus an amount equal to all accrued and unpaid dividends.

Liquidation, Dissolution and Winding-up

In the event of liquidation, dissolution or winding-up of BPO or other distribution of assets among its shareholders for the purpose of winding-up its affairs, the holders of the Class AAA, Series Y Shares will be entitled to be paid $25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date of payment, before any amount will be paid or any assets of BPO will be distributed to the holders of shares ranking as to capital junior to the Class AAA, Series Y Shares. The holders of the Class AAA, Series Y Shares will not be entitled to share in any further distribution of the assets of BPO.

Restrictions on Dividends, Retirement and Issue of Shares

As long as any Class AAA, Series Y Shares are outstanding, BPO will not, without the prior approval of the holders of the Class AAA, Series Y Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series Y Shares) on shares of BPO ranking as to dividends junior to the Class AAA, Series Y Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class AAA, Series Y Shares redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares ranking as to capital junior to the Class AAA, Series Y Shares;

(iii)	redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of less than all of the Class AAA, Series Y Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares ranking as to capital pari passu with the Class AAA, Series Y Shares; or

(v)	issue any additional Class AAA Preference Shares (other than pursuant to the exercise of existing rights to convert outstanding shares into Class AAA Preference Shares of an existing series) or any shares ranking as to dividends or capital prior to or pari passu with the Class AAA Preference Shares;

unless, in each such case, all accrued and unpaid cumulative dividends up to and including the dividend payment for the last completed period for which such dividends will be payable, have been declared and paid or set apart for payment and any declared and unpaid non-cumulative dividends that have been paid or set apart for payment on all other shares ranking as to dividends prior to or pari passu with the Class AAA, Series Y Shares.

Purchase for Cancellation

Subject to applicable law and the provisions described under “— Restrictions on Dividends, Retirement and Issue of Shares”, BPO may at any time or times purchase the whole or any part of the outstanding Class AAA, Series Y Shares at the lowest price or prices at which, in the opinion of the board of directors of BPO, such shares are then obtainable but not exceeding $25.00 per share together with an amount equal to all accrued and unpaid dividends up to the date of purchase and the costs of purchase.

Amendment

The provisions of the Class AAA, Series Y Shares may be amended but only with the prior approval of the holders of the Class AAA, Series Y Shares by special resolution given in accordance with the share provisions of the Class AAA, Series Y Shares, in addition to any vote or authorization required by law.

| Brookfield Office Properties | 2014 Annual Information Form	93

Voting

The holders of the Class AAA, Series Y Shares are not entitled to receive notice of, attend, or vote at, any meetings of shareholders of BPO unless BPO has failed to pay in the aggregate eight quarterly dividends on the Class AAA, Series Y Shares. In that event, and so long as any dividends on the Class AAA, Series Y Shares continue to remain in arrears, the holders of the Class AAA, Series Y Shares will be entitled to receive notice of and to attend all meetings of BPO’s shareholders (other than the holders of any other class or series of shares held separately as a class or series), but have no vote thereat. The holders of Class AAA, Series Y Shares are entitled, voting separately as a class together with all other holders of BPO Class AAA, Series V, W, X, Y and Z Shares, to elect two members of the board of directors of BPO and for such purpose the holders of the Class AAA, Series Y Shares will have one vote for each BPO Class AAA, Series Y Share held.

Specific Provisions of the Class AAA Preference Shares, Series Z

Dividends

The holders of the BPO Class AAA Preference Shares, Series Z (the “Class AAA, Series Z Shares”) are entitled to receive fixed cumulative preferential cash dividends in an amount equal to the product of $25.00 and the dividend rate determined by BPO in accordance with the share conditions for the Class AAA, Series Z Shares for each period included within a “Dealer Determined Term” (as defined in the share conditions for Class AAA, Series Z Shares).

For each period included within an “Auction Term” (as defined in the share conditions for the Class AAA, Series Z Shares), the dividend to be paid on each Class AAA, Series Z Share is determined as follows:

(i)	on the dividend payment date immediately following the end of the first period during any Auction Term is the amount which is the product of $25.00 and 75% of the “Bankers’ Acceptance Rate” on the first business day of such period,

(ii)	on the auction dividend payment dates immediately following the end of the subsequent auction dividend periods during any Auction Term is the amount which is the product of $25.00 and the “Current Dividend Rate” determined on the “Auction Date” immediately prior to the beginning of such “Auction Dividend Period” (all terms defined in the share conditions for the Class AAA, Series Z Shares).

For the first dividend period within a “Corporation Determined Term” or a “Dealer Determined Term” (both as defined in the share conditions for Class AAA, Series Z Shares), in either case immediately following an Auction Term, the dividend to be paid is the product of $25.00 and four times the dividend rate determined by BPO in accordance with the share conditions for the Class AAA, Series Z Shares or the Dividend Rate determined by the Dealer, as the case may be.

If, for any reason, the applicable dividend rate is not determined or not determinable in accordance with the share conditions for the Class AAA, Series Z Shares, the rate applicable in respect of such day shall be the Bankers’ Acceptance Rate on such day plus 0.40%.

Redemption

Subject to applicable law and to the provisions described under “— Restrictions on Dividends Retirement and Issues of Shares”, BPO may, upon giving notice, redeem the whole or from time to time any part of the then outstanding Class AAA, Series Z Shares at $25.00 per share plus an amount equal to all accrued and unpaid dividends to the redemption date.

Liquidation, Dissolution and Winding-up

In the event of liquidation, dissolution or winding-up of BPO or other distribution of assets among its shareholders for the purpose of winding-up its affairs, the holders of the Class AAA, Series Z Shares will be entitled to be paid $25.00 per share, plus an amount equal to all accrued and unpaid dividends thereon before any amount will be paid or any assets of BPO will be distributed to the holders of shares of BPO ranking as to capital junior to the Class AAA, Series Z Shares. The holders of Class AAA, Series Z Shares will not be entitled to share in any further distribution of the assets of BPO.

Restrictions on Dividends, Retirement and Issue of Shares

As long as any Class AAA, Series Z Shares are outstanding, BPO will not, without the prior approval of the holders of the outstanding Class AAA, Series Z Shares:

| Brookfield Office Properties | 2014 Annual Information Form	94

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BPO ranking as to capital and dividends junior to the Class AAA, Series Z Shares) on shares of BPO ranking as to dividends junior to the Class AAA, Series Z Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class AAA, Series Z Shares, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of BPO ranking as to capital junior to the Class AAA, Series Z Shares;

(iii)	redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of less than all of the Class AAA, Series Z Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of any shares ranking as to capital pari passu with the Class AAA, Series Z Shares;

(v)	issue any additional Class AAA Preference Shares (other than pursuant to the exercise of existing rights to convert outstanding shares into Class AAA Preference Shares of an existing series) or any shares ranking as to dividends or capital prior to or pari passu with the Class AAA Preference Shares;

unless, in each such case, all accrued and unpaid cumulative dividends up to and including the dividend payment for the last completed period for which such dividends were payable on the Class AAA, Series Z Shares, and any declared and unpaid non-cumulative dividends on all other shares of BPO ranking as to dividends prior to or pari passu with the Class AAA, Series Z Shares have been paid or set apart for payment.

Purchase for Cancellation

Subject to applicable law and the provisions described under “— Restrictions on Dividends Retirement and Issues of Shares”, BPO may at any time or times purchase the whole or any part of the outstanding Class AAA, Series Z Shares at the lowest price or prices at which, in the opinion of the board of directors of BPO, such shares are then obtainable but not exceeding $25.00 per share together with an amount equal to all accrued and unpaid dividends up to the date of purchase and the costs of purchase.

Voting

The holders of the Class AAA, Series Z Shares are not entitled to receive notice of, attend, or vote at, any meetings of shareholders of BPO unless BPO has failed to pay in the aggregate dividends for 24 months on the Class AAA, Series Z Shares, whether or not consecutive. In that event, and so long thereafter as any dividends on the Class AAA, Series Z Shares remain in arrears, the holders of the Class AAA, Series Z Shares will be entitled to receive notice of and to attend all meetings of BPO’s shareholders (other than any meetings of the holders of any other class or series of shares held separately as a class or series) but have no vote thereat. The holders of Class AAA, Series Z Shares are entitled, voting separately as a class together with all other holders of Class AAA Preference Shares, Series V, W, X, Y and Z to elect two members of the board of directors of BPO and for such purpose the holders of the Class AAA, Series Z Shares will have one vote for each Class AAA, Series Z Share held.

Common Shares

Provisions of Common Shares

Dividends

The holders of the Common Shares are entitled to receive any dividends declared thereon by the board of directors of BPO.

Voting

The holders of the Common Shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes will be entitled to one vote for each Common Share held.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of BPO or any other distribution of assets of BPO among its shareholders by way of return of capital, the holders of Common Shares will be entitled to receive, after distribution to the holders of the Class A preference shares, the Class AA preference shares, the Class AAA preference shares and any other shares ranking prior to the Common Shares, the remaining property of BPO.

| Brookfield Office Properties | 2014 Annual Information Form	95

APPENDIX D - Audit Committee Charter

A committee of the board of directors of Brookfield Office Properties Inc. (the “Corporation”) to be known as the Audit Committee (the “Committee”) shall have the following terms of reference:

Membership and Chair

Annually, the board of directors of the Corporation (the “Board”) shall appoint from its number three or more directors (the “Members” and each a “Member”) to serve on the Committee for the upcoming year or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.

The Members will be selected by the Board on the recommendation of the Governance and Nominating Committee. Any Member may be removed from office or replaced at any time by the Board. All of the Members will be Independent directors. In addition, every Member will be Financially Literate, or agree to become Financially Literate within a reasonable period of time following appointment. Members may not serve on three or more other public company audit committees, except with the prior approval of the Chairman of the Board.

The Board shall appoint one Member as the Chair of the Committee. If the Chair is absent from a meeting, the Members shall select a Member from those in attendance to act as Chair of the meeting.

Responsibilities

The Committee shall:

a)	be directly responsible for overseeing the work of the external auditor of the Corporation engaged for the purpose of preparing or issuing an auditor’s report or providing other audit, review or attest services to the Corporation (the “auditor”);

b)	require the auditor to report directly to the Committee;

c)	review and evaluate the auditor’s independence, experience, qualifications and performance and determine whether the auditor should be appointed or re-appointed and recommend to the Board the auditor who should be nominated for appointment or re-appointment by the shareholders;

d)	where appropriate, recommend to the Board that the shareholders terminate the auditor;

e)	when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor required, and the orderly transition of such change;

f)	review the terms of the auditor’s engagement and recommend to the Board the compensation of the auditor;

g)	at least annually, obtain and review a report by the auditor describing:

•	the auditor’s internal quality-control procedures; and

•	any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body such as the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;

h)	at least annually, confirm that the auditor has submitted a formal written statement describing all of its relationships with the Corporation; discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the order of Chartered Accountants to which it belongs and is an independent public accountant within the meaning of applicable securities legislation, and confirm that it has complied with applicable laws with the rotation of certain members of the audit engagement team;

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i)	review and evaluate the lead partner of the auditor;

j)	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the audit firm;

k)	meet privately with the auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the auditor, including:

•	planning and staffing of the audit;

•	any material written communications between the auditor and management;

•	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

•	the extent to which the auditor is satisfied with the nature and scope of its examination;

•	whether or not the auditor has received the full co-operation of management of the Corporation;

•	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel;

•	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

•	all critical accounting policies and practices to be used by the Corporation;

•	all alternative treatments of financial information within international financial reporting standards that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

•	any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and

•	any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to applicable securities legislation.

l)	pre-approve any non-audit service to be provided to the Corporation or any of its subsidiaries by the auditor in accordance with applicable law. The Committee may delegate to one or more independent members the authority to pre-approve non-audit services to the extent permitted by applicable law. The pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full Committee at its first regularly scheduled meeting following such pre-approval. The Committee may also adopt specific policies and procedures for the engagement of non-audit services provided these policies and procedures are detailed as to the particular services, mandate that the Committee be informed of each non-audit service and do not include the delegation of the Committee’s responsibilities to management;

m)	resolve any disagreements between management and the auditor regarding financial reporting;

n)	prior to the disclosure to the public, review, and, where appropriate, recommend for approval by the Board, the following:

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•	audited annual financial statements, in conjunction with the report of the auditor;

•	interim financial statements;

•	annual and interim earnings press releases;

•	annual and interim management’s discussion and analysis of financial condition and results of operations;

•	reconciliations of the annual or interim financial statements; and

•	all other audited or unaudited financial information contained in public disclosure documents (including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities);

o)	discuss press releases containing financial information (to ensure consistency of the disclosure to the financial statement), as well as financial information and earnings guidance provided to analysts and rating agencies including the use of “pro forma” information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

p)	review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements;

q)	review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

r)	review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

s)	review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of significant deficiencies and material weaknesses in internal control over financial reporting;

t)	meet privately with the person responsible for the Corporation’s internal audit function as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

u)	review the mandate, budget, planned activities, staffing and organizational structure of the internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the auditor, review the appointment and replacement of the person in charge of the Corporation’s internal audit function and review the significant reports to management prepared by the internal auditor and management’s responses;

v)	review the controls and procedures that have been adopted to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed and to review the public disclosure of financial information extracted or derived from the issuer’s financial statements and periodically assess the adequacy of these procedures;

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w)	establish and periodically review the procedures for the receipt, follow-up, retention and treatment of complaints received by the Corporation about accounting, internal controls, disclosure controls or auditing matters and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

x)	review and approve periodically, the Corporation’s policies with respect to risk assessment and management, particularly financial risk exposure, including the steps taken to monitor and control risks;

y)	conduct an annual analysis on the Corporation’s use of swaps and if deemed appropriate, approve the use of the end-user exception to the U.S. Commodity and Futures Trading Commission’s mandatory swap clearing requirement;

z)	review periodically, the status of taxation matters of the Corporation;

aa)	review and approve the Corporation’s policies for hiring partners and employees and former partners and employees of the present auditor and any former auditors of the Corporation;

bb)	review, with legal counsel where required, such litigation, claims, tax assessments, transactions, inquiries from regulators and material inquiries from governmental agencies or other contingencies which may have a material impact on financial results or which may otherwise adversely affect the financial well-being of the Corporation; and

cc)	consider other matters of a financial nature as directed by the Board.

Limitation of Audit Committee Role

The Committee’s function is one of oversight. The Corporation’s management is responsible for preparing the Corporation’s financial statements and, along with the internal audit function, for developing and maintaining systems of internal accounting and financial controls, while the independent auditor will assist the Committee and the Board in fulfilling their responsibilities for their review of the financial statements and internal controls and will be responsible for its independent audit of the financial statements. The Committee expects the auditors to call to their attention any accounting, auditing, internal accounting control, regulatory or other related matters that they believe warrant consideration or action. The Committee recognizes that the financial management and the internal and independent audit teams have more knowledge and information about the Corporation than do Committee members. Accordingly, in carrying out its oversight responsibilities, the Committee does not provide any expert or special assurance as to the Corporation’s financial statements or internal controls or any professional certification as to the auditor’s work.

Reporting

The Committee will regularly report to the Board on:

•	the auditor’s independence;

•	the performance of the auditor and the Committee’s recommendations regarding its reappointment or termination;

•	the performance of the internal audit function;

•	the adequacy of the Corporation’s internal controls and disclosure controls;

•	its recommendations regarding the annual and interim financial statements of the Corporation and any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

•	its review of any other public disclosure document including the annual report and the annual and interim management’s discussion and analysis of financial condition and results of operations;

•	the Corporation’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

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•	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

Review and Disclosure

The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments. The Governance and Nominating Committee will review the Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.

This Charter will be posted on the Corporation’s Web site and the annual report of the Corporation will state that this Charter is available on the Web site.

Assessment

At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board.

Access To Advisors And Senior Management

The Committee may retain any advisor at the expense of the Corporation, without the Board’s approval, at any time and has the authority to determine any such advisor’s fees and other retention terms.

The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.

Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.

Meetings

Meetings of the Committee may be called by any Member, the Chairman of the Board, the Chief Executive Officer or Chief Financial Officer of the Corporation or the auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee. The Committee may also take action from time to time by unanimous written consent.

The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members from time to time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Canada Business Corporations Act and the by-laws, and unless otherwise determined by the Board, the Committee shall have the power to regulate its procedure.

Notice of each meeting shall be given to the auditor, each Member, and to the Chairman of the Board and the Chief Executive Officer of the Corporation. Notice of meeting may be given orally, in person or by telephone, by letter, by electronic mail or other reasonable means not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.

The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors and/or members of management to attend any or all meetings.

Definitions

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

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“Independent” has the meaning based on the rules and guidelines of applicable stock exchanges and securities regulatory authorities.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

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